314

05006422

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Africa Israel Investments Ltd.

*CURRENT ADDRESS 4 Derech Hachoresh, Yehud
Israel

**FORMER NAME

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34865 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 3/14/05

82-34865

ARLS
12-31-03

Africa Israel Investments Ltd

26 March 2004

Re: Periodic Report for the Year 2003
Securities Regulations (Periodic and Immediate Reports), 5730-1970

Conformant to the Securities Regulations (Periodic and Immediate Reports), 5730-1970, we take pleasure in submitting herewith the Company's periodic report for the year 2003, as follows:

Name of company	- Africa Israel Investments Ltd.
Company number with Registrar of Companies	- 520005067
Registered address	- 4 Derech Hachoresh, Yehud
Telephone number	- 03 - 5393535
Fax number	- 03 – 6321730
E-mail address	- Africa@africa-israel.com
Balance sheet date	- 31.12.2003
Reporting date	- 26.3.2004
Year of report	- 2003

RECEIVED
2005 MAR -4 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulation 9: **Financial statements**

Annexed hereto are the consolidated annual financial statements of our company and its subsidiaries as of 31.12.2003, prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 5753-1993 and audited. The financial statements include the opinion of the Company's auditors as of 26.3.2004, on the financial statements. Annexed hereto are the following financial statements: Reports of Derech Eretz Highways (1997) Ltd., reports of Derech Eretz Construction Joint Venture, Reports of Afriram Ltd, Reports of Alon Israel Oil Company Ltd and reports of Vash Telecanal Ltd. the abovementioned financial statements include the opinion of the auditors of the said companies.

Regulation 10: **Report of the directors on the corporation's business position**

Annexed hereto is the report of the Board of Directors on the Company's business position for the year 2003, as part of the financial statements:

Regulation 10A: **Quarterly condensed income statements**

Annexed is the Company's consolidated income statement for each of the quarters in the year 2003, adjusted for shekels of December 2003 (in NIS thousands) (see Appendix "A").

Regulation 10C: Use of consideration of securities

None.

Regulation 11: Schedule of investments in subsidiaries and related companies as of balance sheet date

See Appendix "B".

Regulation 12: Changes in investments in subsidiaries and related companies in the year of report

See Appendix "C".

Regulation 13: Income of subsidiaries and related companies and the Company's income therefrom as of balance sheet date

See Appendix "D".

Regulation 14: Schedule of group of balances of loans granted as of balance sheet date, if the grant of loans was one of the corporation's principal occupations

None

Regulation 20: Stock exchange trading

During the reported period, trading in the Company's securities was not suspended.

On 9.11.2003, the Tel-Aviv Stock Exchange issued approval for the registration for trading of 245,800 of the Company's ordinary shares, due to derive from the exercise of (non-marketable) options that were allocated to institutional investors pursuant to two private placements as per the Company's Immediate Report dated 3.11.2003.

Regulation 21: Payments to senior office holders

		NIS 000s	
(1)	CEO	3,386	Including grant
(2)	VP	1,485	(Including retirement grant (see note)
(3)	VP	1,093	
(4)	VP	1,073	
(5)	VP	1,054	

Office holder No. 2 is entitled, on retirement and subject to certain conditions, to elect either to receive directors' insurance rights accrued to his credit or to receive a pension; and he may choose between receiving the pension from the Company and receiving it from the pension institutions (the entities having issued the directors' insurance and the supplementary pension plan as described below). The rate of pension payable to the office holder, if he elects to receive it, will be in an indexated ratio to his last salary, being equal to his pension aggregation percentage, up to a maximum of 70%. Directors' insurance policies are accrued from provisions made by the Company, in the generally accepted manner, out of the office holder's salary (8 1/3% for severance pay and 5% for insurance benefits) and office-holders' funding (5% to insurance benefits). The Company will maintain a supplementary pension plan which, together with the employee's directors' insurance, will ensure payment of the pension as is customary in pension plans. Allowances made to the supplementary pension plan will be based on actuarial estimates to be issued from time to time.

If the office holder chooses a pension, he will not be entitled to the directors' insurance. If the office holder chooses directors' insurance and/or under circumstances in which the office holder is not entitled to a pension, the office holder shall be entitled, in addition, to severance pay at a rate of 100% if he resigned and of 150% if dismissed, net of the allowances accrued to his benefit in respect of the severance pay component. Likewise, if he employee was dismissed and chose to receive the directors' insurance, the employee shall be entitled to an adaptation grant in an amount equal to three salaries. The Company's financial statements as of 31.12.2003 note that the allowances made by the Company also include a proportion of the Company's surplus commitment toward the office holder as aforesaid, and which is based on the actuary's estimate and a provision respecting which is creating through the office holder's term of office and until his retirement date.

The Company has taken out liability insurance for directors and office holders in amounts of up to 50 million US dollars per claim and in aggregate in the framework of the Directors Insurance Policy. The aforesaid policy is valid until March 31, 2004. The Company is taking steps to have a new policy issued for the year 2004.

Regulation 22: **Payroll and benefits**

The sum total of remuneration of directors, the CEO and management fees to a company under control of a party at interest, and that was paid during the reported period, is NIS 4,546,000.

As regards transactions with parties at interest, see Note 36 of the financial statements.

Regulation 24: **Shares and convertible securities held by parties at interest**

To the best of the corporation's knowledge, parties at interest in the Company hold shares and convertible securities in the Company and in its subsidiaries and related companies, correct to a date as nearly as possible approximating the reporting date, as set forth in Appendix "E".

Regulation 24A: **Authorized, issued and paid up share capital**

Authorized share capital: NIS 1,000,000 divided into 10,000,000 ordinary shares of NIS 0.1 n.v. On 21.3.2004, the Company resolved in general meeting to increase the Company's authorized share capital to NIS 7,000,000 divided into 70,000,000 ordinary shares of NIS 0.1 n.v.

Issued share capital: 4,632,232 ordinary shares of NIS 0.1 n.v. On 26.3.2004, the Company's Board of Directors resolved to distribute 41,690,088 ordinary shares of the Company of NIS 0.1 n.v as bonus shares, such that, following allocation, the Company's issued share capital would amount to 46,322,320 ordinary shares of NIS 0.1 n.v.

Treasury shares: none.

Issued share capital net of Treasury shares: 4,632,232 ordinary shares of NIS 0.1 n.v.

The corporation's convertible securities: 43,185 (non-marketable) options allocated to the Company's CEO and 245,800 (non-marketable) options allocated to institutional investors.

Regulation 26: **The Corporation's Directors**

(See Appendix "F")

Regulation 26A: The Corporation's senior office holders

Name	Id. No.	Year of birth	Office in the Company , in subsidiary or in party at interest in the Company	Family member of office holder or party at interest?	Education	Professional experience over past 5 years	Year of taking office
Lev Leviev	014224497	1956	Chair of Board of Directors of Africa Israel Investments Ltd., Memorand Ltd., Memorand Management (1998) Ltd., Alkason (AKS) Investments Ltd.	No.	High school	President and owner of the Leviev Group of Companies, Chairman of Federation of Jewish communities of CIS, Chairman of the Israel-Russia Chamber of Commerce, President of the World Bukharian Jewish Congress.	1997
Pinchas Cohen	050594365	1951	CEO of Africa Israel Investments Ltd., Director in group subsidiaries and related companies	No.	Academic	Served in current office as Vice President of Africa Israel Investments	1998
Avraham Meron	07140973	1938	Senior VP, Finance and Accounting	No.	Academic – CPA	Served in current office	1989
Avraham Nota	010941342	1949	VP Business Development and director in group subsidiaries and related companies	No.	Academic	Served in current office, UMB Ltd., Deputy CEO, Marketing Advertising and Business Administration Manager	1999
Yoram Keren	05558721	1949	Residential Division Manager and director in group subsidiaries and related companies	No.	Academic	Served in current office, Deputy Project Manager in Derech Eretz CJV	1999
Yossi Levin	014359269	1948	Income-Producing Properties Division Manager and director in group subsidiaries and related companies	No.	Academic	Served in current office, Head of Engineering Administration at Africa Israel Investments Ltd.	1997
Beny Cohen	072541634	1951	Shopping Malls Division Manager and director in group subsidiaries and related companies	No.	Academic	Served in current office, Manager of Ramat Aviv Mall and Savyonim Mall.	1997
Jacques Zimmerman	11829090	1968	Corporate Secretary of Africa Israel Investments Ltd. and of group subsidiaries, director in group subsidiaries and related companies	No.	Academic Attorney-at-Law	Served in current office	1999
Mordechai Labovitch	068601308	1960	Head of Finance and Accounting division, director in group subsidiaries and related companies	No.	Academic – CPA	Served in current office, CFO and Company Secretary in Minrav Holdings Ltd.	2000
Uriel Azran	67898878	1962	Internal Auditor of Africa Israel Investments Ltd., and of group subsidiaries	No.	Academic – CPA	Served in current office	1997
Ronit	24218257	1969	Controller	No.	Academic	Certified Public Accountant,	2001

Cohen-Nissan					- CPA	auditor with CPA firm	

Regulation 27: **Corporate accountant:**

The corporation's Certified Public Accountants: Somekh-Chaikin, CPAs, of 17 Ha'arba'a Street, **Tel-Aviv, and Zohar & Zohar & Co., of 6 Harakon Street, Ramat-Gan.**

Regulation 28: **Changes in Memorandum or Articles of Association**

The Company, in a special meeting and meetings of the type as of 11.5.03, adopted, inter alia, the following resolutions:

A. **Adoption of resolution re amendment of the Company's Memorandum of Association**

Resolved to replace the wording of Clause 4 of the Company's Memorandum of Association with the following wording:

"4. The capital of the Company is NIS 1,000,0000 divided into 10,000,000 Ordinary Shares of NIS 0.1 each".

B. **Adoption of resolution on change in the Company's Articles, and replacement thereof by a new wording**

Resolved to modify the wording of the Company's Articles of Incorporation and replace it with the new wording of the Company's Articles of Incorporation, published by the Company in its Immediate Report as of 30.3.2003.

Regulation 29: **Recommendations and resolutions of the Board of Directors**

On 25.3.2003, the Company's Board of Directors resolved on the distribution of a dividend in the amount of NIS 140 million. The dividend was distributed during the second quarter of the year and was approved by the Company in its annual meeting on 4.8.2003.

In a special meeting on 23.3.03, the Company resolved to appoint Ms. Rachel Bolton as external director in the Company.

In a special meetings and meetings of the type on 11.5.03, the following resolutions were adopted:

A. **<u>Adoption of resolution concerning consolidation of the Company's share capital</u>**

Resolved to approve, as a special resolution, the split of each share of NIS 1 n.v. into 10 shares of NIS 0.1 n.v each, in such a way that, following the said split, the Company's authorized share capital will stand at 10,000,000 ordinary shares of NIS 0.1 n.v. only, and the Company's issued and paid up share capital will stand at 4,632,232shares of NIS 0.1 n.v only.

B. **<u>Adoption of resolution concerning amendment of the Company's Memorandum of Association</u>**

Resolved to replace the wording of Clause 4 of the Company's Memorandum of Association with the following wording:

"4. The capital of the Company is NIS 1,000,0000 divided into 10,000,000 Ordinary Shares of NIS 0.1 each".

C. **<u>Adoption of resolution on change in the Company's Articles, and replacement thereof by a new wording</u>**

Resolved to modify the wording of the Company's Articles of Incorporation and replace it with the new wording of the Company's Articles of Incorporation, published by the Company in its Immediate Report as of 30.3.2003.

The following resolution was adopted in a special meeting as of 4.8.03:

To approve the Company's participation in a group insurance policy, for liability insurance of the Company's office holders, taken out by the Company for itself and for its subsidiaries, including Africa Israel Hotels Ltd. (a subsidiary of the Company being a public company) (hereafter: "Africa Hotels"), and subsidiaries of Africa Hotels and also Danya Cebus Ltd. (a subsidiary of the Company being a public company) (hereafter: "Danya Cebus", and subsidiaries of Danya Cebus, the limits of liability in accordance with which shall be, in respect of a single claim or in aggregate in respect of the entire insurance term, 30 million US dollars (hereafter: "the group policy"), for the period commencing 1.4.2003 and ending 31.3.2004 (hereafter: "the insurance term"). The annual insurance premiums in respect of the group policy amount to 200,000 US dollars. The share of the Company (including the Company's subsidiaries, but excepting Africa Hotels, Danya Cebus and

their subsidiaries) in the annual premiums in respect of the group policy amounts to 110,000 US dollars.

A special meeting as of 27.11.03 adopted the following resolutions:

A. To approve the non-applicability of Article 67.2 of the Company's Articles to the allocation of shares deriving from the exercise of up to 123,500 ("A" Series) options that are to be allocated together with up to NIS 100,000,000 n.v. ("A" Series) debentures pursuant to the Company's first private offering, as set forth in the Company's Immediate Report on this matter, dated 3.11.2003 (hereafter: "the private placements report").

B. To approve the non-applicability of Article 67.2 of the Company's Articles to the allocation of shares deriving from the exercise of up to 122,300 ("B" Series) options that are to be allocated together with up to NIS 100,000,000 n.v. ("B" Series) debentures pursuant to the Company's second private offering, as set forth in the private placements report.

A special meeting on 29.12.02 adopted the following resolution:

To approve the Company's acceptance of the offer of Memorand Management (1998) Ltd, a company under control of Mr. Lev Leviev, the controlling shareholder in the Company (hereafter: "Memorand Management"_ as of 26.10.2003 (hereafter: "**the offer**"), subject to such changes as were agreed between the parties during the period that has elapsed since the date of the offer, and the Company's contractual engagement with Memorand Management and with Vash Telecanal Ltd. (hereafter: **"Vash Telecanal"),** in an agreement for the sale of on half of the Company's direct and indirect holdings in Vash Telecanal, i.e. 4,212 shares of NIS 1 n.v. of Vash Telecanal, constituting 42% of the issued share capital of Vash Telecanal and half of the Company's other rights in Vash Telecanal, at a total consideration of NIS 10,600,000, all subject to and in accordance with the conditions of the sale agreement annexed as Appendix "A" to the Transaction Report dated 7.12.2003.

Regulation 29A: **The Company's resolutions**

A meeting of the Company's Board of Directors as of 29.8.2000 resolved to amend the conditions of the options plan of the Company's CEO as of 17.3.2000 (as amended on 15.3.2002) (hereafter: "**the plan**"), in such a way that the exercise term of all the options allocated pursuant to the plan to

the trustee for the Company's CEO, shall be extended until 31.12.2008. The other conditions of the plan remain unchanged.

The annual meeting and a special meeting as of 4.8.03 adopted the following resolution:

To approve the Company's participation in a group insurance policy for the Company's officers holders liability insurance, taken out by the Company for itself and for its subsidiaries, including Africa Israel Hotels Ltd. (a subsidiary of the Company being a public company) (hereafter: "Africa Hotels"), and subsidiaries of Africa Hotels and also Danya Cebus Ltd. (a subsidiary of the Company being a public company) (hereafter: "Danya Cebus", and subsidiaries of Danya Cebus, the limits of liability in accordance with which shall be, in respect of a single claim or in aggregate in respect of the entire insurance term, 30 million US dollars (hereafter: "the group policy"), for the period commencing 1.4.2003 and ending 31.3.2004 (hereafter: "the insurance term"). The annual insurance premiums in respect of the group policy amount to 200,000 US dollars. The share of the Company (including the Company's subsidiaries, but excepting Africa Hotels, Danya Cebus and their subsidiaries) in the annual premiums in respect of the group policy amounts to 110,000 US dollars.

As regards commitment for indemnification of office holders within the definition thereof in the Companies Law, see Note 21 to the financial statements.

26/3/2004

Africa Israel Investments Ltd

Jacques Zimmerman, Adv., Company Secretary	Avraham Meron Senior VP Finance & Accounting

Appendix "A"

Quarterly statements of income

	1-3/03 (Unaudited)	4-6/03 (Unaudited)	7-9/03 (Unaudited)	10-12/03 (Unaudited)	For the year ended 31.12.03 (Audited)
Revenues					
From building transactions	351,525	355,219	377,617	643,072	1,727,433
From leasing and operation of properties	49,184	54,659	58,471	61,520	223,834
From operation of hotels	31,007	48,898	64,568	58,544	203,017
Communications	2,229	2,933	4,799	--	9,961
Industry	87,944	119,058	89,770	105,507	402,279
Net profits (losses) from included companies	8,665	6,315	4,639	(7,473)	12,146
Other income	5,646	5,842	28,379	6,425	46,292
	536,200	592,924	628,243	867,595	2,624,962
Costs and expenses					
From building and real estate transactions	315,073	322,299	343,234	545,065	1,525,671
Maintenance, control and management of land and properties	21,158	21,726	23,550	30,218	96,652
Operation of hotels	44,309	53,691	60,148	56,349	214,497
Industry	81,922	115,244	96,735	106,777	400,678
Communications	18,196	18,089	16,512	(10)	52,787
Administrative and general	8,468	7,967	7,882	10,214	34,531
Financing, net	(12,864)	(51,004)	89,733	53,031	78,896
Write-down of deferred expenses	2,109	1,258	13	1,253	4,633
	478,371	489,270	637,807	802,897	2,408,345
Profit before taxes	**57,829**	**103,654**	**(9,564)**	**64,698**	**216,617**
Taxes on income	**27,826**	**46,299**	**(9,206)**	**(9,782)**	**74,701**
Profit after taxes	**30,003**	**57,355**	**(358)**	**54,916**	**141,916**
Minority share in profits of consolidated subsidiaries, net	**693**	**(406)**	**1,041**	**19,413**	**20,741**
Net profit for year of account	**29,310**	**57,761**	**(1,399)**	**35,503**	**121,175**

Africa Israel Investments Ltd

31/12/03

Appendix "B" Investments in subsidiaries and related companies

Company name and stock exchange share number	Type of share	Number of shares	N.V (NIS)	CPI adjusted cost in NIS 000s	Company's share in net profits/losses as of acquisition date NIS	Balance sheet value in NIS000s	Ratio of share capital to voting rights and director appointment powers	Stock exchange quotation as of balance sheet date
Af-Sar Ltd.	Ordinary shares of NIS 1 n.v.	4,000	4,000	145,691	86,130	231,821	80%	
ILAN (Africa-Israel Properties Ltd. (1)	Ordinary shares of NIS 0.1 n.v.	100	10	-	-	-	100%	
Meqarqe'e Merkaz Ltd. (3)	Ordinary shares of NIS 0.0001 n.v.	2,664,417	266	33,654	10,725	44,379	73.4%	
Kanyon Aviv Management & Maintenance Ltd. (2)	Ordinary shares of NIS 1 n.v.	100	100	--	77	77	100%	
Africa Israel Housing Ltd.	Voting shares of NIS 0.0001 n.v.	1,884	1,884	-	-		--	
Africa Israel Housing Ltd.	Ordinary shares of NIS 0.001 n.v.	105,996	105,996,299	302,015	23,619	325,634	100%	
Machzevot Haifa Ltd. (3)	Ordinary shares of NIS 1 n.v.	180,000	180,000	13,069	(13,596)	(527)	45%	
Givat Savyon Ltd. (3)	Ordinary shares of NIS 0.0001 n.v.	383,335	38,334	17,362	68,861	86,223	85%	
Kiryat Hamada BeMigdal Ha'emek Ltd.	Ordinary shares of NIS 1 n.v.	6,000,100	6,000,100	9,129	5,809	14,938	100%	
Cebus Rimon Industrialized Construction Ltd.	Ordinary shares of NIS 0.0001 n.v.	104,000,000	10,400	5,127	20,395	25,522	100%	
Flamingo Ltd. (3)	Ordinary shares of NIS 0.0001 n.v.	22,000,000	2,200	1,159	(497)	662	100%	
Half Jubilee Ltd. (3)	Ordinary shares of NIS 1 n.v.	50	50	532	-	532	50%	
Africa Israel (Finance) 1985 Ltd.	Ordinary shares of NIS 1 n.v.	100,000	100,000	267	24,289	24,556	100%	
Africa Israel Housing Ltd.	Ordinary shares of NIS 1 n.v.	70	70	983	323,783	324,766	100%	

Africa Israel Investments Ltd

31/12/03

Appendix "B" Investments in subsidiaries and related companies

Company name and stock exchange share number	Type of share	Number of shares	N.V (NIS)	CPI adjusted cost in NIS 000s	Company's share in net profits/losses as of acquisition date NIS	Balance sheet value in NIS000s	Ratio of share capital to voting rights and director appointment powers	Stock exchange quotation as of balance sheet date
Danya Cebus Ltd. (5)	Ordinary shares of NIS 1 n.v.	15,886,365	15,886,365	58,717	162,409	221,126	83.13%	1,897
Africa Israel Trade & Agencies Ltd.	Ordinary shares of NIS 1 n.v.	10,200	10,200	148,246	(39,165)	109,081	100%	
Gottex Models Ltd. (10)	Ordinary shares of NIS 1 n.v.	7,041,524	7,041,524	36,731	(34,858)	1,873	100%	
Anglo-Saxon Real Estate (Israel 1992) Ltd.	Ordinary shares of NIS 1 n.v.	10,200	10,200	20	1,179	1,199	51%	
Packer Plada Ltd. (Share No. 800011)	Ordinary shares of NIS 1 n.v.	311,414	311,414	62,142	22,427	84,569	34%	18,580
Alon Israel Oil Company Ltd. (6)	Ordinary shares of NIS 1 n.v.	2,200,428	2,200,428	59,166	58,954	118,120	26.15%	
Africa Israel Tourism Holdings Ltd.	Ordinary shares of NIS 1 n.v.	200	200	140,196	(44,726)	95,470	100%	
Merkaz Savyonim Management & Maintenance Ltd. (3)	Ordinary shares of NIS 1 n.v.	10	10	--	(1,007)	(1,007)	100%	
Cebus Rimon Industrialized Construction Ltd. (7)	Ordinary shares of NIS 1 n.v.	100	100	--	3,298	3,298	100%	
Danya International Holdings Ltd (7)	Ordinary shares of NIS 1 n.v.	100	100	97	429	429	100%	
Danya Projects (2003) Ltd. (7)	Ordinary shares of NIS 1 n.v.	100	100	--	--	--	100%	
Danya Dutch BV (7)	Ordinary shares of 1 Dutch Guilder n.v.	40,000	40,000	67	486	553	100%	
Danya Cebus Cyprus (7)	Ordinary shares of 1 Cypriot pound n.v.	1,000	1,000	7	--	7	100%	
Rumbrol Trading Limited (7)	Ordinary shares of 1 Cypriot pound n.v.	800	800	6	(138)	(132)	80%	

Africa Israel Investments Ltd

31/12/03

Appendix "B" Investments in subsidiaries and related companies

Company name and stock exchange share number	Type of share	Number of shares	N.V (NIS)	CPI adjusted cost in NIS 000s	Company's share in net profits/losses as of acquisition date NIS	Balance sheet value in NIS000s	Ratio of share capital to voting rights and director appointment powers	Stock exchange quotation as of balance sheet date
Danya Cebus Russia (8)	Ordinary shares of 1 Russian Rouble n.v	8,000	8,000	1	(103)	(102)	100%	
Danya Proforma (9)	Ordinary shares of 1 Canadian dollar n.v.	60	60	658	(121)	537	60%	
Africa Israel Energy Ltd. (6)	Ordinary shares of NIS 1 n.v.	51	51	--	(11,466)	(11,466)	51%	
Givat Savyon Ltd.	Ordinary shares of NIS 0.001 n.v.	100	0.1	--	(573)	(573)	100%	
Up-Tech Ventures Ltd. (6)	Ordinary shares of NIS 1 n.v.	1,000	1,000	1	--	1	100%	
Africa Israel Hotels Ltd.(6) (Share No. 509018)	Ordinary shares of NIS 1 n.v.	51,606,278	51,606,278	331,053	(61,686)	269,367	88.45%	389
Africa Israel Hotels Ltd. (Option No. 5090022)	"2" Series options	2,360,505		4,240	-	4,240		64.9
	Preference shares of NIS 0.0005 n.v.	8,000	4	--	--			
AY Beach Pub Ltd. (11)	Ordinary shares of NIS 1 n.v.	99	99	0.1	(771)	(771)	99%	
Jordan Hotels MHI Ltd (11) (13)	Ordinary shares of NIS 1 n.v.	6,875,232	6,875,232	148,199	19, 123	167,322	99.99%	
Acad Proyektim Vebnia (1990) Ltd. (11) (12)	Ordinary shares of NIS 1 n.v.	28,000	28,000	23,688	34,263	57,951	100%	
Tiberias Hot Springs Co. Ltd. (11)	Ordinary shares of NIS 0.0005 n.v.	13,546,622,092	6,773,311	88,390	41,743	130,133	99.96%	
Africa Israel Hotels & Resorts Ltd. (11)	Ordinary shares of NIS 0.001 n.v.	98	98	0.001	(3,120)	(3,120)	98%	
P.D. Hotels Ltd. (11)	Ordinary shares of NIS 1 n.v.	11.000	11,000	6	374	380	50%	

Africa Israel Investments Ltd

31/12/03

Appendix "B" Investments in subsidiaries and related companies

Company name and stock exchange share number	Type of share	Number of shares	N.V (NIS)	CPI adjusted cost in NIS 000s	Company's share in net profits/losses as of acquisition date NIS	Balance sheet value in NIS000s	Ratio of share capital to voting rights and director appointment powers	Stock exchange quotation as of balance sheet date
A.I. Millennium Hotels Ltd (11)	Ordinary shares of £ 1 n.v.	100	£ 100	0.6	-	-	100%	
Nouana Limited (11) (16)	Ordinary shares of 1 Cypriot pound n.v.	500	500 Cypriot pounds	5	(1)	4	50%	
Africa Israel Communication Ltd.	Ordinary shares of NIS 1 n.v.	501	501	--	(1,170)	(1,170)	50.1%	
Af-Ran Communication Ltd. (14)	Ordinary shares of NIS 1 n.v.	100	100	--	(2,340)	(2,340)	50%	
Tadiran Telecom Business Systems Ltd. (15)	Ordinary shares of NIS 1 n.v.	**50**	50	--	(4,680)	(4,680)	100%	
Active affiliates								
Emet Neve Savyon Ltd.	Ordinary shares of NIS 1 n.v.	1,000	1,000	--	16,546	16,546	33.33%	
Kalia Investments & Development of the North Dead Sea Ltd.	Ordinary shares of NIS 0.001 n.v.	20,700	20,700	1.685	(319)	1,366	33.33%	
Derech Eretz Highways (1997) Ltd.	Ordinary shares of NIS 1 n.v.	334	334	--	(36,224)	(36,224)	33.3%	
Kalia Investments & Development of the North Dead Sea Ltd.	Management shares of NIS 0.001 n.v.	4	0.004	--	--	--	33.33%	
Armon Hahegmon (Qasr El-Mutran) Ltd.	Management shares of NIS 1 n.v.	2	2	--	--	--	0%	
Armon Hahegmon (Qasr El-Mutran) Ltd.	Ordinary shares of NIS 10 n.v.	975	9,750	12,634	(203)	12,431	50%	
Renanot Enterprises & Investments Ltd.	Ordinary shares of NIS 1 n.v.	200	200	10,691	(429)	10,262	50%	

Africa Israel Investments Ltd

31/12/03

Appendix "B" Investments in subsidiaries and related companies

Company name and stock exchange share number	Type of share	Number of shares	N.V (NIS)	CPI adjusted cost in NIS 000s	Company's share in net profits/losses as of acquisition date NIS	Balance sheet value in NIS000s	Ratio of share capital to voting rights and director appointment powers	Stock exchange quotation as of balance sheet date
Afriram Ltd.	Ordinary shares of NIS 1 n.v.	400	400	--	(5,113)	(5,113)	40%	
Mapal Communications Ltd. (6)	Ordinary shares of NIS 1 n.v.	251	251	4,370	(1,329)	3,041	20%	
Vash Telecanal Ltd.	Ordinary shares of NIS 1 n.v.	4,213	4,213	62,016	(59,779)	2,237	41.13%	
Other subsidiaries								
Savyon Insurance Agency Ltd.	Ordinary shares of NIS 0.0001 n.v.	2	0.0002	0.0002	0.455	0.4552	100%	
Savyon Properties & Management Ltd.	Ordinary shares of NIS 0.0001 n.v.	2,000	0.2	0.2	0.054	0.254	100%	
Aframan Trustees Ltd.	Ordinary shares of NIS 0.0001 n.v.	1,000	0.1	0.1	-	0.1	100%	
Binyan Trust & Investments Ltd	Ordinary shares of NIS 0.0001 n.v.	7	0.0007	0.0007	-	0.0007	100%	
Neve Savyon Ltd	Ordinary shares of NIS 0.0001 n.v.	4	0.0004	0.0004	-	0.0004	100%	
Tiberias Hot Springs Co. Ltd.	Ordinary shares of NIS 0.0001 n.v.	6	0.0006	0.0006	(0.146)	(0.1454)	100%	
Africa-Israel Hotels (Tel-Aviv) 1992 Ltd.	Ordinary shares of NIS 1 n.v.	100	100	100	-	100	100%	
Savyon Club Ltd.	Ordinary shares of NIS 0.0001 n.v.	100	0.01	0.01	--	0.01	100%	
Savyon Nurseries Ltd.	Ordinary shares of NIS 0.0001 n.v.	64,995	6.4995	827	-	827	21%	
Ramat Savyon Ltd.	Ordinary shares of NIS 0.0001 n.v.	4	0.004	0.0004	--	0.0004	100%	

Africa Israel Investments Ltd

31/12/03

Appendix "B" Investments in subsidiaries and related companies

Company name and stock exchange share number	Type of share	Number of shares	N.V (NIS)	CPI adjusted cost in NIS 000s	Company's share in net profits/losses as of acquisition date NIS	Balance sheet value in NIS000s	Ratio of share capital to voting rights and director appointment powers	Stock exchange quotation as of balance sheet date
Givat Rimonim Ltd.	Ordinary shares of NIS 0.001 n.v.	100	0.1	0.1	-	0.1	100%	
Savyonei Aviv Ltd.	Ordinary shares of NIS 0.0001 n.v.	100	0.1	0.1	-	0.1	100%	
Eretz HaOren Ltd	Ordinary shares of NIS 0.001 n.v.	2	0.002	0.002	-	0.002	100%	
Dan Carmel Hotels Ltd. (5)	Ordinary shares of NIS 0.001 n.v.	100	0.01	0.01	-	0.01	100%	
Dan Carmel Hotels Ltd. (5)	Preference shares redeemable into shares of NIS 0.0001 n.v.	6	0.0006	0.0006	-	0.0006	100%	
Kalia Nofesh Umarpeh Ltd	Ordinary shares of NIS 0.1 n.v.	100	10	10	--	10	100%	
Africa Israel International Holdings Ltd.	Ordinary shares of NIS 1 n.v.	200	200	130	(29,285)	(29,155)	100%	
Africa Israel International Investments (1997) Ltd.	Ordinary shares of NIS 1 n.v.	100	100	--	8,888	8,888	100%	
Africa Israel International Properties (2002) Ltd. (3)	Ordinary shares of NIS 1 n.v.	100	100	--	12,645	12,645	100%	
Africa Israel (East Europe) Investments BV (17)	Ordinary shares of 1,000 gulden n.v.	40	18,151 euro	129	(62,375)	(62,246)	100%	
AIEE OVERSCHEI BV (18)	Ordinary shares of 1,000 gulden n.v.	44	19,966 euro	79	4,096	4,175	100%	
AIEE FIN BV (19)	Ordinary shares of 1,000 gulden n.v.	40	18,151 euro	74	293	367	100%	
LENTJEE HOLDING BV	Ordinary shares of 1,000 gulden n.v.	40	18,151 euro	89	-	89	100%	

Africa Israel Investments Ltd

31/12/03

Appendix "B" Investments in subsidiaries and related companies

Company name and stock exchange share number	Type of share	Number of shares	N.V (NIS)	CPI adjusted cost in NIS 000s	Company's share in net profits/losses as of acquisition date NIS	Balance sheet value in NIS000s	Ratio of share capital to voting rights and director appointment powers	Stock exchange quotation as of balance sheet date
AFI (East-Central Europe) Developments S.A.R.L. (17)	Ordinary shares of € 25 n.v.	500	€12,500	61	--	61	100%	
ADUT SRO (18)	Ordinary shares of 1 Czech koruna n.v.	100,000	100,000 Czech koruna	15	4,195	4,210	63%	
M.I.C.C SRO (18)	Ordinary shares of 1 Czech koruna n.v.	100,000	100,000 Czech koruna	14	8,221	8,235	64%	
EVROPA – SEN SRO (18)	Ordinary shares of 1 Czech koruna n.v.	100,000	100,000 Czech koruna	14	(8,101)	(8,087)	100%	
BALABENKA SRO (18)	Ordinary shares of 1 Czech koruna n.v.	100,000	100,000 Czech koruna	13	(698)	(685)	100%	
PRAHA – JERUZALEM SRO (23)	Ordinary shares of 1 Czech koruna n.v.	100,000	100,000 Czech koruna	968	480	1,448	63%	
PRAHA – SEN SRO (22)	Ordinary shares of 1 Czech koruna n.v.	100,000	100,000 Czech koruna	14	(289)	(275)	50%	
FLORA – SEN SRO (18)	Ordinary shares of 1 Czech koruna n.v.	100,000	100,000 Czech koruna	13	9,706	9,719	100%	
BROADWAY – CRESEUS SRO (18)	Ordinary shares of 1 Czech koruna n.v.	100,000	100,000 Czech koruna	15	(845)	(830)	100%	
Flora Management SRO (18)	Ordinary shares of 100,000 Czech koruna n.v.	100,000	100,000 Czech koruna	15	(169)	(154)	100%	
BOHEMIA – SEN SRO (18)	Ordinary shares of 100,000 Czech koruna n.v.	100,000	100,000 Czech koruna	15	--	15	100%	

Africa Israel Investments Ltd

31/12/03

Appendix "B" Investments in subsidiaries and related companies

Company name and stock exchange share number	Type of share	Number of shares	N.V (NIS)	CPI adjusted cost in NIS 000s	Company's share in net profits/losses as of acquisition date NIS	Balance sheet value in NIS000s	Ratio of share capital to voting rights and director appointment powers	Stock exchange quotation as of balance sheet date
Africa Israel SRO (18)	Ordinary shares of 100,000 Czech koruna n.v.	100,000	100,000 Czech koruna	11	-	11	100%	
SIFROCAL LTD (20)	Ordinary shares of 1 Cypriot pound n.v.	1,000	1,000 Cypriot pounds	8	(38,557)	(38,549)	100%	
STILO OVERSEAS LTD (20)	Ordinary shares of 1 Cypriot pound n.v.	1,000	1,000 Cypriot pounds	8	137	145	100%	
MOONBEAM LTD (26)	Ordinary shares of 1 Cypriot pound n.v.	1,000	1,000 Cypriot pounds	8	42,752	42,761	100%	
PARCOST LTD (20)	Ordinary shares of 1 Cypriot pound n.v.	1,000	1,000 Cypriot pounds	8	(628)	(620)	100%	
TOPCREST LTD (20)	Ordinary shares of 1 Cypriot pound n.v.	1,000	1,000 Cypriot pounds	8	(1,063)	(1,075)	100%	
M.D.C. LTD (24)	Ordinary shares of 5 Russian Roubles n.v	100	500 Russian roubles	6	1,839	1,845	100%	
Stroylnkomk (25)	Ordinary shares of 1 Russian Rouble n.v	10,000	10,000 Russian roubles	-	(846)	(846)	80%	
Donkamil Holdings Limited (24)	Ordinary shares of 1 Cypriot pound n.v.	1,000	1,000 Cypriot pounds	6,302	45,085	51,387	80%	
Avlostoyanka Tverskaya Zastava LLC (28)	Ordinary shares of 1 Russian Rouble n.v	10,000	10,000 Russian roubles	1,672	198	1,870	100%	
Techinvestgroup LLC (28)	Ordinary shares of 1 Russian Rouble n.v	8,400	8,400 Russian roubles	2	126	128	100%	

Africa Israel Investments Ltd

31/12/03

Appendix "B" Investments in subsidiaries and related companies

Company name and stock exchange share number	Type of share	Number of shares	N.V (NIS)	CPI adjusted cost in NIS 000s	Company's share in net profits/losses as of acquisition date NIS	Balance sheet value in NIS000s	Ratio of share capital to voting rights and director appointment powers	Stock exchange quotation as of balance sheet date
Bundstroy AG LLC (28)	Ordinary shares of 1 Russian Rouble n.v	1,500,000	1,50,000 Russian roubles	212	(13)	199	100%	
Firm Blaster LLC (28)	Ordinary shares of 1 Russian Rouble n.v	9,950,000	9,950,000 Russian roubles	1,737	302	2,039	100%	
Crown Investments LLC (28)	Ordinary shares of 1 Russian Rouble n.v	12,000,000	12,000,000 Russian roubles	1,771	(94)	1,677	100%	
IncomStroy AG LLC	Ordinary shares of 1 Russian Rouble n.v	300,000	300,000 Russian roubles	45	-	45	100%	
InzhStroy AG LLC	Ordinary shares of 1 Russian Rouble n.v	300,000	300,000 Russian roubles	45	-	45	100%	
Malford Holdings Limited (3)	Ordinary shares of £ 1 n.v.	2,000	2,000 pounds sterling	34	1,385	1,419	100%	
Generique Q Holding BV (17)	Ordinary shares of € 1 n.v.	90	9,000 euros	36	(2,766)	(2,730)	50%	
F. Findings Realities BV (29)	Ordinary shares of € 100n.v.	180	18,000 euros	74	(5,532)	(5,458)	100%	
Christina America Inc. (10)	Ordinary shares of 1 Canadian dollar n.v	7,500,000	7,500,000 Canadian dollars	79,843	(1,632)	78,211	100%	
Turnstone Investments Ltd (30)	Ordinary shares of £ 1 n.v.	2,000	2,000 pounds sterling	-	(21,152)	(21,152)	100%	
Ontario Inc 2024589 (18)	Ordinary shares of 1 Canadian dollar n.v	100	100 Canadian dollars	29	(160)	(131)	100%	
Ontario Inc 2024590		100	100 Canadian dollars	29	(105)	(76)	100%	

31/12/03

Appendix "B" Investments in subsidiaries and related companies

Company name and stock exchange share number	Type of share	Number of shares	N.V (NIS)	CPI adjusted cost in NIS 000s	Company's share in net profits/losses as of acquisition date NIS	Balance sheet value in NIS000s	Ratio of share capital to voting rights and director appointment powers	Stock exchange quotation as of balance sheet date
Mod Village (31)	Partnership			--	--	--	55%	
Bellgate Constructions Ltd. (28)	Ordinary shares of US $ 1 n.v.	1,000,000	1,000,000 US dollars	1,379	57,540	58,919	100%	
Scotson Ltd. (24)	Ordinary shares of 1 Cypriot pound n.v.	10,000	1,000 Cypriot pounds	94	---	94	80%	
Olpek Holdings Ltd. (24)	Ordinary shares of 1 Cypriot pound n.v.	1,000	1,000 Cypriot pounds	1,095	(394)	701	50%	
Westec Four Winds Ltd. (28)	Ordinary shares of 1 Cypriot pound n.v.	1,000	1,000 Cypriot pounds	26,695	--	26,895	50%	
Al Properties and Development (USA) Corp (22)	Ordinary shares of US $ 1 n.v.	100	1,000 US dollars	150,785	549	151,334	100%	

(1) Included in Af-Sar Ltd.
(2) Included in Meqarqe'e Merkaz Ltd
(3) Included in Africa Israel Properties Ltd.
(4) Included in Givat Savyon Ltd.
(5) Included in Africa Israel Housing Ltd.
(6) Included in Africa Israel Trade & Agencies Ltd.
(7) Included in Danya Cebus Ltd
(8) Included in Rumbrol Trading Limited
(9) Included in Danya Dutch BV
(10) Included in F. Findings Realities BV
(11) Included in Africa Israel Hotels Ltd.

Appendix "B" Investments in subsidiaries and related companies

(12) As of December 31,2003, Acad Proyektim Vebnia (1990) Ltd. holds 100% of the share capital, voting power and right to appoint directors in: Afdor Ltd., Patio Hotel Eilat Ltd. and Masechet Eilat Ltd.
(13) As of December 31,2003, Jordan Hotels Ltd MHI held 33.33% of the authorities share capital, voting strength and right to appoint directors in Mamtina Ltd.
(14) Included in Africa Israel Communication Ltd.
(15) Included in Af-Ran Ltd.
(16) Nouana Limited holds 100% of the shares of Terelle, a company registered in Russia.
(17) Included in Africa Israel Holdings International Ltd.
(18) Africa Israel International Properties (2002) Ltd. (3)
(19) Formerly Oran Invest, included in Africa Israel (East Europe) Investments BV
(20) Included in Africa Israel (East Europe) Investments BV
(21) Included in AFI (East Central Europe) Developments SARL
(22) Included in Africa Israel International Investments (1997) Ltd.
(23) Included in ADUT SRO.
(24) Included in Moonbeam Ltd.
(25) Included in Parcost Ltd
(26) Included in Lentijiee BV
(27) Included in Ismolat
(28) Included in Donkamill Holding Ltd
(29) Included in Generique Q Holding BV
(30) Included in Malford Holdings Limited
(31) Partnership of Ontario Inc 2024589
(32) Partnership of Ontario Inc 2024590

Appendix "B" Name of company	NIS 000s	Loan and capital notes
Kalia Investments & Development of the North Dead Sea Ltd.	1,601	Interest-free owners' loan linked to the Consumer Price Index. Repayment date not yet determined.
Kalia Investments & Development of the North Dead Sea Ltd.	68	Unlinked, non-interest-bearing capital note, repayment date not yet determined.
Africa Israel Properties Ltd.	40,000	Unlinked, non-interest-bearing capital note, issued on April 1, 1995, repayment date not yet determined.
Armon Hahegmon (Qasr El-Mutran) Ltd.	5,397	Interest-free owners' loan linked to the Consumer Price Index. Repayment date not yet determined.
Renanot Enterprises & Investments Ltd.	8,997	Interest-free owners' loan linked to the Consumer Price Index. Repayment date not yet determined.
Afriram Ltd.	16,162	Owners' loan linked to the dollar exchange rate.
Half Jubilee Ltd	19,206	Interest-free owners' loan linked to the Consumer Price Index. Repayment date not yet determined.
Gottex Models Ltd	12,904	Interest-free owners' loan linked to the Consumer Price Index. Repayment date not yet determined.
Savyon Nurseries	507	Owners' loan linked to the dollar exchange rate.
Africa Israel Trade & Agencies Ltd.	272,903	Unlinked, non-interest-bearing capital note, issued on 31.12.1998, repayment date not before January 1, 2001.
Africa Israel (East Europe) Investments BV	156,811	Owners' loan, linked to the Consumer Price Index, bearing interest at 4% per annum, repayment date not yet determined.
Africa Israel (East Europe) Investments BV	36,855	Owners' loan linked to the euro, bearing interest at 1.775% + Eurobor-3M – repayment date not yet determined.
Africa Israel (East Europe) Investments BV	102,484	Owners' loan linked to the euro, bearing interest at 2.325% + Eurobor-3M – repayment date not yet determined.
Africa Israel (East Europe) Investments BV	17,616	Owners' loan linked to the euro, bearing interest at 5.875% + Eurobor – repayment date not yet determined.
Generique Holding BV	8,141	Unlinked, non-interest-bearing capital note, issued in July 2001, repayable not before July 2006.
Africa Israel International Investments (1997) Ltd.	391,948	Owners' loan linked to the dollar exchange rate, bearing 9.6% annual interest.
Malford Holdings Limited	36,027	Owners' loan, linked to the Consumer Price Index, bearing interest at 4% per annum, repayment date not yet determined.
Africa Israel Energy Ltd.	6,693	Unlinked, non-interest-bearing capital note, issued July 7, 2003.
Christian America Inc.	11,926	Owners' loan linked to the Canadian dollar exchange rate.
MOD Village	12,794	Owners' loan linked to the Canadian dollar exchange rate.
Savyone LP	17,091	Owners' loan linked to the dollar exchange rate, bearing 5% annual interest.
Victoria Square	10,940	Owners' loan linked to the Canadian dollar exchange rate

Appendix "C"

Africa Israel Investments Ltd
Changes in investments in reported period
(at prices as of 12/03) 1.1.03 – 31.12.03 – NIS 000s

	Our share in retained earnings	Capital notes and loans	Capital investments	Other investments	Date of change
Af-Sar Ltd	8,243				
Meqarqe'e Merkaz Ltd. (1)	21,847				
Kiryat Weizmann Ltd.	17,480		**264,178**		12/03
Givat Savyon Ltd. (2)	3,354				
Africa Israel Housing Ltd.	26,564				
Cebus Rimon Industrialized Construction Ltd.	318				
Flamingo Ltd.	(2,492)				
Africa Israel (Finance) 1985 Ltd.	(1,688)				
Merkaz Savyonim Management & Maintenance Ltd.	(56)				
Kalia Investments & Development of the North Dead Sea Ltd.	-	3			12/03
Afriram Ltd.	(708)	**86**			1/03
		19			12/03
		105			
Renanot Enterprises & Investments Ltd.	(51)	357			1/03
		73			3/03
		15			4/03
		445			
Emet Neve Savyon Ltd. (4)	(2,385)				
Packer Plada Ltd (3)	3,385				
Armon Hahegmon (Qasr El-Mutran) Ltd.	(8)	1,345			11/03
		1,100			12/03
		2,445			
Derech Eretz Highways (1997) Ltd.	(6,780)				
Africa Israel International Holdings Ltd.	44,556				
Derech Eretz Management	25				

Appendix "C" (cont.)

Africa Israel Investments Ltd
Changes in investments in reported period
(at prices as of 12/03) 1.1.03 – 31.12.03 – NIS 000s

	Our share in retained earnings	Capital notes and loans	Capital investments	Other investments	Date of change
Africa Israel (East Europe) Investments BV (6)		(90,629)			1/03
		(5,094)			2/03
		(1,597)			3/03
		(14,406)			4/03
		26			5/03
		(522)			6/03
		29,658			7/03
		(2,638)			8/03
		4,436			9/03
		18,449			10/03
		(708)			11/03
		(9,463)			12/03
		(72,488)			
Malford Holdings Limited (6)		1,324			2/03
		(195)			3/03
		116			4/03
		(206)			5/03
		1,374			7/03
		(2,714)			9/03
		8,748			11/03
		439			12/03
		8,885			

Appendix "C" (cont.)

Africa Israel Investments Ltd
Changes in investments in reported period
(at prices as of 12/03) 1.1.03 – 31.12.03 – NIS 000s

	Our share in retained earnings	Capital notes and loans	Capital investments	Other investments	Date of change
Africa Israel International Investments (1997) Ltd.	16,055	57,729			1/03
		9,973			2/03
		3,929			3/03
		1,673			4/03
		30,365			5/03
		26,565			6/03
		14,216			7/03
		127,297			8/03
		17,954			9/03
		5,934			10/03
		8,273			11/03
		5,276			12/03
		309,184			
Vash Telecanal Ltd.	(48,985)				1/03
		2,636			2/03
		1,947		385	3/03
		2,926			4/03
		5,882			5/03
		4,635			6/03
		3,724			7/03
		6,937			8/03
		2,988			9/03
		(45,385)	48,622	(10,600)	10/03
			5,494		11/03
			4,750		12/03
		----------	------------	-----------	
		(13,710)	**58,866**	**(10,215)**	

Appendix "C" (cont.)

Africa Israel Investments Ltd
Changes in investments in reported period
(at prices as of 12/03) 1.1.03 – 31.12.03 – NIS 000s

	Our share in retained earnings	Capital notes and loans	Capital investments	Other investments	Date of change
Africa Israel Communication Ltd.	(3,819)				
Bat Savyon	(319)				
Africa Israel Tourism Holdings Ltd.	2,034				
Half Jubilee Ltd		652	532		2/03
		1,161			4/03
		996			9/03
		2,809			
Africa Israel Trade & Agencies Ltd.	(13,510)				
Savyone LP	(2,403)	(1,325)			4/03
		(507)			7/03
		1,832			

(1) Derives from our share in erosion of dividend in the amount of NIS 47,000 plus current earnings of NIS 21,800,000.
(2) Derives from our share in erosion of dividend in the amount of NIS 96,000 plus current earnings of NIS 3,258,000
(3) Derives from our share in dividend paid out in the amount of NIS 4,361,000 net of current earnings in the amount of NIS 7,746,000.
(4) Derives from our share in dividend paid out in the amount of NIS 3,461,000 plus current yearnings in the amount of NIS 1,076,000.
(5) For the conditions of the capital note sand loans see Appendix "B" aforesaid.
(6) Included in Africa Israel International Holdings Ltd.

Appendix "D"

Africa Israel Investments Ltd.
Profit or loss of subsidiaries and related companies in their latest reporting period, and details on interest and management fees received from each company in the last year of account
(NIS 000s)

	Profit (loss) before allowance for adjusted tax	Adjusted net profit (loss)	Nominal interest	Adjusted management fees	Dividend declared
Af-Sar Ltd	17,155	10,529	--	1,923	
Meqarqe'e Merkaz Ltd*	46,018	29,584	--	173	--
Science Park Ltd., Kiryat Weizmann *	3,096	4,477	--	3,133	
Givat Savyon Ltd. *	6,382	3,816	--	341	
Cebus Rimon Industrialized Construction Ltd.	128	227	--	--	
Flamingo Ltd. *	(2,484)	(2,492)	--	--	
Africa Israel Housing Ltd. *	29,469	26,016	--	8,119	
Africa Israel Tourism Holdings Ltd.	2,034	2,034	--	--	
Africa Israel (Finance) 1985 Ltd.	(2,637)	(1,688)	--	--	
Africa Israel Trade & Agencies Ltd. *	(13,943)	(16,332)	--	252	
Derech Eretz Highways (1997) Ltd.	--	--	--	4,940	
Emet Neve Savyon Ltd.	1,673	1,076	--	2,973	3,461
Armon Hahegmon Ltd.	(8)	(8)	(60)	--	
Renanot Enterprises & Investments Ltd.	(14)	(52)	(174)	--	
Africa Israel International Holdings Ltd. *	82,544	63,134	26,324	--	
Afriram Ltd.	(1,771)	(1,771)	598	--	
Packer Plada Ltd.	28,010	23,012	--	--	4,361
Kalia Investments & Development of the North Dead Sea Ltd.	--	--	(31)	--	
Half Jubilee	--	--	(365)	--	
Merkaz Savyonim Management & Maintenance Ltd.	(48)	(56)	--	--	
Africa Israel International Investments Ltd. *	30,277	16,055	7,422	--	
Malford Holdings Limited	683	683	1,111	--	
Africa Communication	(6,863)	(7,488)	--	--	
Bat Savyon	(235)	(319)	--	--	
Vash Telecanal	(59,213)	(59,213)	758	--	
Savyone LP	(6,119)	(3,008)	872)	--	
Derech Eretz Management	297	(135)	--	240	

Includes subsidiaries and related companies held by this company

Appendix "E"

Africa Israel Investments Ltd
Shares and convertible securities held by parties at interest in the Company as of 26/3/2004

					Rate of holding	
Name of interested party	Identity/ Company Number	Security Name	Security stock exchange No.	Number of securities held as of 26.3.2004	% in capital and voting strength	% Fully diluted
Lev Leviev through Memorand Ltd (held in trust by N.G.I Trustees Ltd), Memorand Management (1998) Ltd (held by Bank Leumi LeIsrael BM Nominees Company), Alkason (AKS) Investments Ltd. (held in trust by Discount Bank Ltd. Nominees Company)	1422449	Africa 0.1	611012	3,049,076	65.82	63.24
Bank Leumi LeIsrael BM	52001878	Africa 0.1	611012	771,476.26	16.65	16
		Af-Sar Ltd. O.R. NIS 1		1,000	20	
Bank Leumi LeIsrael BM provident funds		Africa 0.1	611012	39,369	0.85	0.82
Bank Leumi LeIsrael BM mutual funds		Africa 0.1	611012	12,273	0.26	0.25
Pinchas Cohen	50594365	Africa AF 3/00	611043	43,185	--	*0.89

- With regard to holding rates in capital and voting strength, please note that this calculation is theoretical since in practise, whenever options are exercised, the full quantity of exercise shares standing to be acquired in respect of the options exercised will not be issued. Rather, only those exercise shares that reflect the bonus component deriving therefrom on the exercise date will be issued, representing the difference between the exercise price of each option and the opening stock exchange quotation of an ordinary share of NIS 0.1 n.v. on date of exercise. The consideration actually payable by the offeree is only in the nominal value amount of the shares allocated to him.

For holdings of subsidiaries of the Company in subsidiaries and related companies of the Company, see Appendix "B" to this report.

Africa Israel Investments Ltd

Appendix "F"

Id. No.	Name	Date of birth	Address for service of process	Nationality	Membership of Board of Directors	External director	Employee of corporation, subsidiary, related company, interested party	Year of taking directorial office	Education	Occupation in past 5 years	Related to party at interest in the Company?	Served as director in corporations
014224497	Lev Leviev	30.07.56	c/o Yitzhak Poran, Adv., 124 Ibn Gvirol St, Tel-Aviv	Israeli	1. Board of Directors, Chair	--	--	1997	High school	President and owner of Leviev-LLD Diamonds Ltd. Chair of the Federation of Jewish Communities of the CIS, Chair of the Israel –Russia Chamber of Commerce, President of the World Bukharan Jewish Congress.	No.	Memorand Ltd., Memorand Management (1998) Ltd., Alcasson (AKS) Investments Ltd., Diamco – Diamond Marketing Ltd., LLD Diamonds Ltd.
004725320	Itskovitch Zvi	14.02.47	27 Ussishkin St., Raanana	Israeli	1 Management 2 Audit	--	Bank Leumi LeIsrael BM	1995	Academic	Head of subsidiaries division, head of private multinational banking division	No.	Trust Company of Bank Leumi LeIsrael BM, Israel Corporation Ltd, Bank Leumi Luxembourg, Bank Leumi Switzerland
9415142	Erez Chaim	11.11.35	9A Mendes Tel-Hashomer	Israeli	1. Audit	--	--	1997	Academic	CEO Israel Chemicals Ltd, Chair of Armour Amuta, Latrun	No.	Israel Chemicals Ltd, Dead Sea Works, Zika [illegible]
050077197	Bolton Rachel	22.07.50	Kfar Habad	Israeli	1. Audit	Yes	--	2003	Academic	Owner and CEO of Bolton Advertising	No.	Africa-Israel (Finance) 1985 Ltd.
7481344	Sussman Shmuel	22.03.37	116 Haetrog, Kfar Ganot 50293	Israeli	--	--	Bank Leumi LeIsrael BM	1994	Academic	Bank Leumi LeIsrael BM – Senior Management member for Resource Management	No.	-
01232792	Youtzis Yair	28.11.37	20 Rahavat Ilan, Givat Shmuel	Israeli	--	--	--	1997	Academic	CEO RCI Israel (1999) Ltd.	No.	Hacienda in Galilee Ltd.
10172112	Landesman Yitzhak	14.02.30	34 Hashoftim, Tel-Aviv	Israeli	1. Management	--	--	1997	High school	Head of real estate division, Tenuva	No.	
030583496	Forem Yitzhak	10.11.38	1.2 Bloch, Givatayim	Israeli	—	—	--	1997	High school, banking diploma	Diamond merchant, Hon. President of Israeli Diamond Exchange	No.	Chair of REKA Public Foundation – Rishonei Kupat Am
30418438	Freidman David	18.10.30	179 Ahuza Raanana 43301	Israeli	—	—	—	1997	Torah studies	Chair of Union Bank of Israel Ltd.	No.	Menorah Insurance Holdings Ltd.
000954768	Avraham Asheri	24.01.38	12 Yishpeh, Mevasseret zion	Israeli	1. Audit	Yes	—	2003	Academic	Self employed economic consultant	No.	Africa Israel (Finance) 1985 Ltd. Elran Electronics Ltd. Elbit Systems Ltd. s Scitex Corp Ltd. Kardan Real Estate Ltd. Yarshan Consultants Ltd. Kfar Havradim Development Corporation Ltd., Zur Lavon Ltd, Meditor Pharmaceutics Ltd., Discount Mortgage Bank Ltd.

Financial Statements as of December 31, 2003

Contents

Auditors' Report to the Shareholders of Africa Israel Investments Ltd.

We have audited the accompanying balance sheets of Africa Israel Investments Ltd. (hereinafter – "the Company") as at December 31, 2003 and 2002, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of operations, changes in shareholders' equity, and cash flows – Company and consolidated – for each of the three years, the last of which ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries and joint ventures, whose assets constitute 38% and 20% of the total consolidated assets as at December 31, 2003 and 2002 respectively, and whose revenues constitute 16%, 12% and 8% of the total consolidated revenues for the years ended December 31, 2003, 2002 and 2001, respectively. The financial statements of those subsidiaries and joint ventures were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries and joint ventures is based solely on the said reports of the other auditors. In addition, we did not audit the financial statements of affiliated companies, the investment in which totaled NIS 290,263 thousand and NIS 261,841 thousand, as at December 31, 2003 and 2002, respectively, and the Group's share in the earnings of these affiliated companies was NIS 29,817 thousand, NIS 26,746 thousand and NIS 23,892 thousand, for the years ended December 31, 2003, 2002 and 2001, respectively. The financial statements of such companies were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such investees, is based solely on the said reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards, including standards prescribed by the Auditors Regulations (Manner of auditor's performance), 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and by its Management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as at December 31, 2003 and 2002, and the results of the operations, the changes in the shareholders' equity and the cash flows – Company and consolidated – for each of the three years, the last of which ended December 31, 2003, in conformity with generally accepted accounting principles. Furthermore, in our opinion, these statements have been prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

As explained in Note 1B, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Without qualifying our above opinion we call attention to Note 21A1(d)1, relating to the demands made by the sellers of the Diplomat Hotel in Tel-Aviv vis-a-vis the Company, that determination of the amount of compensation due to them, for damages allegedly caused to them, be submitted to arbitration.

Somekh Chaikin
Certified Public Accountants (Isr.)

Zohar, Zohar & Co.
Certified Public Accountants (Isr.)

March 26, 2004

Consolidated Balance Sheets as at December 31

In terms of shekels of December 2003 (NIS thousands)

	Note	2003	2002
Investments in affiliates and other companies	2	**337,652**	368,022
Fixed assets	3	**3,136,057**	2,544,403
Long-term loans and debit balances	4	**192,328**	136,350
Real estate	5	**524,336**	535,729
Current assets			
Inventory of buildings held for sale	6	**1,177,219**	267,328
Construction work in progress, net	7	**15,918**	10,244
Other inventories	8	**107,412**	72,867
Deferred tax asset	9	**140,734**	115,334
Trade receivables	10	**564,143**	392,050
Other receivables and debit balances	10	**460,684**	297,206
Marketable securities	11	**196,944**	165,917
Short-term investments	12	**19,598**	-
Cash and cash equivalents	12	**335,667**	464,353
		3,018,319	1,785,299
Other assets and deferred expenses	13	**77,328**	74,564
		7,286,020	5,444,367

Lev Leviev
Chairman of the Board of Directors

Pinchas Cohen
CEO

Avraham Meron
Senior Vice President,
Finance and Accounting

March 26, 2004

* Reclassified.

The accompanying notes are an integral part of the financial statements.

	Note	2003	2002
Shareholders' equity	37D	**1,151,257**	1,184,813
Contingent liabilities and commitments	21		
Minority interest in subsidiaries		**297,824**	195,572
Long-term liabilities			
Capital note	14, 15	**6,431**	12,362
Debentures	15	**7,577**	15,165
Convertible debentures	15	**269,059**	64,013
Liabilities to banks	15	**1,250,994**	721,254
Other liabilities	15	**204,229**	167,898
Deferred tax liability	16	**120,665**	105,838
Liability in respect of employee severance benefits, net	17	**56,556**	54,917
		1,915,511	1,141,447
Current liabilities			
Credit from banks and others	18	**3,018,346**	2,115,270
Contractors and suppliers	19	**550,526**	405,791
Other payables and credit balances	20	**333,160**	310,911
Customer advances, net of construction work in progress	7	**19,396**	90,563
		3,921,428	2,922,535
		7,286,020	5,444,367

Company Balance Sheets as at December 31

In terms of shekels of December 2003 (NIS thousands)

	Note	2003	2002
Investments in investee and other companies	2	**2,590,984**	1,907,709
Fixed assets	3	**32,236**	281,428
Long-term loans and debit balances	4	**44,922**	46,571
Real estate	5	**87,041**	85,428
Current assets			
Inventory of buildings for sale	6	**17,165**	16,421
Deferred tax asset	9	**39,031**	36,990
Trade receivables	10	**1,757**	4,465
Other receivables and debit balances	10	**80,290**	109,867
Marketable securities	11	**19,856**	37,037
Cash and cash equivalents	12	**18,854**	41,519
		176,953	246,299
Other assets and deferred expenses	13	**1,136**	-
		2,933,272	2,567,435

Lev Leviev
Chairman of the Board of Directors

Pinchas Cohen
CEO

Avraham Meron
Senior Vice President,
Finance and Accounting

March 26, 2004

The accompanying notes are an integral part of the financial statements.

	Note	2003	2002
Shareholders' equity	37D	**1,151,257**	1,184,813
Contingent liabilities and commitments	21		
Long-term liabilities			
Capital notes	14, 15	**114,308**	106,712
Convertible debentures	15	**226,274**	-
Liabilities to banks	15	**144,427**	25,706
Other liabilities	15	**83,967**	50,185
Deferred tax liability	16	**14,073**	13,642
Liability in respect of employee severance benefits, net	17	**6,640**	6,103
		589,689	202,348
Current liabilities			
Credit from banks and others	18	**326,740**	652,692
Contractors and suppliers	19	**7,169**	9,138
Other payables and credit balances	20	**858,417**	518,444
		1,192,326	1,180,274
		2,933,272	2,567,435

Consolidated Statements of Operations for the year ended December 31

In terms of shekels of December 2003 (NIS thousands)

	Note	2003	2002	2001
Revenues				
Construction and real estate transactions	22	**1,727,433**	1,428,802	1,112,839
Rental and operation of properties		**223,834**	194,677	179,542
Operation of hotels		**203,017**	197,553	233,654
Industry		**402,279**	358,173	153,636
Communications	23	**9,961**	-	-
Group's equity in earnings of affiliates, net	24	**12,146**	16,963	23,259
Other income	25	**46,292**	83,954	159,818
		2,624,962	2,280,122	1,862,748
Cost and expenses				
Construction and real estate transactions	26	**1,525,671**	1,292,276	989,647
Maintenance, supervision and management of real estate and other properties	28	**96,652**	86,087	75,346
Operations of hotels	29	**214,497**	210,406	242,953
Industry	30	**400,678**	337,987	164,258
Communications	31	**52,787**	-	-
General and administrative expenses	32	**34,531**	35,759	40,694
Financing expenses, net	33	**78,896**	35,300	29,512
Amortization of other assets and other expenses	34	**4,633**	49,181	9,061
		2,408,345	2,046,996	1,551,471
Earnings before taxes on income		**216,617**	233,126	311,277
Taxes on income	35	**(74,701)**	(91,575)	(108,099)
Earnings after taxes on income		**141,916**	141,551	203,178
Minority interest in earnings of subsidiaries, net		**20,741**	26,506	41,216
Net earnings for the year		**121,175**	115,045	161,962

	2003	2002	2001
	NIS	NIS	NIS
Earnings per NIS 1 par value of the nominal share capital	**261**	248	349
Outstanding share capital used in above computation	**464,857**	454,491	454,775

The accompanying notes are an integral part of the financial statements.

Company Statements of Operations for the year ended December 31

In terms of shekels of December 2003 (NIS thousands)

	Note	2003	2002	2001
Revenues				
Construction and real estate transactions	22	**106,799**	118,481	122,383
Rental and operation of properties		**40,255**	39,315	29,558
Group's equity in earnings of investee companies, net	24	**83,967**	84,519	147,355
Financing income, net	33	**1,823**	13,692	-
Other income	25	**44,854**	36,266	34,481
		277,698	292,273	333,777
Costs and expenses				
Construction and real estate transactions	26	**76,815**	86,888	93,657
Maintenance, supervision and management of real estate and other properties	28	**24,791**	25,903	23,252
General and administrative expenses	32	**33,765**	33,809	38,552
Financing expenses, net	33	**-**	-	5,048
Other expenses	34	**14,132**	5,757	1,917
		149,503	152,357	162,426
Operating earnings before taxes on income		**128,195**	139,916	171,351
Taxes on income	35	**(7,020)**	(24,871)	(9,389)
Net earnings for the year		**121,175**	115,045	161,962

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Shareholders' Equity

In terms of shekels of December 2003 (NIS thousands)

	Share capital and premium	Capital reserves: Premium on shares	Capital reserves: Other	Capital reserves: Total	Translation adjustments	Dividend declared subsequent to balance sheet date	Retained earnings	Total
Balance as at January 1, 2001	367,700	258,184	23,994	282,178	(7,360)	-	448,474	1,090,992
Net earnings for the year	-	-	-	-	-	-	161,962	161,962
Erosion of dividend	-	-	-	-	-	-	519	519
Dividend declared	-	-	-	-	-	-	(198,528)	(198,528)
Adjustments deriving from translation of financial statements of autonomous investee companies	-		-	-	3,930	-	-	3,930
Balance as at December 31, 2001	367,700	258,184	23,994	282,178	(3,430)	-	412,427	1,058,875
Net earnings for the year	-	-	-	-	-	-	115,045	115,045
Erosion of dividend	-	-	-	-	-	-	7,520	7,520
Dividend proposed after balance sheet date	-	-	-	-	-	137,361	(137,361)	-
Excess of liabilities in respect of convertible debentures of a subsidiary over cost of acquisition by its subsidiary	-	-	1,377	1,377	-	-	-	1,377
Adjustments deriving from translation of financial statements of autonomous investee companies	-	-	-	-	1,996	-	-	1,996
Balance as at December 31, 2002	367,700	258,184	25,371	283,555	(1,434)	137,361	397,631	1,184,813
Net earnings for the year	-	-	-	-	-	-	121,175	121,175
Dividend paid	-	-	-	-	-	(137,361)	790	(136,571)
Dividend proposed after balance sheet date	-	-	-	-	-	180,000	(180,000)	-
Capital reserve in respect of capital note issued to controlling interest	-	-	(201)	(201)	-	-	-	(201)
Adjustments deriving from translation of financial statements of autonomous investee companies	-	-	-	-	(17,959)	-	-	(17,959)
Balance as at December 31, 2003	**367,700**	**258,184**	**25,170**	**283,354**	**(19,393)**	**180,000**	**339,596**	**1,151,257**

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows for the year ended December 31

In terms of shekels of December 2003 (NIS thousands)

	2003	2002	2001
Cash flows generated by operating activities			
Net earnings for the year	121,175	115,045	161,962
Adjustments to reconcile net earnings to net cash flows generated by operating activities:			
Net decrease (increase) in real estate	(81,098)	(59,557)	51,422
Other (Schedule A)	(1,009,371)	34,858	156,077
Net cash inflow (outflow) generated by operating activities	(969,294)	90,346	369,461
Cash flows generated by investing activities			
Acquisition of newly consolidated subsidiaries (including proportionately consolidated companies) (Schedule B)	(37,122)	(7,155)	(69,729)
Company which ceased to be fully consolidated and is now proportionately consolidated (Schedule C)	-	(791)	-
Proceeds from realization of investments in formerly consolidated subsidiary (Schedule D)	(13,906)	-	-
Investment in affiliates and other companies	(20,204)	(71,764)	(41,804)
Investment in subsidiary	(215)	(3,633)	(4,831)
Dividends received from other companies	-	-	1,184
Acquisition of other assets	(26,675)	(3,444)	(2,384)
Acquisition of fixed assets	(405,442)	(325,615)	(216,719)
Proceeds from sale of fixed assets	27,138	51,490	189,275
Net proceeds from sale of investment in affiliated company	-	76,971	-
Investment in long-term deposits and loans	(82,003)	(69,624)	(112,443)
Repayment of long-term deposits and loans	25,209	90,370	83,403
Acquisition of marketable securities	(376,166)	(195,468)	(127,023)
Sale of marketable securities	393,049	172,363	51,186
Investment in short-term deposit	(19,598)	-	-
Net cash outflow generated by investing activities	(535,935)	(286,300)	(249,885)
Cash flows generated by financing activities			
Dividend paid to shareholders	(136,571)	(191,008)	(126,632)
Dividend paid to minority interest in subsidiaries	(12,055)	(50,404)	(20,931)
Decrease of holdings in a partnership (Schedule E)	-	-	2,174
Issuance of shares to minority interest in subsidiaries	76,125	25,906	-
Receipt of long-term loans and liabilities	1,021,218	251,432	466,512
Repayment of long-term loans and liabilities	(254,384)	(459,257)	* (212,652)
Short-term credit, net	686,973	541,828	* 67,797
Net cash inflow generated by financing activities	1,381,306	118,497	176,268
Translation differences in respect of cash balances in autonomous investee companies	(4,763)	6,796	(949)
Increase (decrease) in cash and cash equivalents	(128,686)	(70,661)	294,895
Cash and cash equivalents at beginning of year	464,353	535,014	240,119
Cash and cash equivalents at end of year	335,667	464,353	535,014

* Reclassified.

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows for the year ended December 31 (cont'd)

In terms of shekels of December 2003 (NIS thousands)

	2003	2002	2001
Schedule A			
Adjustments to reconcile net earnings to net cash flows generated by operating activities			
Income and expenses not involving cash flows:			
Group's net equity in earnings of affiliated companies less of dividends received, net	**(7,785)**	(15,775)	(18,515)
Minority interest in earnings of subsidiaries, net	**20,741**	26,506	41,216
Depreciation and amortization	**100,981**	84,547	* 85,855
Decline in value of investments	**3,595**	-	-
Loss from decline in value of assets	-	42,872	* 6,060
Deferred taxes, net	**(10,573)**	9,194	(470)
Increase (decrease) in liability in respect of employee severance benefits, net	**1,766**	(1,103)	(13)
Capital gains on sale of fixed assets	**(3,301)**	(47,817)	(130,274)
Gain on expiration of options	-	(8,016)	-
Decrease (increase) in value of marketable securities, net	**(4,102)**	5,694	(9,776)
Adjustment differences in respect of –			
Long-term loans and other liabilities	**4,586**	39,983	* 10,988
Loans to affiliates	**(664)**	(4,550)	(1,462)
Deposits and loans	**5,057**	1,691	(9,924)
	110,301	133,226	(26,315)
Changes in asset and liability items:			
Other inventory	**(34,545)**	13,805	(6,921)
Construction work in progress and inventory of buildings held for sale, net	**(1,003,695)**	(154,347)	108,116
Trade and other receivables	**(250,990)**	(22,288)	40,786
Contractors, trade and other payables	**169,558**	64,462	40,411
	(1,119,672)	(98,368)	182,392
	(1,009,371)	34,858	156,077

* Reclassified.

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows for the year ended December 31 (cont'd)

In terms of shekels of December 2003 (NIS thousands)

	2003	2002	2001
Schedule B			
Acquisition of newly consolidated subsidiaries (including proportionately consolidated companies)			
Assets and liabilities of the companies at date of acquisition:			
Working capital (excluding cash)	**(145,258)**	(129)	30,402
Investment in affiliated and other companies	**(16,397)**	(5,946)	89
Fixed assets	**222,000**	5,863	24,770
Other assets, net	**-**	19,722	28,269
Long-term receivables	**-**	-	29,845
Long-term liabilities less current maturities	**(23,223)**	(13,681)	(43,024)
Minority interest at acquisition date	**-**	1,326	(622)
	37,122	7,155	69,729
Schedule C			
Company which ceased to be fully consolidated and is now proportionately consolidated			
Working capital (excluding cash)	**-**	(3,462)	-
Fixed assets	**-**	(23,221)	-
Other assets	**-**	(20,990)	-
Long-term debt	**-**	(1,799)	-
Long-term debt in respect of sale of shares	**-**	17,869	-
Long-term liabilities less current maturities	**-**	32,394	-
	-	791	-
Schedule D			
Proceeds from realization of investment in formerly consolidated subsidiary			
Working capital (excluding cash)	**9,431**	-	-
Investment in affiliated and other companies	**9,022**	-	-
Fixed assets	**(3,546)**	-	-
Other assets	**(18,918)**	-	-
Long-term liabilities less current maturities	**22,495**	-	-
Minority interest at acquisition date	**(4,578)**	-	-
	13,906	-	-
Schedule E			
Decrease in equity interest in a partnership			
Working capital (excluding cash)	**-**	-	(38)
Fixed assets	**-**	-	(2,136)
	-	-	(2,174)

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows for the year ended December 31 (cont'd)

In terms of shekels of December 2003 (NIS thousands)

	2003	2002	2001
Material non-cash activities			
Investment in subsidiary	-	3,633	-
Sale of fixed assets on credit	-	48,683	66,418
Sale of real estate on credit	**99,775**	-	-
Purchase of fixed assets on credit	**12,547**	1,555	956
Sale of shares in investee company	**10,600**	-	-
Dividend declared but not yet distributed	-	-	198,528
Dividend declared to the minority shareholders of subsidiaries but not yet distributed	-	12,078	21,232
Net payables from sale of investment in affiliated company	-	9,072	-

The accompanying notes are an integral part of the financial statements.

Company Statements of Cash Flows for the year ended December 31

In terms of shekels of December 2003 (NIS thousands)

	2003	2002	2001
Cash flows generated by operating activities			
Net earnings for the year	**121,175**	115,045	161,962
Adjustments to reconcile net earnings to net cash flows generated by operating activities:			
Net decrease (increase) in real estate	**(10,192)**	(29,886)	19,651
Other (Schedule A)	**(91,548)**	47,012	* 172,640
Net cash inflow generated by operating activities	**19,435**	132,171	* 354,253
Cash flows generated by investing activities			
Investment in investee companies (including in capital notes)	**(326,177)**	(336,700)	(65,842)
Acquisition of fixed assets	**(4,724)**	(18,388)	(12,140)
Proceeds from sale of fixed assets	**384**	1,556	838
Investment in deposits and loans	**-**	-	(91,989)
Repayment of deposits and loans	**1,532**	90,299	83,403
Acquisition of marketable securities	**(4,837)**	(35,780)	(28,713)
Sale of marketable securities	**22,653**	27,277	2,541
Net cash outflow generated by investing activities	**(311,169)**	(271,736)	(111,902)
Cash flows generated by financing activities			
Issuance of capital note	**5,431**	879	-
Dividend paid to shareholders	**(136,571)**	(191,008)	* (126,632)
Receipt of long-term loans	**376,048**	18,701	79,904
Repayment of long-term loans and other liabilities	**(49,014)**	(149,309)	(49,269)
Short-term credit, net	**(271,955)**	237,240	56,478
Balances with investee companies, net	**345,130**	118,710	(84,305)
Net cash inflow (outflow) generated by financing activities	**269,069**	35,213	* (123,824)
Increase (decrease) in cash and cash equivalents	**(22,665)**	(104,352)	118,527
Cash and cash equivalents at beginning of year	**41,519**	145,871	27,344
Cash and cash equivalents at end of year	**18,854**	41,519	145,871

* Reclassified.

The accompanying notes are an integral part of the financial statements.

Company Statements of Cash Flows for the year ended December 31 (cont'd)

In terms of shekels of December 2003 (NIS thousands)

	2003	2002	2001
Schedule A			
Adjustments to reconcile net earnings to net cash flows generated by operating activities			
Income and expenses not involving cash flows:			
Group's equity in earnings of investee companies less dividends received, net	**(76,288)**	(44,109)	(142,124)
Depreciation and amortization	**6,326**	3,875	8,083
Decline in value of investments	**3,595**	-	-
Deferred taxes, net	**(1,610)**	4,842	15,941
Increase in liability in respect of employee severance benefits, net	**537**	1,673	1,252
Capital losses (gains) on sale of fixed assets	**(47)**	253	(24)
(Decrease) increase in value of marketable securities, net	**(635)**	2,134	(4,162)
Adjustment differences in respect of –			
Other long-term liabilities	**(3,383)**	(6,332)	974
Loans to investee companies	**(46,844)**	(33,911)	(11,352)
Deposits and loans	**1,028**	2,371	(6,742)
	(117,321)	(69,204)	(138,154)
Changes in asset and liability items:			
Inventory of buildings held for sale, net	**(9,093)**	36,017	32,922
Trade and other receivables	**41,972**	78,596	140,447
Contractors, trade and other payables	**(7,106)**	1,603	* 137,425
	25,773	116,216	* 310,794
	(91,548)	47,012	* 172,640

Schedule B

Material non-cash activities:

	2003	2002	2001
Dividend receivable from investee companies	-	41,885	70,032
Dividend declared but not yet distributed	-	-	198,528
Sale of shares in investee company	**10,600**	-	-
Investment in investee company against a transfer of fixed assets	**264,176**	-	-

* Reclassified.

The accompanying notes are an integral part of the financial statements.

All amounts in the notes are in NIS thousands unless otherwise indicated

Note 1 - Reporting Principles and Accounting Policies

A. Definitions

1. **Subsidiaries** – companies whose financial statements are consolidated with the financial statements of Africa Israel Investments Ltd. (hereinafter – the "Company"), except for proportionately consolidated companies.

2. **Proportionately consolidated companies** – companies, including joint ventures, whose financial statements are consolidated with those of the Company, by the proportionate consolidation method.

3. **Affiliated companies** – companies, excluding subsidiaries and proportionately consolidated companies, the Company's investment in which is stated on the equity basis.

4. **Investee companies** – subsidiaries, proportionately consolidated companies and affiliated companies.

5. **Related parties** – as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

6. **Interested parties** – as defined in Paragraph (1) of the definition of an "interested party" in a company in Section 1 of the Securities Law, 1968.

7. **Controlling shareholders** – as defined in the Securities Regulations (Presentation of Transactions between a Company and a Controlling Shareholder Therein in the Financial Statements) – 1996. (hereinafter – "the Controlling Shareholder Regulations").

B. Financial Statements in Adjusted Values

1. The Company, as well as most of its investee companies, prepare their financial statements on the basis of historical cost, adjusted for the changes in the general purchasing power of the shekel. Financial statement data in nominal historical values is presented in Note 39.

2. The adjusted values of non-monetary assets do not purport to represent their market value or value to the business rather only their cost adjusted for the changes in the general purchasing power of the shekel.

3. The term "cost" in the adjusted financial statements means "adjusted cost".

4. The classification of the items in these financial statements is, in Management's opinion, appropriate for the nature of the Company's business, the Company being an investment and holding company whose primary assets (investments, fixed assets and real estate) are not current assets. This format is different than that prescribed by the Securities Regulations (Preparation of Annual Financial Statements) – 1993, however such deviation is permitted under the circumstances in accordance with Rule 8 of the aforementioned Regulations.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

B. Financial Statements in Adjusted Values (cont'd)

5. The financial statements of certain subsidiaries are adjusted based on the changes in the rate of exchange of their relevant functional currencies – see C.3, below.

6. The comparative data (including monetary items) is also stated in terms of shekels of December 2003.

C. Principles of Adjustment

1. **Balance Sheet**

Non-monetary items (such as, investments, fixed assets, real estate, inventories, cost of construction work in progress, net, and share capital), are adjusted on the basis of the changes in the Consumer Price Index (CPI), from the index in respect of the month of the transaction to the index of December 2003. Construction work and real estate transactions in progress, net, are adjusted from the date of the receipt or payment, to the index of December 2003. The net asset value of the investments in investee companies is determined based on the adjusted financial statements of such companies.

Monetary assets and liabilities are stated at their historical values.

2. **Statement of Operations**

Statement of operations items are adjusted according to the changes in the CPI, as follows:

(a) Income and expenses deriving from non-monetary items are adjusted according to the specific indices used to adjust the corresponding balance sheet items.

(b) The remaining components of the statement of operations, except for the financing category, are adjusted based on the indices for the months in which the related transactions were executed.

(c) The equity in the results of investee companies and the interest of the minority in the results of subsidiaries, are determined based on the adjusted financial statements of the said companies.

(d) The financing item, expresses financing income and expenses in real (non-inflationary) terms, erosion of monetary items during the year, gains and losses from realization and valuation of quoted securities as well as income and losses from derivative financial instruments.

(e) Taxes on income:

Current taxes are comprised of advance payments made during the year, plus amounts payable (or less amounts refundable) as of balance sheet date. The advance payments are adjusted on the basis of the CPI for the date of each payment, whereas the amounts payable (or refundable) are not adjusted. As a result, current taxes include the expense deriving from the inflationary erosion of the advance tax payments, from the date of payment to the year-end.

Deferred taxes – see Q., below.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

C. Principles of Adjustment (cont'd)

3. Inflationary Adjustment Based on Exchange Rates and Companies Operating Abroad

(a) The differences arising from the fact that the equity of the autonomous investees is translated at the exchange rate of the relevant currency as at the end of the year, while the amount of the investment in the autonomous investees recorded in the Company's books is adjusted based on the change in the CPI, are recorded in a separate item in the shareholders' equity category called "adjustments deriving from translation of the financial statements of autonomous investee companies".

(b) Gottex Models Ltd. (hereinafter – "Gottex"), in which the Company holds a 50% interest (see Note 2D(12) below), is engaged in the manufacturing and marketing of bathing suits, both in Israel and abroad (including through subsidiaries). Gottex adjusts its financial statements for inflation based on the changes in the U.S. dollar exchange rate and operates as an autonomous entity.

(c) The Company owns a number of investee companies which operate abroad. Most of these companies operate autonomously. (See Note 2D(12) below).

4. Statement of Shareholders' Equity

A dividend declared during the reported year, but not yet distributed at the balance sheet date, is included without adjustment. The amount presented as "erosion of dividend" expresses the erosion of the inflation-adjusted value of the dividend declared in a prior year but actually paid in the reported year.

D. Length of Operating Cycle

The Company engages in a broad range of operations (including those carried out through its investee companies) with respect to some of which, the regular operating cycle generally exceeds one year and may extend for as long as two to two and a half years, particularly regarding contracting and construction engagements. The regular operating cycle of the infrastructure segment generally exceeds one year and may extend for as long as five years. In consideration of the above, the "current assets" category includes items which are expected to be realized within the ordinary operating cycles of the different segments of operations.

E. Consolidation of the Financial Statements

(1) The consolidated financial statements include the financial statements of the Company, as well as those of companies in which the Company has control. Jointly controlled companies are consolidated by the proportionate consolidation method. The financial statements of inactive, non-material subsidiaries have not been consolidated.

(2) Intercompany balances and transactions between the consolidated subsidiaries have been eliminated, as was the profit on intercompany sales and transactions not yet realized outside the Group. Adjustments were also made as required by the application of uniform accounting principles used by the Group.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

E. Consolidation of the Financial Statements (cont'd)

(3) a) The consolidated financial statements include the relative portion of assets, liabilities, revenues and expenses of proportionately consolidated companies based on the rates of holdings in those companies. Joint ventures are already included based on a proportionate consolidation in the financial statements of the relevant companies.

b) Income from sales of the investor company to the companies and joint ventures which have not yet been realized outside the Group – are eliminated based on the rate proportionate to the holding.

c) Income from sales of the companies and joint ventures to the investor company which have not yet been realized outside the Group – are eliminated based on the full share of the profit which relates to the investor company.

d) The proportionate consolidation of a certain investee was based on its financial statements, which were prepared as at a date different than the date of the Company's financial statements, in conformity with the principles determined in Opinion 57 of the Institute of Certified Public Accountants in Israel.

(4) The excess of cost arising upon the acquisition of shares of subsidiaries, including companies consolidated by the proportionate consolidation method, and of affiliates, was attributed, in part, to the real estate and fixed assets of such companies, and a portion of such excess cost is charged to expense based on the depreciation rates of the buildings. The amounts of the excess cost not so attributed, are included in the consolidated balance sheet in the item "other assets and deferred charges" and are amortized at an annual rate of 10% (see also Notes 1Y and 2D(1)).

(5) A list of the companies whose financial statements are included in the consolidated financial statements as well as the rates of equity and control therein, appear in the appendix to these financial statements.

F. Use of Estimates

In preparing financial statements, in accordance with generally accepted accounting principles, Management is required to make use of estimates and assessments which affect the reported amounts of assets and liabilities, the contingent liabilities disclosed in the financial statements and the revenue and expense items recorded for the reported period. Actual amounts may differ from the aforesaid estimates.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

G. Investments

1. Consolidated Balance Sheet

(a) The Company's investments in companies not included in the consolidated financial statements, with respect to which the criteria for significant influence, as set forth in Opinion No. 68 of the ICPAI, are met, are presented in accordance with the equity method. The calculation of the Company's equity in the said affiliates is based on the amounts reflected their financial statements which were prepared as of the same date as the Company's financial statements plus any excess of cost, if any, and after adjustments required by the application of uniform accounting principles.

(b) The Company's investments in other companies, whose shares are not quoted, are stated at cost which, in Management's opinion, does not exceed the market value thereof.

(c) Securities of companies over which no significant influence exists, but which are considered a "permanent investment", are stated at their market value on the date of acquisition or on the date of the decision to classify them as a long-term investment, as the case may be, unless an impairment in their value, which is not of a temporary nature, has occurred.

(d) Impairment in value of investments

The Company examines from time to time, whether an impairment in value, which is of other than a temporary nature, has occurred with respect to its permanent investments in other companies. This examination is being made when indications are noticed signaling a possible impairment in the value of permanent investments, including a decline in market prices, in the business of the investee company, in the field in which the investee operates and additional parameters. The provisions for the adjustment in the value of such investments, if required, and which in Management's opinion are based upon all relevant aspects and considering their due weight, and which are not of a temporary nature, are reflected in the statement of operations.

2. Company Balance Sheet

The Company's investments in investee companies are included by the equity method, as described above.

H. Fixed Assets

1. Fixed assets are stated at cost less accumulated depreciation.

2. Regarding the capitalization to fixed assets of real-term financing expenses – see T., below.

3. The cost of assets in respect of which an investment grant was received, is stated net of the amount of the grant.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

H. Fixed Assets (cont'd)

4. The reclassification in the balance sheets of Group companies, of lands designated for the construction of commercial centers, from the item "real estate" to the item "fixed assets", triggers a payment of income tax. The companies charge these tax payments to the cost basis of such lands.

5. Improvements and enhancements are charged to the cost of the relevant assets, whereas the cost of maintenance and repairs is expensed as incurred.

6. Items of operating equipment in hotels (mainly linens, glassware, and tableware) are stated at base inventory cost. The costs incurred in replacing such equipment are charged as current expenses. Other items of operating equipment acquired are recorded in the various fixed asset categories.

7. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

	%	
Annual depreciation rates are as follows:		
Buildings and various structures	1.5 – 10	(mainly 2%)
Plants, systems, construction and production machinery and equipment	3 – 20	(mainly 20%)
Vehicles	15 – 20	
Computers	$33^1/_3$	
Furniture and general equipment	6 – 20	(mainly 6%)

I. Real Estate

(1) Real estate designated for construction and sale is stated at cost (including development and infrastructure costs). Management writes down the value of real estate to its market value when, in its opinion, there has been a significant, non-temporary decline in its value.

(2) In Management's estimation, the cost of real estate as at the balance sheet date does not exceed its estimated realizable value.

(3) See Section S.(2) regarding application of combination transactions.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

J. Construction Work-In-Progress and Customer Advances

Construction work-in-progress is stated at cost, including all identified direct expenses and joint indirect costs and expenses. Direct costs and expenses are allocated to the specific project for which they are incurred, whereas indirect costs and expenses are allocated to each project based on a ratio of the costs. The balance of the costs, which is included under current assets, is net of those costs which have been recognized as expenses on the basis of the percentage of completion on the statement of operations, and net of the excess of receipts from customers on account of performance of the work over the amount of the revenues recorded on the statement of operations (see Section S.(1), below). The advances received from the customers, after deduction of that part which was recorded on the statement of operations based on the percentage of completion method, and net of construction work-in-progress is presented in the balance sheet in the "current liabilities" category.

Joint building ventures are included in the consolidated financial statements based on the proportionate consolidation method.

K. Inventory of Buildings Held for Sale

The inventory of buildings held for sale includes the land which constitutes the relative portion of the area on which the construction work on projects is performed, plus the cost of the work executed on the projects as well as other costs allocated thereto, less the cumulative amounts recognized as an expense up to the end of the reported period, and less all receipts with respect to those projects which are in the framework of projects which are classified as a sale, where recognition of the revenue from such projects has not yet commenced. Direct costs and expenses are charged to projects on a specific basis, whereas indirect costs and expenses are allocated among the jobs based on the relative proportion of the costs. Where the estimated expenses for a building project indicate that a loss is expected, an appropriate provision is set up therefor.

Receipts with respect to transactions not classified as a sale, are stated under "current liabilities".

L. Other Inventories

Inventories are stated at the lower of cost or market. Cost was determined is follows:

Inventory of textile products (apparel and bathing suits in various stages of production) – at standard costs set for each type of product, based on the stage of completion.

Inventories of building materials – on the moving average basis.

Inventories of food, beverages and other materials – on the "first-in, first-out" basis.

Inventories of a communications company – on the basis of actual manufacturing costs.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

M. Other Assets and Deferred Expenses

(1) Rights to use a trade name which were paid for in connection with the acquisition of businesses, payments for know-how and the excess of cost arising upon acquisition of shares of subsidiaries which were not attributed to specific assets, are amortized at the annual rate of 10%. See also Section Y.(3), below.

(2) Expenses related to the issue of debentures, including discount, and expenses in respect of the raising of other sources of financing, are amortized over the life of the debentures and the loans, in proportion to their outstanding balances. For the purpose of presentation in the balance sheet, the amount of the discount is deducted from the balance of the relevant debentures.

(3) Hotel pre-operation expenses are amortized in three to five equal annual installments beginning with the first year of operation of the hotel. Other deferred expenses related to hotels are amortized over ten and twenty year periods, as applicable.

N. Marketable Securities

Stated at market value as at the balance sheet date. Part of the amount of changes in the value of marketable securities is recognized on a current basis, and part thereof is included with the financing costs which are charged to the excess of advances received from customers (see T., below).

O. Cash and Cash Equivalents

Cash and cash equivalents include cash and bank deposits having an initial maturity, measured from the date of the deposit therein, not exceeding three months.

P. Allowance for Doubtful Debts

The allowance for doubtful debts is calculated on the basis of specific identification of balances, the collection of which, in Management's opinion, is doubtful. In determining the adequacy of the allowance, Management bases its opinion on, among other things, the estimated risk, in reliance on available information with respect to the debtor's financial position and an evaluation of the collateral received.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

Q. Deferred Taxes

The Group companies create deferred taxes in respect of temporary differences. The temporary differences are differences in the value of assets and liabilities for tax purposes and for financial reporting purposes. Such deferred taxes are created in respect of differences applying to assets and liabilities, the utilization or amortization of which is deductible for tax purposes.

Deferred tax balances (asset or liability) are calculated according to the liability approach, i.e., the tax rates expected to be in effect when the deferred tax liability is utilized, or when the deferred tax asset is realized, as such are known proximate to the date of preparation of the financial statements.

The main factors, in respect of which deferred taxes were not created, are as follows:

1) Amounts of adjustment for the changes in the purchasing power of the shekel, referring mainly to buildings, under the principles set by the Institute of Certified Public Accountants in Israel.

2) Investments in investee companies, since it is the intention of the Company to hold such investments and not to sell them.

3) Deferred tax assets in respect of temporary differences where the probability of realization of the deferred tax asset is doubtful.

4) The Group may be charged for additional tax in a case of distribution of a dividend between Group companies. This additional tax was not included in the accounts in light of the fact that the Group's policy is not to distribute a dividend which triggers an additional tax to the Group in the foreseeable future.

R. Debentures Convertible into Shares

The convertible debentures are stated in the balance sheet on the basis of the probability of their conversion, as prescribed by Opinion No. 53 of the Institute of Certified Public Accountants in Israel. Debentures, the conversion of which is not probable, are stated as a liability at their liability value.

Debentures the conversion of which is probable, are presented between the "long-term liabilities" and "shareholders' equity", categories at their liability or capital value, whichever is higher.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

S. Recognition of Income

1. From Contracting Construction Work

The contracting construction work of the Group is carried out by a subsidiary. The subsidiary applies Accounting Standard No. 4 concerning "Work Under a Performance Contract". According to this Standard, income from contract work is recognized by the percentage of completion method, but not before a minimum of 25% completion of the work has been attained.

The Standard is applied by the subsidiary on the basis of an engineering completion rate. In cases where the anticipated profit cannot be estimated, however it is determinable that recovery of the costs already incurred is expected, the full amount of the costs is recognized up to the amount of revenues received ("zero margin"). In cases where a loss on the contract is anticipated, a provision is recorded in respect of the full amount of the anticipated loss up to completion of the work.

Regarding a proportionately consolidated partnership of the subsidiary, which is executing the Cross Israel Highway project, – application of Standard No. 4 is being done based on the percentage of completion of the project in accordance with the actual cost to the total projected cost of the entire Highway viewed as a single unit.

2. Construction of Buildings for Sale

The Company applies Accounting Standard No. 2 "Construction of Buildings for Sale". According to this Standard, sales revenues are recognized by multiplying the sales proceeds by the percentage of completion of the project, but not before the sales proceeds of the project constitute at least 50% of the total anticipated revenues from the project and the percentage of completion of the project is at least 25%. Furthermore, Standard No. 2 provides rules for the presentation of "combination" transactions, according to which, when land is acquired in exchange for provision of building services, the cost of the land shall be stated at the anticipated amount of the costs of the building services, and concurrently a liability is to be recorded in the same amount.

Buildings for sale are defined as projects in which the Company participated as a promoter, and which include construction work. Each project represents one building or a group of buildings. A group of buildings is considered one project when the buildings are located at the same building site, are being constructed according to one building plan and under one building license, and are offered for sale at the same time.

3. Rental and Operation of Property

Revenues are recognized on the accrual basis.

4. Hotel Operations

Service revenues are recognized upon provision of the service.

5. Income from the sale of apparel is recognized upon delivery to the customer.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

S. Recognition of Income (cont'd)

6. Communications

a) Sale of products

(1) Revenues from sale of products are recognized upon delivery of the goods and the transfer of the risk to the customer, subject to the collection of the proceeds being reasonably assured.

Where the sales agreements provide that a significant part of the proceeds is conditional upon completion of the installation of the product or its acceptance by the customer, the company engaged in the communications field and which is proportionately consolidated (hereinafter – "the Communications Company"), defers recognition of the full amount of the proceeds at least until completion of the installation. In other cases, the Communications Company divides the sale into two separate components, according to the sales agreement, and defers only the income attributable to the installation (if at all) until the time the installation is completed, as stated.

In the event that the value of the different components of the sale cannot be reasonably established, the Communications Company defers recognition of the full amount of the proceeds until all the conditions with respect to both sale components are fulfilled.

(2) Revenues from sales under long-term credit terms (lease purchase) are recognized at their present value, where the difference between the sales price and the present value of the proceeds reflects the financing component included in such sales and the income therefrom is recognized over the period of the credit.

b) Service income

Revenues from service and system maintenance agreements are recognized pro-rata over the period of the service contract.

c) Revenues from the broadcast of advertisements on television are recorded at the time of the broadcasts, less commissions paid.

7. From Investee Companies

Income is recognized on the equity basis, as explained above, and represents the Company's equity in the annual results of operations of the investee company, after adjustments required by application of the uniform accounting principles of the Group.

8. Other income

Recognized on the earlier of the accrual basis or realization basis, as dictated by the circumstances.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

T. Capitalization of Financing Costs

The Group companies capitalize financing costs in accordance with Accounting Standard No. 3 – Capitalization of financing Costs.

Pursuant to this Standard, specific and non-specific financing costs are to be capitalized to qualifying assets. Non-specific financing costs are capitalized to such investment, or portion thereof, which was not financed with specific credit, by means of a rate which is the weighted-average cost of the financing sources which were not specifically capitalized. Financing costs amounting to NIS 85 million were capitalized during the year, the average capitalization rate calculated pursuant to the Standard is 10%.

U. Provision for Warranty

(1) A subsidiary is contingently liable to customers as part of the usual warranty for the quality of construction (including as part of joint ventures). The cost of construction in the statement of operations of this subsidiary includes periodic charges to cover such warranty. Such charges are made considering the nature of the project, and the information accumulated in respect thereof over the course of the construction based on engineering evaluations. Such charges are recorded over the period of the construction, considering the percentage of completion, and are updated as necessary, upon completion of the project and its delivery to the customers.

(2) In the Communications Company, the provision for warranty is computed in accordance with Management's assessments on the basis of the Communications Company's past experience.

The provision for warranty included in the financial statements also covers equipment sold prior to acquisition of the operations by the Communications Company, the warranty period in respect of which has not yet expired.

V. Financial Instruments

(1) The results from derivative financial instruments held as hedge for existing assets and liabilities, are recorded in the statement of operations in correspondence with the recording of the results of the hedged assets and liabilities.

(2) Derivative financial instruments which are not earmarked for a specific hedge, are presented in the financial statements based on their fair value. Changes in the said fair value are recorded in the statement of operations in the period incurred.

W. Segment Information

Segment information is presented in accordance with Accounting Standard No. 11. The Standard requires the inclusion of information with respect to business segments and geographical segments, and provides also guidelines for the identification of business and geographical segments. See also Note 37.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

X. Decline in Value of Assets

(1) The Company applies Accounting Standard No. 15 – Decline in Value of Assets (hereinafter – "the Standard"). The Standard provides procedures which the Company must apply in order to ensure that its assets in the consolidated balance sheet (to which the Standard applies), are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the realization value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

The Standard applies to all assets in the balance sheet, except for interim inventory held for sale, tax assets and monetary assets (except for monetary assets which constitute investments in investee companies which are not subsidiaries). In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined. Where the value of an asset in the balance sheet is greater than its recoverable value, the Company recognizes a loss from decline in value equal to the amount of the difference between the carrying value of the asset and its recoverable value. The loss recognized, as stated, will be eliminated only if there has been a change in the estimates used in determining the amount of the recoverable value of the asset since the date on which the last loss from decline in value was recognized.

In September 2003, the Israeli Accounting Standards Board published Clarification No. 1, regarding the accounting treatment of a decline in value of an investment in an investee company, which is not a subsidiary (hereinafter – "the Clarification"). The Clarification provides that in reporting periods subsequent to the period in which a provision for decline in value is initially recorded in respect of an investee company which is not a subsidiary, the investment in the investee company is to be presented at the lower of the amount of the recoverable value or the investment account based on the equity method, where the recoverable value is computed in every reporting period wherein there are indications that there has been a change in the recoverable value. Losses from a decline in value of an investment in an investee company which is not a subsidiary which was recognized or eliminated during the period is to be included in the category "Company's equity in earnings (losses) of affiliated companies.

(2) The Group decided to make early application of Standard No. 15 in its financial statements for 2002, except for Alon Israel Fuel Company Ltd. (affiliated company – hereinafter "Alon"), which commenced application thereof in 2003.

The provision for decline in value in a hotel subsidiary relates to fixed assets, the recoverable value of which was determined based on the net selling price pursuant to the valuation of an outside appraiser.

As a result of application of the provisions of Standard No. 15, a loss from decline in the value of assets was recorded in the financial statements for 2002 in the amount of NIS 33 million (NIS 29 million net of minority interest), which was included in the "other expenses" category in the statement of operations.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

Y. Disclosure of the effect of new accounting standards in the period prior to their application

(1) Standard 12 – Discontinuance of Adjustment of Financial Statements

According to this Standard, the adjustment of financial statements for the effect of the changes in the general purchasing power of the Israeli currency is to be discontinued as of January 1, 2003.

In December 2002, the Israeli Accounting Standards Board (hereinafter – "the Standards Board") published Accounting Standard No. 17, which provides that application of Accounting Standard No. 12 is to be postponed until January 1, 2004. Therefore, adjustment of the financial statements will be discontinued as of January 1, 2004, and up to December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with Opinion 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for the nominal financial reporting as from January 1, 2004. Application of this Standard may have a significant effect on the Company's financial statements. The extent of the effect depends on the rate of inflation and the composition of the Company's assets and its sources of financing.

(2) Standard 13 – Effect of Changes in Foreign Currency Exchange Rates

The Standard deals with the translation of transactions in foreign currency and with the translation of financial statements of foreign operations for the purpose of their consolidation with the financial statements of the reporting entity, and replaces the provisions of Clarifications 8 and 9 to Opinion 36, which will no longer apply upon the entry into effect of Accounting Standard No. 12, as described above. Application of this Standard may have a significant effect on the Company's financial statements. The extent of the effect depends on the rate of inflation and the composition of the Company's assets and its sources of financing.

(3) Standard 20 – Amortization Period of Goodwill

In March 2004, the Standards Board published Accounting Standard No. 20, regarding the amortization period for goodwill. The Standard provides that goodwill is to be amortized over its useful life, in a systematic manner. The amortization period is to reflect the best estimate of the period in which future economic benefits are expected to derive from the goodwill, however such period is not to exceed 20 years from the initial date of recognition.

The Standard applies to financial statements for periods beginning on January 1, 2004 and thereafter.

A change in the amortization period for goodwill balances as at January 1, 2004, is to be treated prospectively as a change in accounting estimate ("from here on"). Goodwill balances, as stated, are to be amortized in a systematic manner over the balance of the period remaining to complete the amortization period determined.

In the estimation of Company Management, application of the Standard will not have a material impact on the Company's financial position or the results of its operations.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

Z. Foreign Currency and Linkage

Assets and liabilities linked to the CPI and those in foreign currency or linked thereto, are stated as follows:

(1) Balances linked to the CPI are adjusted to the index in respect of the month of the balance sheet date or in respect of the month preceding the month of the balance sheet date, pursuant to the contractual terms of each transaction (prior years – on a similar basis).

(2) Balances in foreign currency or linked thereto are adjusted in accordance with the representative rates of exchange published by Bank of Israel as at the balance sheet date.

(3) Data in respect of changes in the CPI and rates of exchange are presented in the following table:

	December 31		
	2003	**2002**	**2001**
Consumer Price Index – "in respect of the month" (in points)	**112.95**	115.12	108.1
Consumer Price Index – "last known" (in points)	**113.18**	115.44	108.2
U.S. dollar	**4.379**	4.737	4.416
Swiss franc	**3.492**	3.419	2.638
Japanese yen	**0.041**	0.040	0.034
Euro	**5.445**	4.969	3.908
Can$	**3.322**	3.001	2.776

	Consumer Price Index		Foreign Currency Exchange Rate				
	In respect of the month ended	Last known as at	U.S. dollar	Swiss franc	Japanese yen	Euro	Can$
	%	%	%	%	%	%	%
December 31, 2003	(1.88)	(2.0)	(7.6)	2.1	2.5	9.6	10.7
December 31, 2002	6.5	6.7	7.3	29.6	18.7	27.2	8.1
December 31, 2001	1.4	1.4	9.3	6.8	(2.8)	3.8	3.2

4. Exchange rate and linkage differences, resulting from the above adjustments, are partly recognized in the statements of operations and are partly included in financing costs capitalized to the cost of assets or cost of construction work in progress.

ZA. Earnings per Share

Earnings per share were calculated in accordance with Opinion No. 55 of the Institute of Certified Public Accountants in Israel. In accordance with this Opinion, options and convertible debentures issued by the Company were taken into account in computing the primary earnings per share, where exercise of these options is considered probable.

Note 2 - Investments in Investee and Other Companies

A. Composition

	Subsidiaries	Proportionately consolidated companies	Affiliated companies	Other companies	Total
As of December 31, 2003					
Consolidated Balance Sheet					
Shares at cost	-	-	252,225	71,188	323,413
Provision for decline in value of investments	-	-	(1,618)	(16,554)	(18,172)
Company's equity in reserves and accumulated losses, net	-	-	(54,432)	(40,931)	(95,363)
Carrying value	-	-	196,175	13,703	209,878
Loans	-	-	122,959	507	123,466
Capital notes	-	-	68	-	68
	-	-	319,202	14,210	333,412
Payments on account of options of a subsidiary					4,240
					337,652
Company Balance Sheet					
Shares at cost **	792,697	23,857	103,200	17,298	937,052
Company's equity in reserves and retained earnings (losses), net	566,631	14,745	(82,520)	-	498,856
Provision for decline in value of investments	(32,638)	-	-	(3,595)	(36,233)
Carrying value	1,326,690	38,602	20,680	13,703	1,399,675
Loans	741,739	82,164	34,854	507	859,264
Capital notes	319,596	8,141	68	-	327,805
	2,388,025	128,907	55,602	14,210	2,586,744
Payments on account of options of a subsidiary					4,240
					2,590,984

** Regarding an investment in a subsidiary in connection with a transfer of fixed assets – see Note 3A(1).

Note 2 - Investments in Investee and Other Companies (cont'd)

A. Composition (cont'd)

	Subsidiaries	Proportionately consolidated companies	Affiliated companies	Other companies	Total
As of December 31, 2002					
Consolidated Balance Sheet					
Shares at cost	-	-	180,632	113,612	294,244
Provision for decline in value of investments	-	-	(1,618)	(12,959)	(14,577)
Company's equity in reserves and accumulated losses, net	-	-	(6,067)	(40,931)	(46,998)
Carrying value	-	-	172,947	59,722	232,669
Loans	-	-	131,045	-	131,045
Capital notes	-	-	68	-	68
	-	-	304,060	59,722	363,782
Payments on account of options of a subsidiary					4,240
					368,022
Company Balance Sheet					
Shares at cost	* 541,879	23,325	41,185	811	607,200
Company's equity in reserves and retained earnings (losses), net	440,515	21,008	(16,357)	-	445,166
Provision for decline in value of investments	* (32,638)	-	-	-	(32,638)
Carrying value	* 949,756	44,333	24,828	811	1,019,728
Loans	* 465,405	12,607	53,083	-	531,095
Capital notes	344,590	7,988	68	-	352,646
	1,759,751	64,928	77,979	811	1,903,469
Payments on account of options of a subsidiary					4,240
					1,907,709

* Reclassified.

Note 2 - Investments in Investee and Other Companies (cont'd)

B. The movement in investments in affiliated companies in 2003 was as follows:

	Consolidated
Balance as at beginning of the year	368,022
Movement during the year:	
Investment in shares	10,962
Transferred to current investment	(43,809)
Equity in earnings, net	12,146
Dividends	(4,361)
Provision for decline in value of investments	(3,595)
Exit from consolidation	9,059
Transition from equity basis to proportionate consolidation	(16,397)
Adjustments from translation of financial statements of autonomous investee companies	(1,969)
Loans	9,242
Erosion of capital notes and loans	664
Balance as at end of the year	337,652

C. The movement in investments in investee companies in 2003 was as follows:

	Company
Balance as at beginning of the year	1,907,709
Movement during the year:	
Investment in shares (see Note 3A.(1)	340,446
Loans	249,907
Sale of investments	(10,600)
Equity in earnings, net	84,110
Dividends	(7,822)
Provision for decline in value of assets in investee companies	(3,595)
Adjustments from translation of financial statements of autonomous investee companies	(18,161)
Erosion of capital notes and loans	48,990
Balance as at end of the year	2,590,984

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional information

1. The investments in investee companies include the balance of excess of cost, which arose upon acquisition, which was not attributed to specific assets (see Note 1E.), as follows:

	Original cost as of December 31		Balance as of December 31	
	2003	**2002**	**2003**	**2002**
In respect of subsidiaries and proportionately consolidated companies	**65,500**	79,410	**37,486**	57,754
In respect of affiliates	**70,175**	60,284	**13,390**	5,318

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional information (cont'd)

2. Composition of the loans to investee companies –

	December 31, 2003				December 31, 2002		
	Subsidiaries*	**Affiliates**	**Others**	**Total**	**Subsidiaries***	**Affiliates**	**Total**
Consolidated							
Linked to the CPI, non-interest bearing	-	**8,425**	**507**	**8,932**	-	28,060	28,060
Linked to the CPI bearing interest of 7%	-	**14,603**	-	**14,603**	-	-	-
Linked to the Pound Sterling, non-interest bearing	-	**15,663**	-	**15,663**	-	16,103	16,103
Linked to the CPI bearing interest of 3%	-	**19,861**	-	**19,861**	-	18,353	18,353
Linked to the US dollar bearing interest of 5% – 10%	-	**48,245**	-	**48,245**	-	53,655	53,655
Linked to the CPI bearing interest of 6% – 6.3%	-	**16,162**	-	**16,162**	-	14,874	14,874
	-	**122,959**	**507**	**123,466**	-	131,045	131,045
Company							
Linked to the CPI, non-interest bearing	**46,504**	**1,601**	**507**	**48,612**	11,503	17,994	29,497
Canadian dollar	**35,660**	-	-	**35,660**	1,104	-	1,104
Linked to the CPI bearing interest of 4%	**192,837**	-	-	**192,837**	239,225	-	239,225
Linked to the CPI bearing interest of 6% – 6.5%	-	**16,162**	-	**16,162**	12,264	14,875	27,139
Linked to the US dollar bearing interest of 5% – 10%	**391,948**	**17,091**	-	**409,039**	** 73,002	20,214	93,216
Linked to the Euro bearing interest of 5.1% – 5.9%	**156,954**	-	-	**156,954**	140,914	-	140,914
	823,903	**34,854**	**507**	**859,264**	478,012	53,083	531,095

* Includes loans of NIS 62,958 thousand (December 31, 2002 – NIS 12,607 thousand) to proportionately consolidated companies.

** Reclassified

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

3. The capital notes are unlinked, non-interest bearing, and it is not intended that they will be repaid.

4. Securities listed for trading:

	December 31, 2003		December 31, 2002	
	Stated value	Market value	Stated value	Market value
Shares	**545,638**	**559,489**	608,989	426,100
Options for shares	**4,240**	**1,532**	4,240	116

5. A subsidiary, Africa Israel Hotels Ltd. (hereinafter – "Hotels"), issued, pursuant to a prospectus dated October 1993, debentures convertible into shares, and pursuant to a prospectus dated November 1997, debentures convertible into shares and options exercisable into shares. Hotels extended the exercise period of the options (Series 2) so that the exercise period will now expire on November 5, 2006. The Court and the General Meetings of Shareholders approved the extension of the exercise period as stated. As at December 31, 2003, the Company held 88.45% of the share capital and voting rights in the above-mentioned subsidiary. Should all the above debentures be converted and all of the aforementioned options be exercised for shares, the Company's holdings would decrease to 80.05%.

6. In February 2000, the Board of Directors of Danya Cebus Ltd. (hereinafter – "Danya") decided to adopt an options' plan for employees pursuant to which senior employees of Danya will be granted 873,000 options, exercisable for shares of Danya at the rates and during the periods specified in the plan.

7. The Company's share of the assets, liabilities, revenues and expenses of proportionately consolidated companies, as included in these financial statements, is as follows:

	December 31	
	2003	2002
Fixed assets	**356,836**	260,838
Current assets	**413,950**	220,749
Long-term liabilities	**127,173**	104,008
Current liabilities	**513,049**	210,794
Total revenues	**826,043**	362,467
Total expenses	**774,004**	353,908

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

8. On September 29, 2000, serious security events broke out in Judea, Samaria and the Gaza Strip. The worsening security situation, together with the present political uncertainty, has had a significant impact on the economic situation in Israel. This situation has continued also in 2001, 2002 and 2003, and it has had a material adverse effect on the results of a number of investee companies, particularly in the hotels and construction contracting sectors.

9. **The Cross Israel Highway Project**

In February 1998, a Concession Contract was signed between the Government of Israel (hereinafter – "the State") and Derech Eretz Highways (1997) Ltd. (hereinafter – "Derech Eretz" or "the Concessionaire") for construction of the Cross Israel Highway (hereinafter – "the Highway" or "the Project") having a length of 86 kilometers. The concession is for a period of 30 years, starting from the determining date (July 19, 1999). At the end of the concession period, Derech Eretz is required to transfer the Highway to the State for no consideration. As part of the Concession Contract, Derech Eretz undertook to widen the Highway upon the existence of certain conditions.

On October 28, 1999, the financial close agreements for the Project were finalized (hereinafter – "the Financial Close"), in the framework of which the parties involved signed the financing agreements for the Project, agreements with the State, and construction and operation agreements, as well as accompanying agreements required to commence execution of the Project (hereinafter – "the Agreements"). Since the Financial Close, Derech Eretz has endeavored and continues to endeavor to establish its activities with respect to the obligations of the Concessionaire. Pursuant to the agreements with the lenders, the Concessionaire was required to acquire, among other things, insurance coverage against war and terrorism. The Concessionaire purchased insurance coverage which does not correspond exactly to the demands of the lenders and it received a written waiver from the lender, this being up to December 31, 2005. The Concessionaire expects, with a high level of probability, that by December 31, 2005, the said matter will be resolved with the lenders. Some of the Agreements are between Derech Eretz and various third parties, with no involvement of the shareholders (including the Company), whereas other Agreements are between the shareholders (including the Company) or entities related thereto and Derech Eretz and/or third parties. In most of the Agreements to which the shareholders or entities related to them are a party, their responsibility to the other contracting party is joint and several. In addition, as at the aforesaid date, an annex to the Concession Contract was signed (the Concession Contract and the annex thereto will hereinafter be referred to as the "Concession").

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

9. The Cross Israel Highway Project (cont'd)

The Company is a 33.3% shareholder in Derech Eretz. The other shareholders in Derech Eretz are: Housing and Construction Holdings Ltd. (hereinafter – "Housing and Construction") and Canadian Highways Investment Corporation (hereinafter – "CHIC"), each of which holds a 33.3% interest in Derech Eretz. One-sixth of the Company's holdings in Derech Eretz is on behalf of Alon Israel Oil Company Ltd. (hereinafter – "Alon") (hereinafter – "the Alon Shares"). As part of the Financial Close, a letter was signed between the Company and Alon regarding the holding of the Alon Shares according to which, among other things, Alon has no ownership or other rights in the Alon Shares, except for contractual rights vis-a-vis the Company only, which give Alon the right to receive an amount equal to one-sixth of all earnings and other benefits deriving from the Alon shares. Therefore, the Company alone holds every right or power in respect of its entire holdings in Derech Eretz, and is solely responsible for all its obligations, liabilities and debts in connection with the Alon Shares. The Company and Alon also agreed to formalize the relationship between them with respect to the Alon Shares, in such a manner that Alon shall be granted beneficial ownership rights in the Alon Shares, in accordance with conditions to be agreed to between the parties as part of a detailed agreement to be signed by them later on, and subject to obtaining all the required approvals. It was agreed between the Company and Alon that Alon would provide its relative share of the collaterals and guarantees for the Project upon substantial completion thereof and formalization of Alon's rights in the shares, or even prior thereto, pursuant to the conditions agreed upon.

The Project's planning and construction work is being executed by a partnership named Derech Eretz Construction Joint Venture (hereinafter – "CJV"), which was registered on October 17, 1999, by its component members: Danya; Solel Boneh Ltd. (hereinafter – "Solel Boneh") – a subsidiary of Housing and Construction Holdings Ltd.; Solel Boneh – Development and Roads Ltd. (hereinafter – "Solel Boneh Development") – a company 100% controlled by Solel Boneh; and Canadian Highways Investment International Corporation Pte. Ltd. (hereinafter – "CHIC International") – a Singapore company from the CHIC Group (all of the above companies, hereinafter – "the Contractor"). The rates of ownership of the aforementioned four companies in the Partnership and the Contractor are as follows: Danya – 33.3%, Solel Boneh and Solel Boneh Development (jointly and severally) – 33.3%, and CHIC International – 33.3%.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

9. The Cross Israel Highway Project (cont'd)

The Company holds a 24.5% interest in the share capital of Derech Eretz Highways Management Corporation Ltd., the company which operates and maintains the Cross Israel Highway during the concession period under the operation and maintenance agreement between it and the holder of the concession (hereinafter – "the Operating Company"). The other shareholders in the Operating Company are Housing and Construction Holdings Ltd. (24.5%) and Canada Israel Highways Management Ltd., an Israeli company in the CHIC Group (51%). The shareholders in the Operating Company undertook toward the State, that if within one year from the date of the Financial Close they do not find an outside controlling shareholder for the Operating Company who shall be approved by the State, the rate of holdings of CHIC in Derech Eretz shall be reduced to no more than 25% and the amount of the reduction in CHIC's holdings will be transferred to the Company and Housing and Construction in equal shares. The operating agreement is for the period of the Concession (subject to prior exit dates as defined therein). On October 2, 2000, Derech Eretz submitted a claim under the Concession Contract, for a transfer of shares as stated. The said transfer has not yet been effected and it is being deliberated between Derech Eretz and the Supervisory Authority. Discussions are being held with the Supervisory Authority in connection with possible changes to the Concession Contract pursuant to which there will be changes in the composition of the Operating Company's Board of Directors and the way in which it functions and makes decisions. Efforts are being made to bring additional shareholders into the Operating Company at a holdings' rate of approximately 20% of the Operating Company's shares each. Completion of such efforts and acquisition of the shares is subject to the receipt of various approvals. Pursuant to the Operating Agreement, the Operating Company will collect the toll monies and other payments in respect of special services (as defined in the Operating Agreement) from the users of the Highway on behalf of the Concessionaire. In consideration for preparation of the Highway for operation and provision of operating and maintenance services during the period of the Operating Agreement, the Operating Company will receive from the Concessionaire amounts as determined in the Operating Agreement. The shareholders in the Operating Company accepted on themselves various types of guarantees.

Commencing December 29, 2002, travel on the Highway requires payment. In the beginning of 2004, all sections of the Highway, having an aggregate length of approximately 86 kilometers, between the Eirone Interchange and the Soreq Interchange, except for one Interchange and part of another Interchange, were opened to traffic, and except for the service areas and certain other work which requires completion.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

9. The Cross Israel Highway Project (cont'd)

Pursuant to the Concession Contract, Derech Eretz is required to open the sections it has completed (subject to State approval). This partial opening is intended, among other things, to enable the Company and the Operating Company a period for "running-in", completion, and inspection of technological and other systems, and is essential for purposes of preparing the Highway and its systems for their ultimate intended use. As required by the Contract, the partial opening of the Highway to traffic does not constitute the full planned use of the project, and up to December 31, 2003, Derech Eretz charged all the net costs to the cost of the project (net of customer charges in respect of travel).

At the present time, discussions are being held with the Israeli Accounting Standards Board (hereinafter – "the Standards Board") regarding formulation of accounting principles for the manner of presentation and measurement in the financial statements of projects involving public property which are constructed and operated by the private sector, which are expected to apply to, among other things, the Highway. Due to the fact that the above-mentioned principles have not yet been formulated, Derech Eretz is unable to estimate the impact thereof, upon their entry into effect, on its financial position and results of operations in 2004.

Pursuant to the construction agreement signed by Derech Eretz and the Contractor, in accordance with the conditions of the Concession Contract and in accordance with the requirements of the lenders, the Contractor must deliver the Highway, including the toll collection set-up, in an operating condition which conforms to the specifications appearing in the agreement, within 54 months from the date of the Financial Close. Under special circumstances only, which are spelled out in the construction agreement, based on the Concession Contract, will the Contractor be permitted to delay the Highway's delivery date. For every day of delay in delivery of the Highway, the Contractor shall pay to Derech Eretz liquidated damages at the rate of NIS 632 thousand (linked to the CPI of April 1996) up to a maximum of NIS 231 million. The monetary scope of the construction work is roughly NIS 1,781 million, linked to the CPI of April 1996 plus an amount of US$228 million, linked to the U.S. Consumer Price Index of June 1, 1996 (total of NIS 3.47 billion in shekels of December 2003). The liability of the partners in the Contractor for the Contractor's liabilities is joint and several.

CJV is a guarantor to Derech Eretz for payment of 72% of the total expected amount of the toll charges (not including payment with respect to special services), from users of the Highway, in the Highway's construction period, up to the last date for its substantial completion, as stated above, less receipts from toll charges which are collected during this period (not including collections with respect to special services), to the extent the amount of the charges actually collected do not actually reach this amount.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

9. The Cross Israel Highway Project (cont'd)

The total amount of the revenues was defined as approximately NIS 97 million and the estimated amount of the revenues for which CJV is a guarantor was defined in advance to be approximately NIS 70 million, linked to the index of April 1996 (about NIS 131 million and NIS 94.4 million, respectively, in terms of December 2003).

If the actual revenues exceed the full amount of the estimated revenues as mentioned above, and the substantial completion is executed on time, and the operational completion is within 105 days of the substantial completion, 75% of the difference is to be paid to CJV as a bonus. In addition, if the revenues from special services during the construction period exceed U.S.$5 million (linked to the index of June 1996), CJV shall be entitled to 75% of the difference, this being provided that the substantial completion takes place no later than April 27, 2004. CJV has undertaken to pay the company operating Highway the lower of $1 million or 10% of the bonus to be paid by virtue of the construction agreement. It was also agreed, that if for purposes of collection, the operator is forced to increase its expenses, the parties shall conduct negotiations for increase of the bonus to be paid to the Operating Company.

The volume of Derech Eretz's anticipated investment in the various components of the Project, is estimated at $1.2 billion (including interest), where up to the balance sheet date $1.1 billion had been invested. Financing of the said investments will be, primarily, through:

A. 1. Loans from foreign financing institutions of about $250 million.
   2. Loans from Israeli financing institutions of about $800 million.

B. Investments of shareholders' equity by the shareholders (partly in the form of share capital and partly in the form of subordinated shareholders' loans) in the amount of approximately US$ 120 million. The exact amount of shareholders' equity is to be determined based on 10% of the actual cost of the Project as it stands at the end of the construction period. The investment of the shareholders in capital is to be made at the end of the construction period, however Derech Eretz received a bridge loan in the amount of the anticipated investment, which is guaranteed by the shareholders of Derech Eretz. The amount of the shareholders' equity is to be invested on April 28, 2004, and at the date of the substantial completion a reconciliation will be made between the amount of the investment and 10% of the actual cost of the project, and the amount of the investment will be updated accordingly.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

9. The Cross Israel Highway Project (cont'd)

Pursuant to the provisions of the Concession Contract, an agreement was signed between the State, Derech Eretz and the shareholders of Derech Eretz (including the Company), under which Derech Eretz granted to the State, at no cost, 49 options for certificates conveying the right to participate in profits (hereinafter – "the Options") which give their holders the right to acquire certificates conveying a 49% share of every dividend distribution made by Derech Eretz and a 49% interest in every repayment of principal and interest with respect to the subordinated debt. The exercise period of the options begins one year after completion of the construction and runs up to the end of the Concession period. The exercise price for the Options is to be determined based on 49% of the capital which will be invested by the shareholders of Derech Eretz, subject to a pre-determined ceiling.

The State is entitled to sell, to a third party, every Option and every participation certificate, subject to a right of first refusal by Derech Eretz. Where a participation certificate is not held by the State, a government corporation or a trustee of the State, the holder thereof may convert it at any time, at no additional cost, into securities of Derech Eretz.

As part of the Financial Close, those entities lending funds to the Project were granted an option to acquire from the present shareholders between 16% and 18% of the share capital of Derech Eretz and the rights in the subordinated shareholders' loans (hereinafter – "the Option Properties"), in exchange for payment of $20 million (subject to adjustments). The final percentage will be determined based on the total investments of the shareholders in Derech Eretz. The exercise period of the option is 18 months, starting from the time the Highway is fully opened.

The option agreement details the manner in which the exercise price is to be determined, the rights and obligations of the option holders upon exercise thereof, and the conditions under which the Option Properties may be transferred to third parties. In this connection, it was provided that the voting rights related to the shares issued as a result of exercise of the options will continue to be exercised by the shareholders of Derech Eretz from which the such shares were acquired, and that so long as the Option Properties are held by the aforementioned lending institutions, no liabilities whatsoever stemming therefrom will attach to the holders.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

9. The Cross Israel Highway Project (cont'd)

As part of the agreements signed, the shareholders of Derech Eretz (including the Company) undertook various obligations, both direct liabilities as well as in the form of guarantees, including the following (some of the agreements mentioned below are linked to the Consumer Price Index and/or the U.S. dollar in accordance with the provisions of the various agreements):

a. The Company undertook to invest in Derech Eretz an amount equivalent to 10% of the cost of the Project, as determined at the end of the construction period (hereinafter – "the Equity Investment Date"). 2% of the amount shall be invested in share capital and 98% thereof is to be invested in subordinated loans. The investment of the shareholders is to be in proportion to the rate of their holdings in the Company.

b. The shareholders in Derech Eretz, including the Company, provided a bank guarantee in the amount of approximately $122 million, in favor of the entities which provided the bridge loans to Derech Eretz, in the amount of the obligation of the shareholders to invest in the equity and subordinated loans of Derech Eretz. The Company's share of the bridge loan guarantee, amounts to $41 million.

c. The shareholders in Derech Eretz, including the Company, placed a fixed, first priority lien on their shares and rights in Derech Eretz, as well as on their rights with respect to the subordinated loans which will be provided by them to Derech Eretz as well as every asset or right related thereto, this being for the purpose of securing all the liabilities of the shareholders and/or Derech Eretz to the lenders in the Project. It is noted, that Derech Eretz placed a lien on all its assets including its rights pursuant to the construction agreement and other agreements signed in connection with the agreements, to the benefit of the lenders.

d. An addendum to the Concession Contract was signed between the shareholders and the State, which defines the obligations of the shareholders to the State in respect of the Concession Contract, including their obligation to invest in the equity capital and subordinated loans of Derech Eretz.

e. The shareholders in Derech Eretz, including the Company, provided a perpetual and revolving bank guarantee to the State of Israel in order to back up a bank guarantee provided by Derech Eretz to the State, to secure the liabilities of Derech Eretz under the Concession Contract, in the amount of $30 million per year. The Company's share in the aforesaid guarantee is about $10 million.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

9. The Cross Israel Highway Project (cont'd)

f. The partners in the Contractor are liable to Derech Eretz for all of the Contractor's liabilities under the construction agreement. As part of this commitment, they provided Derech Eretz with bank guarantees in favor of the lenders in variable amounts that may reach $180 million (Danya's share (guaranteed by the Company) is $62 million). In addition, the partners in the Contractor provided Derech Eretz with a third party guarantee in a total amount of $150 million. The partners in the Contractor and their parent companies undertook to indemnify the aforementioned third party, in the event that its guarantee is exercised.

The parent companies of the partners in CJV, including the Company, gave a joint and several guarantee to Derech Eretz and the lenders for all the Contractor's liabilities under the construction agreement and the Direct Agreement referred to below, as well as a guarantee to the benefit of the partners in CJV, for the liabilities of the partner in CJV which is a subsidiary. An agreement was signed between the Contractor and the lenders, conveying to the lenders direct rights with respect to the Contractor in respect of the construction agreement, this being in addition to a lien on the rights of Derech Eretz under the construction agreement to the benefit of the lenders. Framework agreements in connection with subcontracting were signed between the Contractor and each of the partners in the Contractor. Up until now, some of the construction work has been delivered to Danya, this being for a total consideration of $97 million (including work given to Danya by CHIC International). As part of the subcontracting agreement, Danya Cebus is building bridges, including agricultural passages, drainage channels, a structure for traffic control and toll collections to be erected on the Highway area, support walls, safety fences, highway lighting polls, paving work and will also perform certain civil engineering and other work.

g. The shareholders of the Operating Company issued their own, perpetual and revolving guarantee to Derech Eretz, in an amount not to exceed $10 million per year, to guarantee performance of the work defined in the Operating Agreement. The Company's share of the aforesaid guarantee is $3.5 million.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

9. The Cross Israel Highway Project (cont'd)

In addition, the Operating Company undertook to provide Derech Eretz with a revolving bank guarantee, which renews on an annual basis, in the amount of up to 20% of the Operating Company's budget, commencing on the date of issuance of the first interim license. The Company's portion will be in accordance with its rate of holding in the Operating Company. In 2002, such a guarantee was issued and in the year of account it was updated to U.S.$3.6 million.

h. Shareholder agreements were made between the shareholders of Derech Eretz and the Operating Company, arranging the rights and obligations of the shareholders in the aforesaid companies. In addition, a partnership agreement was made between the partners in CJV. The partnership agreement is effective until the later of: expiration of the warranty periods under law and under the construction agreement relating to CJV; completion of the audit and settlement of all accounts of CJV; and fulfillment of all of CJV's obligations in connection with the construction agreement, including resolution of claims, legal disputes, arbitration, etc. The partners in CJV are jointly and severally liable to Derech Eretz and/or any third party in respect of any debt which CJV may incur, in connection with the construction agreement. In addition, the agreement arranges the internal relationships between the partners in CJV.

i. An agreement was prepared between the Company, Housing and Construction, CHIC and three companies that are the ultimate parent companies of CHIC which arranges their rights and obligations as well as those of the companies related thereto which are involved in the Project, in the event of the invoking of collaterals, guarantees or commitments given by them as part of the various agreements signed in connection with the Project and which have been defined as establishing their obligations jointly and severally.

j. In the framework of the agreements, Alon and a company related to it entered into an agreement with CJV covering the construction of filling stations along the course of the Highway and with Derech Eretz in an agreement covering operation of the aforesaid filling stations in accordance with the Concession Contract.

k. The shareholders of the partners in CJV issued a guarantee, jointly and severally, for purposes of securing payments to the supplier of equipment for the Highway's toll system, in the amount of $70 million (linked to the U.S. Consumer Price Index of June 1996). The balance of the obligation as at the balance sheet date is $10 million.

As noted above, the Company has a 33% in the voting rights of Derech Eretz (about 27.8% in the rights to profit in view of the Alon shares), and a one of its subsidiaries (Danya) is a partner at the same rate (33%), in the Contractor building the Highway.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

9. The Cross Israel Highway Project (cont'd)

Up to December 31, 2003, the Company has recognized its share of the earnings of CJV, which derives from the contracting project for Derech Eretz, in accordance with the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, relating to recognition of revenue on transactions between an affiliated company and a proportionately consolidated partnership. Pursuant to this Opinion, the proportionate amount of the revenue realized outside the Group is to be recognized. The cumulative amount of the earnings recognized (net of taxes) is NIS 32,697 thousand (including management fees received from Derech Eretz in the amount of NIS 12,535 thousand). See also Notes 7B and 21A(1)(k), below.

10. On October 1, 1998, the Company, together with others, set up a private company (in which the Company holds 50% of the rights) which participated in and won a tender for acquisition of land in Tel-Aviv (6.7 dunams leased from the Israel Lands Administration (hereinafter – "the ILA") for a period of 49 years with an option to extend for an additional 49 years). The land is intended for construction thereon of a district government complex, to be leased out to the Israeli government for a period of 20 years (hereinafter – "the South Kiriya Project"). The project includes an office building with floor space of 46,000 sq. meters, a parking facility on an area intended for 1,100 parking spaces and commercial space of 1,500 sq. meters.

The lease agreement constitutes an integral part of the transaction, in the framework of which the Government has been given an option to acquire all or part of the premises from the said private company. Such option may be exercised commencing with the end of the fifth year up to the end of the nineteenth year of the lease period, with the consideration for acquisition of the premises being a function of various components relating to such premises, pursuant to a formula provided in the agreement.

In July 2003, the Company received the consent of the Ministry of Finance for construction of 12 additional floors for the Company's use, this being on the building which is being built for the Government. Such consent is presently in the process of being signed and is subject to the contingencies stipulated in the memorandum of understanding between the Company and the Ministry of Finance. Completion of construction of the project and the entry of tenants, without the additional floors, is expected to take place in the second half of 2004.

On January 21, 1999, the affiliated company signed a development agreement with the ILA. The development period is four years commencing with the date of the agreement. If the affiliated company meets all its development obligations under the agreement, then at the end of one year from the end of the development period, a lease agreement with the ILA will be signed. Negotiations are being conducted between the parties to extend the development period.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

On February 27, 2003, the Company acquired the share of Yasor Ltd. (5%) in the issued and paid-up shares of the affiliated company, and it now holds 50% of the shares. In addition, Yasor Ltd. assigned to the Company its rights in the shareholders' loans in a final and irrevocable assignment. In consideration of full payment of the shareholders' loans by means of assignment of rights in capital, as stated above, and in consideration for the shares, the Company paid the amount of NIS 1,034 thousand.

In December 2002, a subsidiary of the Company, together with another company, entered into an agreement, in equal shares, with Hebrew University, for the planning, construction, operation and management of student dormitories having a total of 1,500 beds in several buildings on the Mt. Zofim campus in Jerusalem. Pursuant to the agreement, the project will be constructed, managed and operated on land to be leased from the University for a period of 24 years and 11 months. At the end of the lease period, the project will be delivered to the University for no consideration.

The University committed to certain minimum occupancy rates, and in the absence of the occupancy rates undertaken, the University will pay a minimum rental. The investment in the project is estimated at NIS 212 million, of which the University will invest NIS 81 million. The planned execution time is 44 months from the date of receipt of the approvals of the authorities.

The University has the right to prematurely end the lease beginning from the end of the fifth year of the project, at the dates provided, in consideration of an amount of compensation based on a formula provided in the agreement.

The project is presently in the planning and receipts of approvals stage.

In connection with the project, guarantees of the shareholders' have been given with respect to their liabilities. Regarding the South Kiriya Project and the project for construction of the student dormitories, the Company's guarantee shall not exceed NIS 250 million, linked to the CPI of July 1998, and NIS 75 million, linked to the CPI of September 2002, respectively.

During 2003 the parties to the agreement with the University transferred their rights under the agreement to the affiliated company constructing the South Kiriya Project in Tel-Aviv, in which the Company holds 50% of the rights.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

11. (a) Alon – Energy Activities in the United States

Up to August 2002, Africa Israel Energy Ltd. (hereinafter – Africa Energy"), a company in which the Company has a 51% interest, held 20.16% of the rights in Alon Capital USA Inc. (hereinafter – "Alon Capital"), which was incorporated in the United States and which, in 2000, took part in a transaction for acquisition of certain assets and activities, among other things, 175 filling stations and positive working capital composed, mainly, of inventories of crude oil and fuel products which are presented in the financial statements on the "last-in, first-out" (LIFO) method, of FINA Oil and Chemical Company (hereinafter – "the FINA Transaction"), in the areas of refined crude oil and its related products, shipping, distribution and sale of crude oil and fuel products, and management of a chain of stores under the Seven–11 trade name, which are located, mainly, in Texas, New Mexico, Arizona, Louisiana, Oklahoma and Arkansas in the United States. It is noted, that the controlling interest in the Company (through companies which he wholly owns) holds the remainder of the rights in Africa Energy. It is noted, that the controlling interest in the Company (through companies which he wholly owns) holds the balance of the rights in Africa Energy.

In May 2002, Africa Israel Energy Ltd. (hereinafter – "Africa Energy") received from Alon, through its subsidiary (which as of January 2003 is held at the rate of 100% after it signed an agreement for acquisition of an additional 4% for a consideration of $5.6 million), Alon U.S.A. Energy Inc. (hereinafter – "Alon U.S.A."), an offer directed to the company and concurrently to the other shareholders of Alon Capital, other than Alon U.S.A. (hereinafter – "the Offerees"), who hold a total of 40% of Alon Capital's share capital, for acquisition of their holdings in Alon Capital, proportionately based on the ratio of their holdings in Alon Capital (hereinafter – "the Purchase Offer"). Alon U.S.A. holds the balance of the holdings in Alon Capital.

Africa Energy's share in the consideration with respect to the aforesaid Purchase Offer is US$28.8 million. In addition, shareholders' loans are to be repaid to Africa Energy along with the accrued interest thereon, in a total amount of US$6.6 million. The consideration is to be paid to the company in 3 annual payments, all as detailed in the Purchase Offer.

Further, the Offerees reached an agreement with the other shareholders in Alon which did not take part in the FINA transaction regarding payment of certain amounts against their waiver of an option they were granted in the past to join the transaction. Pursuant to this agreement, Africa Energy will pay to Delek Holdings (Founders of the Organizations and the Kibbutzim) Ltd. (hereinafter – "Delek Holdings") the amount of US$5.2 million (including its share in the loan repayment) via payments at dates which are concurrent with the dates of the receipts to Africa Energy in the transaction for sale of shares of Alon Capital from the acquiring company, contingent on actual payment of the aforesaid amounts by the acquirer. Interest is to be added to these amounts as it is paid to Africa Energy based on its relative share in each payment. Therefore, the total consideration received by Africa Energy, less the payment to Delek Holdings, will be about U.S.$30 million. As at December 31, 2003, the balance of the total consideration not yet received by Africa Energy is U.S.$10 million, which is supposed to be received, pursuant to the agreements, during 2004.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

Pursuant to the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, due to the fact that the aggregate scope of the Company's holdings in Alon Capital (which were held through Africa Energy and Alon) is practically not affected as a result of the affirmative response to the Purchase Offer, taking into account the expected increase in Alon's holdings in Alon Capital, the Company did not recognize a net gain, as a result of the transaction. The capital gain, in the amount of NIS 23.3 million, was treated as unrealized income in accordance with the provisions of the aforesaid Opinion, and is recorded in the statement of operations in accordance with the rate of amortization of excess cost created in Alon U.S.A. with respect to the aforesaid transaction. As at December 31, 2003, the balance of the unrealized income amounts to NIS 19.6 million.

Alon U.S.A. may sustain losses in connection with environmental preservation issues resulting from federal, state and local laws and regulations relating to the preservation of the environment. The regulations which at the present time are undergoing amendments, regulate the matter of the release of materials to the environment and which may create future liabilities for Alon U.S.A., which will compel Alon U.S.A. to examine the effects of releasing or disposing of certain fuel material, chemicals and minerals at certain sites, to repair or restore such sites, to indemnify others for damage caused to property and natural resources, and in respect thereof incur costs of repair and restoration. These contingent liabilities are in respect of sites of operation owned by Alon U.S.A., related to its operations in the past and in the present. According to these regulations, Alon U.S.A. is participating at the present time in examinations, assessments and cleaning operations regarding the preservation of the environment, at filling stations, pipelines and fuel terminals.

In the future, Alon U.S.A. may be involved in additional examinations, cleaning operations and assessments regarding the preservation of the environment. The extent of the future costs will depend on unknown factors, such as the nature of the contamination in many of the sites as well as the timing, the scope and the method of the operations which will be required to repair the damage to the environment, and the determination of the liability of Alon U.S.A. in relation to the liability of the other responsible parties.

Expenses in connection with the preservation of the environment are recognized currently or are capitalized in accordance with the economic benefit anticipated therefrom in the future. Expenses connected with an existing situation caused by past activities, and which do not carry any future economic benefits are expensed currently.

Liabilities in respect of expenses which are not of a capital nature, are recognized when the possibility exists to assess and/or repair the damage to the environment and when the assessments of the costs may be reasonably made. As a practical matter, all the amounts accrued are expected to be paid during the next five to ten years. There is no possibility to determine with any measure of certainty the level of the future expense with respect to the liability to repair the damage to the environment.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

As at December 31, 2003, Alon U.S.A. has accrued liabilities related to the repair of environmental damage in the amount of US$9,488 thousand (US$3,609 thousand in current liabilities and US$5,579 thousand in long-term payables). In 2002 – US$7,940 thousand (US$3,600 thousand in current liabilities and US$4,340 thousand in long-term payables).

In the fourth quarter of 2003, Alon U.S.A. completed construction of a new facility for removal of lead from fuel, at a cost of $14,600 thousand, and it committed to comply with regulations promulgated for small refineries in the framework of the Federal Clean Air Act, which requires reducing the amount of lead in fuel by January 1, 2004. Alon U.S.A. is continuing to examine the new regulations for environmental protection which require, by 2010, reduction of the amount of lead in diesel fuel produced for consumption by regular vehicles. Alon U.S.A. expects that the costs involved with compliance with the regulations will reach $24,900 thousand over the next seven years.

Alon U.S.A. decided to join the plan for voluntary reduction of gas emissions which is funded by the Environmental Protection Authority of the State of Texas. The plan permits the gradual change of emission sources in facilities which were in operation at the time the new regulations were developed, which provide new criteria with respect to air quality, so that they will comply with the new regulations. Alon U.S.A.'s plan for installation of emission control equipment ends in 2006. The cost of completing this plan will be approximately $6,400 thousand.

FINA has agreed to indemnify Alon U.S.A. with respect to expenses it may incur as a result of examinations of the environment, assessments and cleaning operations related to known situations which existed at acquisition date. The said indemnification is limited to a cumulative amount of US$20 million over a period of ten years. The annual amount of the indemnification is limited to a maximum annual amount of US$5 million, but this upper limit may exceed US$5 million (by an additional amount of up to US$5 million) in cases where the maximum amount in the previous year was higher than the amount of the actual expenses.

The management of Alon U.S.A. does not anticipate that the expenses to repair the present environmental damage will exceed the limits of the indemnification.

In addition, U.S.A. USA has insurance coverage for the period of the indemnification, covering amounts in excess of US$20 million, which applies to FINA, up to a maximum amount of US$60 million (the total insurance coverage is US$40 million). Accordingly, Alon U.S.A. recorded short-term receivables in the amount of US$3,609 thousand (2002 – US$3,600 thousand), and long-term receivables of US$6,430 thousand (2002 – US$4,975 thousand), as against the accrued liability for environment protection.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

11. (b) Alon – Acquisition of The Blue Square (Israel) Ltd.

(1) In June 2003, Alon (an affiliated company held at the rate of 26%), together with a third party through Bronfman Alon Ltd. (in which Alon holds a 50% interest) (hereinafter – "the Joint Company"), acquired 78.1% of the shares of The Blue Square (Israel) Ltd. (hereinafter – "The Blue Square").

The cost of the investment amounted to NIS 1,354,703 thousand, and the excess of cost of the investment in The Blue Square over the Joint Company's share in the book value as at the acquisition date ("the Excess Investment Cost"), was allocated to The Blue Square's fixed assets and to goodwill. For purposes of financing the investment, the Joint Company signed a long-term financing agreement with a bank, in the framework of which it received credit of NIS 674 million, and the balance was financed by means of capital notes from Alon and from the partner in the Joint Company in equal shares.

As part of the acquisition, The Blue Square's Management signed agreements with the employees according to which, in a case of a share issuance to the public, The Blue Square will offer up to 10% of the shares offered to the employees, at a price which does not exceed 80% of the minimum issuance price. In a case of an issuance of securities convertible into shares, the employees are entitled to a discount at the rate of 20% from the exercise price or from the conversion ratio. If the shares are offered to the public together with additional securities, the employees are entitled to a discount at the rate of 20% from the issuance price of the shares only.

(2) In August 2003, the Board of the Directors of The Blue Square declared the distribution of a dividend in the amount of NIS 296 million (7.64 agurot per ordinary share or American deposit share). The dividend was distributed in September 2003.

(3) In August 2003, The Blue Square issued debentures to institutional investors in the amount of NIS 400 million par value in consideration of their par value as follows:

a. NIS 200 million registered debentures of NIS 1 par value each (Series A), linked (principal and interest) to the Consumer Price Index (hereinafter – "the CPI"). The principal is repayable in the years 2012–2014, and bears annual interest at the rate of 5.9%.

Notwithstanding that stated above, in each of the years 2006, 2008 and 2010, the holders of the debentures are entitled to early repayment of the principal, if certain conditions are fulfilled.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. **Additional Information (cont'd)**

b. NIS 200 million registered debentures of NIS 1 par value each (Series B), linked (principal and interest) to the CPI. The principal is repayable in the years 2007, 2009 and 2011, and bears annual interest at the rate of 5.9%.

The debentures (Series B) may be converted into ordinary shares of The Blue Square based on a conversion rate of NIS 41.8 par value of debentures, for 1 ordinary share of NIS 1 par value (after adjustment for a dividend declared subsequent to the balance sheet date, the said conversion rate is NIS 36.5 per share).

c. In connection with issuance of the debentures (Series A and B), The Blue Square has undertaken to comply with certain conditions. As at the balance sheet date, it is in compliance with such conditions.

12. **Foreign Operations**

As part of the Company's overseas operations, the following activities were executed:

a. The Company's total investments, as at the balance sheet date, amounted to NIS 537 million in the Czech Republic, NIS 157 million in Russia, NIS 19 million in the United Kingdom, NIS 37 million in The Netherlands and NIS 29 million in Canada. The total investment in the textiles field amounted to NIS 51 million. Regarding the activities in the U.S. – see Sections e. f. and h., below.

b. The companies which operate in Russia, operate in an unstable environment, both politically and economically and, therefore, are exposed to operating risks which are not characteristic of other countries. The financial statements of those companies reflect Management's evaluations regarding the effect of such instability on the operating results. It is noted, that the actual results may significantly differ from such evaluations. In addition, the insurance system in Russia is still being developed and insurance coverage as is customary in other places throughout the world does not yet exist in Russia. Regarding the companies operating in Russia, there is no insurance coverage with respect to their assets and operations.

c. In July 2001, the Company, through a foreign investee thereof (hereinafter – "the Acquiring Company") entered into a transaction for acquisition of the "Christina Group" in Canada (hereinafter – "Christina") in consideration for Can$43 million, of which Can$11 million will be deferred over a period of five years.

The Company holds the Acquiring Company through a holding company in which it has a 50% interest in the equity and voting rights, the other 50% interest being held by Canadian partners, who are active in the fashion and textile market in North America (hereinafter – "the Canadian Partners").

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

12. Foreign Operations (cont'd)

Christina is engaged in the manufacture of swimwear, fashion wear and underwear and the marketing thereof, mainly in North America.

Financing of the acquisition of Christina, as well as the providing of working capital for its operations was effected in accordance with financing arrangements reached with a group of banking institutions (hereinafter – "the Financing Entities"). The investment in shareholders' equity and owners' guarantees required from the Company, is mainly as follows:

1. Shareholders' equity in cash and owners' guarantees in lieu of shareholders' equity in the total amount of Can$9.5 million, against an undertaking by the Canadian Partners to bear responsibility for Can$2 million of the said amount.

2. Additional owners' guarantees in the amount of Can$11 million against an undertaking by the Canadian Partners to participate in 50% of the said amount.

3. Additional liabilities and/or guarantees to the Canadian Partners in an amount of Can$1 million.

In the framework of the agreement signed with the Canadian Partners, the Company was granted a PUT option to sell to the Acquiring Company, during a period of twelve months, all its holdings in Gottex Models Ltd. (hereinafter – "Gottex") in consideration for an amount reflecting a value of US$6 million in respect of an 80% equity interest in Gottex. It was further agreed that if the PUT option is exercised, the Acquiring Company will release the Company from all guarantees granted by it in favor of Gottex.

It was decided that the consideration for the Gottex shares being transferred and for the undertaking to release the Company from the guarantees granted by it in favor of Gottex, as stated above, will constitute a deferred liability of the Acquiring Company, which will be paid only after the settlement of the liabilities of the Acquiring Company and its shareholders concerning the transaction for the acquisition of Christina and/or the financing thereof.

The Canadian Partners have guaranteed their proportionate share in the payment of the consideration for the Gottex shares by the Acquiring Company, as well as their proportionate share in the liabilities of the Acquiring Company, as stated above.

In March 2002, a compromise agreement was signed between the Company and the Gottlieb family (which held the balance of the shares in Gottex), according to which the Gottlieb family exercised the option it was granted as part of the acquisition agreement to sell its shares in Gottex to the Company, for a consideration of $1,530 thousand.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

12. Foreign Operations (cont'd)

In March 2002, the Company exercised a "put" option it was granted in the framework of the agreement with the Canadian Partners in the transaction for acquisition of the Christina Group, pursuant to the conditions stated above for sale of its entire holdings in Gottex to the joint holding company of the Company and the Canadians (Company share – 50%), for a consideration in an amount which reflects a value of U.S.$7.5 million with respect to a holding of 100% of the shares. A gain in the amount of NIS 11.7 million was not recorded in connection with the transaction in the Company's books due to application the Controlling Interests Regulations (Presentation of Transactions between a Company and a Controlling Interest Therein in the Financial Statements), 1996.

d. In January 2003, an agreement was signed between Gottex Trademarks, Registered Partnership (hereinafter – "Gottex Trademarks"), which was established in December 2002 and which is held by Gottex (99.99%) and Bat Savyon Ltd. (a subsidiary) (0.01%), and Hamashbir Lezorchan Israel Ltd. (in bankruptcy proceedings) (hereinafter – "Hamashbir") and Z.M. Fashion Trademarks Ltd. (in bankruptcy proceedings), concessionaires of the Zara and Pull & Bear trademarks in Israel, for acquisition of assets and activities in connection with operation of the Zara and Pull & Bear franchises in Israel, for a consideration of NIS 51 million plus an additional amount equal to the value of the inventory acquired.

e. Up to the date of the financial statements, the Group companies acquired real estate in New York, for the aggregate amount of $216 million, for purposes of construction of residential units and commercial areas. During the year of the report, revenues from the sale of apartments were recorded for the first time.

f. A subsidiary received loans in the amount of $160 million from financial and other institutions. For purposes of receipt of the aforementioned loans, the Company place liens on its inventory of land and buildings. The Company together with the minority shareholders in the subsidiary, are guarantors for part of the aforementioned loans.

g. In October 2003, an agreement was signed between a proportionately consolidated company and subcontractors for the construction and rental of residential units in Prague. As at December 31, 2003, the proportionately consolidated company signed a long-term construction agreement, in the amount of Kcs 932 million (NIS 159 million).

h. During 2002, the Company acquired, through a company held jointly with Rosebud Medical Ltd. and additional partners (the Company holds 49% of the rights in joint company), 50% of Matara United Holding, which holds 4,132 residential units for rent in San Antonio and Dallas, Texas, in the United States.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

The full amount of the acquisition is $185 million, of which $152 was received as a loan from a U.S. bank. During the current year, Matara United Holding signed an agreement for sale of its rights in one residential neighborhood having 540 residential units in San Antonio for a consideration of U.S.$28 million.

i. A subsidiary together with a third party, acquired in equal shares (50% each), from a company owned by the controlling interest in the Company, a foreign company registered in Cypress. In consideration of the acquisition, each side paid $750,000 for the company's shares and loans.

The Cypress company holds all of the shares of a Russian company which owns a hotel site in the City of Kislovodsky. The subsidiary and the partner intend to renovate and expand the buildings on the site for purposes of construction of a hotel and fitness center. On September 1, 2002, the General Meeting of the subsidiary approved the subsidiary's undertaking in the aforesaid transaction. The initial work on the site has already begun, and the project is expected to be completed during 2005.

13. According to a notice issued on September 12, 2001, by the Minister of Communications and the Council for Cable and Satellite Television Broadcasts, Vash Telecanal Ltd. was successful in the public bid for a license for a designated television broadcast channel in the Russian language (the "Israel Plus" channel). The conditions of the license define, among other things, the terms for the granting of the license, the period thereof, the rights and obligations thereunder of the license holder and the rights and obligations thereunder of the State. The Company held a 40.5% equity interest in Vash Telecanal Ltd., and as a result of a decision of the Supreme Court, on November 14, 2002, the Company exercised a right of first refusal for additional shares, such that as at December 31, 2002, the Company's ownership interest in Vash Telecanal Ltd. was at the rate of 83.22% (directly and through a subsidiary). Vash Telecanal Ltd. was granted a special license for a broadcast channel for a period of ten years from the date the license was received (November 27, 2001) with an option to extend for an additional period of six years. The license was granted in accordance with Section 6(34)(1) to the Communications Law (Telephones and Broadcasting), 1982, which authorizes the Minister of Communications to grant licenses to operate designated television channels, which will be broadcasted on the multi-channel television (cable and satellite) and which are to be financed by commercial advertising.

According to the terms of the tender, the shareholders of Vash Telecanal Ltd. invested in this company NIS 24.5 million, NIS 10.6 million of which as an equity investment and NIS 13.9 million as a shareholders' loan. The Company's share in these investments is NIS 20 million. In addition, Vash Telecanal Ltd. has provided a bank guarantee in favor of the State of Israel in the amount of NIS 5 million, to secure fulfillment of the license conditions. The guarantee is linked to the CPI of October 2001.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

According to the terms of the tender, the Company provided Vash Telecanal Ltd. with a liability certificate in the amount of NIS 91 million (this amount is based on the Company's share in the operating expenses of the channel in the first three years of its operation), according to which it will provide Vash Telecanal Ltd. with funds, up to the said amount, as will be required to enable it to honor its obligations.

On November 13, 2002, the "Israel Plus" channel commenced its broadcasts.

In September 2002, a financing agreement was completed with a bank, in the framework of which a credit limit of NIS 25 million was provided, as well as a bank guarantee, in the amount of NIS 7 million, which was issued in the past and will be renewed as necessary.

For purposes of securing the liabilities of Vash Telecanal Ltd. to the bank, the following liens were recorded:

1. A first priority, floating lien, unlimited in amount, in favor of the bank on all the property and assets of Vash Telecanal Ltd.

2. A first priority, fixed lien in favor of the bank and through the bank's trust company, on all the share capital of Vash Telecanal Ltd.

3. A subordinated lien in favor of the bank, pursuant to which Vash Telecanal Ltd. will not pay to its shareholders and/or other entities related thereto, payments of any type, including repayment of shareholders' loans and dividends, and Vash Telecanal Ltd. will not acquire its shares or provide financing for the acquisition thereof as stated, prior to repayment of the credit which the bank provided to Vash Telecanal Ltd. without the consent of the bank, subject to certain qualifications relating to services provided by the shareholders or other parties related thereto in the ordinary course of business.

In October 2003, the Company received an irrevocable offer (for 60 days from the date of its delivery) on behalf of Memorand Management (1998) Ltd. (a company controlled (indirectly) by the controlling interest in the Company, Mr. Lev Leviev, hereinafter – "the Purchaser"), pursuant to which the Purchaser will acquire from the Company 4,212 shares of NIS 1 par value each of Vash Telecanal, which constitute approximately 42% of the issued share capital of Vash Telecanal (hereinafter – "the Shares Being Sold"). Further to the above, negotiations were conducted between the parties in the framework of which a number of changes were agreed to and the language of a full sale contract was formulated. According to the language of the sale contract, in the framework of the transaction, in addition to acquisition of the Shares Being Sold for a consideration of NIS 10.6 million (which reflects a proportion of the amount of the Company's investment in Vash Telecanal), 50% of the Company's rights and obligations, including under the Founders' Agreement in Vash Telecanal dated May 9, 2001 (as amended on May 21, 2001), will be assigned and transferred to the Purchaser and the Purchaser will accept and undertake them from the Company, this being as of October 1, 2003, and thereafter.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

In addition, the Purchaser will receive and accept on itself, as of October 1, 2003, and thereafter, 50% of all of the liabilities and guarantees which the Company made in favor of Vash Telecanal, and in this connection, the Purchaser is liable and responsible vis-a-vis the Company for 50% of the liabilities and guarantees as stated, and shall indemnify the Company for any amount it will be required to pay and/or for any expense it will be required to incur in this regard, all of this as stated commencing as of October 1, 2003, and thereafter. Further to that stated, it was provided, among other things, that in a case wherein during 18 months from the closing date of the transaction the Purchaser shall sell the package of the Shares Being Sold, and the rights and liabilities with respect to thereto, in whole or in part, at a price (hereinafter – "the New Price") which is higher than the acquisition price pursuant to the sale contract covering the rights acquired with the addition of any investment made by the Purchaser in Vash Telecanal up to the date of sale plus financing costs at the (three month) Libor rate plus 2.5%, the Purchaser shall pay the Company the difference between the New Price and the acquisition price under the sale contract.

In November 2003, the Audit Committee of the Company's Board of Directors decided to approve the Company's acceptance of the offer and its undertaking with the Purchaser in the sale contract. Pursuant to the terms of the sale contract, execution of the transaction is contingent on receipt of approval from the Council of Cable and Satellite Broadcasts, approval of Bank Leumi L'Israel Ltd. (which holds a lien on the Shares Being Sold), approval of the Board of Directors and General Meeting of Vash Telecanal and approval of the General Meeting of Company.

14. On November 6, 2001, the Company jointly with additional partners, entered into a transaction for the acquisition of the operations of the commercial systems division of E.C.I. Telecom Ltd. (hereinafter – 'ECI"), in consideration for US$12,380 thousand. Upon its acquisition, the division was incorporated as a company under the name of Tadiran-Telecom Commercial Systems Ltd. (hereinafter – "the Acquiring Company"). The Acquiring Company is engaged in the planning, development, manufacture, marketing and servicing of telephone systems PBX, IPPBX. The Acquiring Company is held by the Company and the other partners through a holding company, as detailed below:

1. Africa Israel Communications Ltd. (hereinafter – "Africa Communications") – 50%.
2. Mr. Ranni Bergman – (directly and/or indirectly through a company under his control) 50%.

The shareholders of Africa Communications are:

The Company – 50.1%

Memorand Management (1998) Ltd. (hereinafter – "Memorand"), a company indirectly owned by the controlling shareholder of the Company – 49.9%.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

14. (cont'd)

The agreement between the Company and Memorand provides that Memorand is entitled to acquire from the Company at any time, shares in Africa Communications, or acquire new shares to be issued by Africa Communications, for the payment of their par value, so as to equalize the equity and voting rights of Memorand in Africa Communications to those of the Company.

For purposes of financing the transaction and the current operations of the Acquiring Company, the Acquiring Company entered into an agreement with a financing bank. As part of the collateral provided to the financing bank, the Company granted a limited guarantee in the amount of US$2.5 million. A guarantee in a similar amount was provided to the bank by the controlling shareholder of the Company. The said guarantees were provided also with respect to the share of Mr. Ranni Bergman in the transaction, this being against an obligation of Mr. Bergman to indemnify the Company and the controlling shareholder of the company for half of any amount which shall be paid by them in respect of his share. See Note 21A(7) regarding a credit agreement with the bank.

15. Newly consolidated companies

On February 27, 2003, the financial statements of One-Half Jubilee Ltd., which is held at the rate of 50%, were consolidated by means of a proportionate consolidation. In addition, the financial statements of a hotel company and two operating companies in Canada were consolidated.

16. Companies entering the consolidation

Following are details of the proportionate part of the data of the said companies included in the consolidated financial statements by the proportionate consolidation method:

	As at the acquisition date of the companies	As at December 31, 2003 and for the period from the acquisition to the above date
Working capital (excluding cash and cash equivalents), net	(145,258)	(133,276)
Fixed assets	222,000	290,545
Long-term liabilities	(23,223)	121,481
Statement of operations		
Revenues	-	-
Loss	-	-
Group equity in loss	-	-

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

17. On March 30, 2001, Af-Sar Ltd. (hereinafter – "Afsar"), a subsidiary in which the Company holds (through a subsidiary) 80% of the equity and voting rights, while Bank Leumi Le-Israel BM (BLL) holds the balance of the equity and voting rights, signed an agreement with a company in the BLL Group for the sale of the rights of Afsar in the real estate project known as the "Keshev Project", part of which was leased until February 1, 2001 to BLL. The agreed consideration amounts to NIS 255 million, payable according to a payment schedule determined in the agreement. The payments bear interest at rates published from time to time by Bank of Israel, and subsequent to the balance sheet date, the full consideration in respect of the aforementioned sale was paid.

    On July 16, 2003, an addendum to this agreement was signed for sale of rights in an additional area in the project, having an area measuring 1.9 dunams. The total consideration (net of related expenses) is NIS 2.2 million, payable according to a payment schedule determined in the addendum to the agreement. In respect of this sale, the Company realized a capital gain, before taxes, on a consolidated basis, in the amount of NIS 1.6 million.

    In addition, the Company granted to BLL a "tag along" right to sell all of its shares in Afsar in the event that the Company will sell such a number of shares, which will allow the buyer to exercise control over Afsar.

18. At the end of the year, a subsidiary acquired an additional 50% in P.D. Hotels Ltd., such that as at the balance sheet date, the subsidiary holds 100% of the shares of P.D. Hotels Ltd. Up to the date of acquisition of the additional 50%, P.D. Hotels Ltd. was consolidated by means of a proportionate consolidation.

    In consideration of the acquisition, the subsidiary paid NIS 1,288 thousand in cash and also committed to make additional annual payments to be derived from the hotel's total revenues over a period of 10 years. The estimated amount of the payments for the upcoming years is presented in the financial statements at the present value thereof based on a discount rate of 4.5%.

19. Africa Hotels extended the exercise period of its options (Series 2) by an additional three years, such that instead of the final exercise date being November 5, 2003 the new date is November 5, 2006. The court and the General Meetings of Africa Hotels approved extension of the exercise period as stated.

20. On December 30, 2003, a subsidiary of the Company, registered overseas, in which the Company holds 80% of the equity and voting rights, entered into a transaction involving realization of its rights in a real estate property located abroad.

    The consideration for the transaction was derived based on the total building rights in the property sold. Based on the building rights as they currently stand, the consideration amounts to NIS 104 million. If up to September 15, 2004, the subsidiary is able to cause the building rights to be increased, the consideration will be increased accordingly, this being up to a maximum amount of U.S.$40 million.

Note 2 - Investments in Investee and Other Companies (cont'd)

D. Additional Information (cont'd)

20. (cont'd)

Due execution of the transaction, the Company recorded a capital gain (net) in its annual financial statements, in the amount of NIS 41 million.

21. During 2003, the Company signed an agreement to sell its holdings in a foreign investee company, the investment in which was written down in the past. The financial statements include, in the "other income" category, the amount of NIS 10 million, which constitutes the increase in value of the investment up to the amount of the anticipated consideration, which is less than the amount of the write-down previously recorded.

22. In May 2003, Packer Plada Ltd., an affiliated company at the rate of 34% (hereinafter – "Packer"), entered into an agreement with YDPZ Steel Services Ltd. (hereinafter – "YDPZ") for execution of a transaction, by means of an exchange of shares, such that Packer will become the controlling interest in YDPZ at the rate of 68% (assuming YDPZ's tender offer for acquisition of shares from the public which were registered for trading on the stock exchange is completed), and all of the steel activities of the two companies will be concentrated into YDPZ (hereinafter – "the Merged Company").

In the framework of the transaction, Packer transferred to YDPZ all of Packer's shares and rights in the following companies: Packer Steel Works South Ltd., Packer Steels and Metals Ltd., Packer Pladot Dyak Ltd., P.L.H. Lighting Engineering Ltd., and Iresfield, which is registered in Ireland, (hereinafter – "the Companies Being Transferred") and in exchange YDPZ issued shares to Packer.

Since all the preconditions stipulated in the merger agreement were fulfilled, the transaction was completed on August 26, 2003.

Pursuant to the merger agreement and after completion of the tender offer as stated, Packer transferred to YDPZ all its rights in the Companies Being Transferred and received in exchange shares of YDPZ which were issued to it, that constitute 68.23% of YDPZ's shares. Transfer of the shares of the Companies Being Transferred against issuance of YDPZ's shares received the approval in principle of the Income Tax Commission in accordance with Section 103 of the Income Tax Ordinance.

23. The Company attaches these financial statements the financial statements of the following affiliated companies:

- Derech Eretz Highways (1997) Ltd.
- Derech Eretz Corporation Joint Venture –Registered Partnership.
- Vash Telecanal Ltd.
- Afriram Ltd.
- Alon Israel Oil Company Ltd.

Note 3 - Fixed Assets

A. Composition – Consolidated

	Consolidated								
			Hotels		Industrial plants				
	Land, buildings and installations for operation and rental	Construction plant and equipment	Land and buildings	Machinery and equipment	Land and buildings	Machinery and equipment	Motor vehicles	Office furniture and equipment	Total
Cost									
Balance – beginning of year	1,761,474	119,503	975,955	266,345	42,913	31,343	12,637	75,373	3,285,543
Additions	358,493	6,461	23,036	4,034	26,800	20,103	3,634	5,798	448,359
Additions in respect of companies initially consolidated	220,965	-	18,967	3,916	-	-	-	-	243,848
Exit from consolidation	-	-	-	-	-	-	-	(4,739)	(4,739)
Disposals	(807)	(1,616)	-	(560)	-	(3,568)	(2,912)	(242)	(9,705)
Balance – end of year	2,340,125	124,348	1,017,958	273,735	69,713	47,878	13,359	76,190	3,963,306
Accumulated depreciation									
Balance – beginning of year	197,726	104,918	206,086	169,576	5,008	7,637	10,137	40,052	741,140
Additions	38,004	11,373	12,565	11,685	177	8,542	2,283	4,406	89,035
Additions in respect of companies initially consolidated	-	-	2,191	1,354	-	-	-	-	3,545
Reductions on exit from consolidation	-	-	-	-	-	-	-	(1,193)	(1,193)
Disposals	-	(1,613)	-	(413)	-	(985)	(2,185)	(82)	(5,278)
Balance – end of year	235,730	114,678	220,842	182,202	5,185	15,194	10,235	43,183	827,249
Net book value as at December 31, 2003	**2,104,395**	**9,670**	**797,116**	**91,533**	**64,528**	**32,684**	**3,124**	**33,007**	**3,136,057**
Net book value as at December 31, 2002	1,563,748	14,585	769,869	96,769	37,905	23,706	2,500	35,321	2,544,403

Note 3 - Fixed Assets (cont'd)

A. **Composition – Company**

	Land, buildings and installations for operation and for rent	Motor vehicles	Office furniture and equipment	Total
Cost				
Balance at beginning of year	310,812	2,290	28,760	341,862
Additions	20,369	82	1,199	21,650
Disposals (1)	(288,115)	(793)	(126)	(289,034)
Balance at end of year	43,066	1,579	29,833	74,478
Accumulated depreciation				
Balance at beginning of year	34,378	1,042	25,014	60,434
Additions	4,534	263	1,533	6,330
Disposals (1)	(23,939)	(538)	(45)	(24,522)
Balance at end of year	14,973	767	26,502	42,242
Net book value				
As at December 31, 2003	**28,093**	**812**	**3,331**	**32,236**
As at December 31, 2002	276,434	1,248	3,746	281,428

(1) On December 31, 2003, the Company signed an agreement with Africa Israel Properties Ltd., a subsidiary, pursuant to which in the framework of a change in the holdings' structure of the Company's income-producing properties, certain properties of the Company of a number of its investee companies will be transferred to the subsidiary against an issuance of shares and premium on shares.

Transfer of the properties was executed in accordance with the provisions of Section 104A of the Income Tax Ordinance, with a deferral of tax. Upon a future sale of the properties and companies, as stated, by the subsidiary, the applicable tax will be calculated based on the value and acquisition dates of these properties and companies, as they would have been determined had the Company been the seller of thereof.

Note 3 - Fixed Assets (cont'd)

B. Additional Information

1. Set forth below are details with respect to leasehold land:

a) Land in Savyon, the depreciated cost of which (including the buildings thereon) as at December 31, 2003 is NIS 16,134 thousand (December 31, 2002 – NIS 16,134 thousand). The land is leased until the year 2001, from the Israel Lands Administration (hereinafter – "the ILA"), under a non–capitalized lease. The Company has an option to extend the lease for an additional period of 49 years. The Company has notified the ILA of its decision to exercise the said option to extend the lease for an additional 49 years.

b) Land in Yehud, on which the Company built a commercial center and the depreciated cost of which (including the structures thereon) as at December 31, 2003 is NIS 95,985 thousand (December 31, 2002 – NIS 97,935 thousand). The land is leased from the ILA under a capitalized lease until the year 2042.

c) Land in Lod, the cost of which, as at December 31, 2003 is NIS 11,142 thousand (December 31, 2002 – NIS 11,142 thousand). The land is leased from the ILA.

For part of the land, the lease period runs until 2043, under a lease capitalized at the rate 91% (a lease agreement has not yet been signed), while for the other part, the lease runs until 2040, and is fully capitalized. The Company has an option to extend the lease periods for an additional 49 years. An industrial plant for the production of prefabricated elements, which is owned by a subsidiary, is situated on the land.

d) Land in Lod, the depreciated cost of which (including the structures thereon) totaled NIS 86,453 thousand at December 31, 2003 (December 31, 2002 – NIS 81,739 thousand), leased from the ILA under a capitalized lease until 2032. The Company has an option to extend the lease for an additional 49 years. Located on the land are buildings for high-tech industries and offices.

e) Land and buildings held for rent in Nes Ziona, the depreciated cost of which, as at December 31, 2003, is NIS 112,231 thousand (December 31, 2002 – NIS 117,998 thousand), which are leased from the Weizmann Institute of Science (under a non-capitalized lease).

On the above tract of land, a subsidiary has erected an industrial park for high-tech industries. The lease period for the land is until 2029. Under an agreement with the Weizmann Institute, at the end of the lease period, the land and buildings erected thereon will become the property of the Institute, at no cost.

The subsidiary completed the development of the first stage involving an area measuring 25 dunams (hereinafter – "Leased Premises A"), and the second stage involving an area measuring 35 dunams (hereinafter – "Leased Premises B").

Note 3 - Fixed Assets (cont'd)

B. Additional Information (cont'd)

1. Leasehold land: (cont'd)

The lease with respect to Leased Premises A was recorded in the name of the subsidiary in the Land Registry. Of this area, 13 dunams were sold by means of sublease for a parallel period to high-tech companies. The lease with respect to Leased Premises B has not yet been recorded in the name of the subsidiary.

With respect to this lease, the subsidiary is to pay annual lease rentals at the rate of 7% of the value of the land without development and enhancements made by the lessee, as will be valued every ten years by a real estate appraiser. The last valuation in respect of the area developed in the first stage is based on the land prices in 2001, while in respect of the area developed in the second stage it is based on the land prices in 1999. The lease rentals are linked to the CPI based on the base index on the valuation dates.

f) Land and buildings for rent in Migdal Ha'Emek, having a depreciated cost, as at December 31, 2003, of NIS 20,063 thousand (December 31, 2002 – NIS 20,176 thousand), upon which a high-tech industrial park is situated. The leasehold rights for this part of the land are held under a lease capitalized at the rate of 91% up to the years 2041–2044, with an option to extend for an additional 49-year period.

g) Land in Tiberias –

Leasehold (registered) land of 79.5 dunams the lease periods of which were extended in 1975 up to 2037. Of this area, approximately 15 dunams were designated as a national park pursuant to the National Parks and Nature Reserves Law, 1963, the right of use for which was granted to the National Parks Authority, at no cost, for a fixed period that is automatically renewed as long as there is no cancellation notice from any of the parties. The remainder of the land, measuring some 29.7 dunams, is located on the shore of Lake Kinneret, and constitutes land that has been reclaimed from the Kinneret and has not yet undergone parcellation and preliminary registration procedures at the Land Registry Office. The lease periods for this land run up to the years 2020–2023.

The lease agreement with the ILA provides, inter alia, that under certain circumstances the annual lease fees, which the subsidiary pays according to the agreement, will be increased. The said circumstances have not occurred since the signing of the agreement.

Note 3 - Fixed Assets (cont'd)

B. Additional Information (cont'd)

1. Leasehold land: (cont'd)

h) Land in Jerusalem –

Depreciated cost, including the structures thereon, as at December 31, 2003, of NIS 178,310 thousand (December 31, 2002 – NIS 180,382 thousand). The land was leased from the ILA under a lease capitalized at the rate of 80% of the basic value, up to 2018, with an option to extend for an additional 49 years. The leasehold rights have not yet been registered in the name of the subsidiary, which is currently making efforts to register its rights in the land.

i) Land in Eilat –

Depreciated cost, including the buildings thereon, as at December 31, 2003, of NIS 244,587 thousand (December 31, 2002 – NIS 235,050 thousand).

1) Land having a depreciated cost (including the structures thereon) as at December 31, 2003, of NIS 124,090 thousand (December 31, 2002 – NIS 125,060 thousand) was leased from the ILA until 2038 with an option for extension for an additional 49 years. The lease fees for the entire period of the lease were paid in advance by the subsidiary owning the hotel, however the leasehold rights have not yet been registered in its name due to technical reasons stemming from the absence of parcellation of the land in Eilat.

2) A lease agreement (capitalized) in respect of a parcel of land having a depreciated cost (including the structures thereon) as at December 31, 2003 of NIS 31,004 thousand (December 31, 2002 – NIS 31,254 thousand) was signed with the ILA by the previous lessees for a period expiring in 2039. The leasehold rights have not as yet been registered in the name of the company owning the hotel.

3) Land having a depreciated cost (including the structures thereon) as at December 31, 2003 of NIS 69,962 thousand (December 31, 2002 – NIS 70,582 thousand) was leased from the ILA under a lease capitalized at the rate of 91% which is valid until 2036. The leasehold rights have as yet not been registered in the name of the subsidiary owning the hotel.

4) Land having a depreciated cost as at December 31, 2003 of NIS 19,429 thousand (December 31, 2002 – NIS 70,582 thousand). 5.3 dunams relates to the subsidiary's share (33%) in a partnership for establishment of an attractions park in Eilat. The partnership signed two development agreements according to which the development work must be completed by January 30, 2003. After completion of the development work, lease agreements are to be signed for 49-year periods for each parcel, commencing from February 16, 1997 and January 30, 2000, respectively.

Note 3 - Fixed Assets (cont'd)

B. Additional Information (cont'd)

1. Leasehold land: (cont'd)

j) Land in the Dead Sea area –

Depreciated cost (including the structures thereon), as at December 31, 2003, of NIS 58,290 thousand (December 31, 2002 – NIS 59,214 thousand). 8.2 dunams relate to the share of a subsidiary (50%) in a partnership, which built a hotel in the Ein–Bokek region, on the shores of the Dead Sea. The lease agreement for the land, which has an area measuring 16.4 dunams, was signed by the ILA with the other partner to the transaction. Such lease is a capitalized lease for 49 years, running up to 2039, with the right to extend for an additional 49 years. Half of the land was purchased by the subsidiary. The partners transferred the land to the partnership, and are now awaiting approval of such transfer by the tax authorities and the ILA. The subsidiary believes that there is no reason that the consent of the ILA with respect to transfer of the rights to the partnership will not be forthcoming.

k) Land with a depreciated cost as at December 31, 2003 of NIS 38,039 thousand (December 31, 2002 – NIS 21,377 thousand). Approximately 1 dunam relates to the share of a proportionately consolidated company (50%), which owns the Holiday Inn Haifa Hotel. The lands on which the property is built, are of an area of 0.7 dunams, which is owned by the investee company, and an area of 1.4 dunams, under a lease agreement with the Municipality of Haifa for a period of 49 years up to 2047. The Hotel area is located in a part of the building which is used for hotel and residential purposes.

l) Leasehold of industrial buildings –

Industrial building in Tel-Aviv – depreciated cost as at December 31, 2003, of NIS 11,531 thousand (December 31, 2002 – NIS 11,684 thousand), held under a lease for a period up to 2010, with an option to extend for an additional 49 years.

m) Real estate in Prague (Czech Republic)

Land and buildings acquired in Prague, having a depreciated cost, as at December 31, 2003, of NIS 51,696 thousand (December 31, 2002 – NIS 39,720 thousand) which upon completion of the renovations thereof has been leased out. The land was leased from the authorities there, for periods of 30 and 50 years, in consideration of annual lease fees.

Note 3 - Fixed Assets (cont'd)

B. Additional Information (cont'd)

1. Leasehold land: (cont'd)

n) Real estate in Russia

Rights in land having a cost, as at December 31, 2003, of NIS 24,030 thousand (December 31, 2002 – NIS 7,074 thousand), which were acquired in Moscow and were leased from the Russian authorities for a period of 49 years.

Approximately NIS 14,023 thousand) relates to the share of a subsidiary (50%) in a company which owns a site in the City of Kislovodsky in Russia, on which the subsidiary is building a hotel and a medical sanatorium.

o) Real estate in Amsterdam (The Netherlands)

Rights in land having and buildings having a depreciated cost, as at December 31, 2003 of NIS 36,730 thousand (December 31, 2002 – NIS 32,586 thousand), acquired in Amsterdam from a private entity, and which is leased out in part, has been leased until 2040 from the Municipality of Amsterdam.

p) Land in Toronto (Canada)

Rights in land having a cost, as at December 31, 2003, of NIS 6,362 thousand, which were acquired from a private entity and are leased for a period of 99 years. A project of apartments held for rent is located on this land.

q) Land in the government complex project

The cost of the land (including the structures thereon), as at December 31, 2003, is NIS 213,273. 6.7 dunams in Tel-Aviv relates to a subsidiary (50%) which is constructing an office building on an area measuring 46,000 sq.m., a parking area intended to have 1,100 parking spaces and commercial areas on an area measuring 1,500 sq.m. The land is leased for a period of 49 years with an option to extend for an additional 49 years.

Note 3 - Fixed Assets (cont'd)

B. Additional Information (cont'd)

2. Costs of land, buildings for operation and rent and hotels, in the consolidated balance sheet, including capitalized expenses, are presented below:

	December 31 2003	December 31 2002
Capitalized tax expenses in respect of land earmarked for the construction of commercial centers	**11,922**	11,922
Capitalized costs in respect of construction of projects classified as fixed assets:		
In Israel –		
Financing expenses	**50,499**	36,866
Administrative and general expenses	**5,808**	5,522
Overseas –		
Financing expenses	**97,181**	31,374
Capitalized costs in respect of hotels:		
Financing expenses	**23,192**	21,788
Administrative and general expenses	**11,784**	11,441
	200,386	118,913

3. Investment grants – total investment grants received and deducted from the cost of fixed assets presented in the consolidated balance sheet, are as follows:

	December 31 2003	December 31 2002
From buildings held for rent	**7,328**	7,328
From hotels*	**109,125**	108,308
	116,453	115,636

* Also deducted was the participation of municipal authorities in the amount of NIS 2,600 thousand, in respect of investments in fixed assets (December 31, 2001 – NIS 2,600 thousand). Regarding investment grants received, liens were registered or there is an obligation to register liens on real estate assets of the related companies in favor of the State of Israel. See Note 15E(3).

4. Includes a provision for decline in value of assets of hotels, of NIS 33,260 thousand.

5. Part of the fixed assets is pledged to secure loans received by subsidiaries – Note 15E.

6. Regarding the sale of the "Keshev Project" – see Note 2D.(17) above.

Note 4 - Long-Term Loans and Debit Balances

A. Composition

	Interest rate as at December 31, 2003	Consolidated December 31, 2003	Consolidated December 31, 2002	Interest rate as at December 31, 2003	Company December 31, 2003	Company December 31, 2002
	%			%		
Linked to the US dollar	2.65	**15,158**	15,143	6.3	**-**	-
To others –						
Linked to the CPI	0-7	**29,768**	25,996	4.5-6	**8,467**	8,974
Unlinked	6-10.4	**33,235**	23,954	10.4	**444**	1,445
Unlinked	-	**6,189**	3,345	-	**1,189**	1,167
Linked to the US dollar	0-8	**129,412**	103,408	1.5	**53,252**	54,327
Linked to the Canadian dollar	-	**27,837**	15,323	-	**-**	-
Linked to the Euro	-	**-**	53	-	**-**	-
		226,441	172,079		**63,352**	65,913
		241,599	187,222		**63,352**	65,913
Less – current maturities		**48,699**	49,706		**18,430**	19,342
Less – provision for doubtful debts		**572**	1,166		**-**	-
		192,328	136,350		**44,922**	46,571

B. Repayment schedule

	Consolidated	Company
First year – current maturities	**48,699**	**18,430**
Second year	**43,725**	**-**
Third year	**6,088**	**7,577**
Fourth year	**3,078**	**-**
Fifth year	**3,630**	**-**
More than five years	**28,005**	**1,609**
Repayment date not yet fixed	**108,374**	**35,736**
	241,599	**63,352**

Note 4 - Loans and Long-Term Receivables (cont'd)

C. **Breakdown by Size**

	December 31, 2003			
	Consolidated		Company	
	Number of deposits and loans	Outstanding balance	Number of deposits and loans	Outstanding balance
Amount of Deposit / Loan				
Up to 1,000	262	**15,937**	4	**1,358**
1,001 – 10,000	20	**46,907**	2	**8,742**
Over 10,000	8	**178,755**	2	**53,252**
	290	**241,599**	8	**63,352**
Less – current maturities		**48,699**		**18,430**
Less – provision for doubtful debts		**572**		**-**
		192,328		**44,922**

Note 5 - Real Estate

A. **Composition**

	Consolidated		Company	
	December 31		December 31	
	2003	2002	2003	2002
Freehold	**398,960**	382,626	**18,316**	19,189
Leasehold	**125,376**	153,103	**68,725**	66,239
	524,336	535,729	**87,041**	85,428

B. **Additional Information:**

(1) Part of the freehold real estate owned by subsidiaries has not yet been registered in their names, due to technical reasons.

(2) The leasehold land has been leased from the Israel Lands Authority. Development agreements were signed with the Israel Lands Authority with respect to most of the parcels, pursuant to which the Company must execute development and construction work on the said parcels within a period of three to six years.

Note 6 - Inventory of Buildings Held for Sale

	Consolidated		Company	
	December 31		December 31	
	2003	2002	2003	2002
Costs	**1,587,835**	606,748	**101,577**	136,808
Less –				
Amounts recorded in the statement of operations	**356,250**	198,535	**65,834**	78,552
Advances from customers with respect to projects for which revenues has not yet been recognized	**54,366**	140,885	**18,578**	41,835
	1,177,219	267,328	**17,165**	16,421

Note 7 - Construction Work in Progress, Net (Consolidated)

A. Composition

	December 31	
	2003	2002
Reflected in current assets		
Costs work performed	**1,023,049**	511,657
Less: portion recorded in the statement of operations	**995,620**	495,077
	27,429	16,580
Less: advances from customers	**11,511**	6,336
	15,918	10,244
Reflected in current liabilities		
Customer advances	**1,626,966**	1,348,817
Financing income recorded to projects	**25,758**	28,488
	1,652,724	1,377,305
Less: portion recorded in the statement of operations	**1,626,748**	1,254,784
Less: cost of work in progress	**6,580**	31,958
	19,396	90,563

Note 7 – Construction Work in Progress, Net (Consolidated) (cont'd)

B. (1) Pursuant to the Concession Contract signed between the State and the Concessionaire in connection with the Cross Israel Highway (hereinafter – "the Highway" or "the Project"), should the State or the Designated Authority decide to execute any modification and/or supplement not mentioned in the Project Content, the Concessionaire is obligated – subject to the provisions of this Clause – to execute the said modification and/or supplement, while the State or Designated Authority shall pay for the cost of the required modification and/or supplement at the market price.

The agreement signed between Derech Eretz Construction Joint Venture, which is executing the Cross-Israel Highway (hereinafter – "CJV") and the Concessionaire was on a "back to back" basis for the Concessionaire's liabilities by virtue of the Concession Contract, inasmuch as they are relevant to the design and construction of the Highway. Accordingly, CJV executed the supplementary works required and approached the Concessionaire with a demand for payment of the costs of these works.

In accordance with the Construction Agreement, CJV is entitled to payment for executing these works only on the condition that the Concessionaire receives the proceeds from the Designated Authority.

In accordance with Accounting Standard No. 4 – Construction Contract Works, the income shall include, inter alia, modifications and supplements to the contract when these can be reliably estimated and are expected to be realized.

The Concessionaire submitted demands to the State with regard to modifications and supplements to the contract that were executed by the Partnership. As a result, the Partnership included in its books amounts receivable for these supplements. The discussions with regard to the demands for modifications and supplements as aforesaid are being held directly with the Designated Authority and before an independent external expert who was appointed for this purpose with the consent of the parties. After the balance sheet date, an arbitration proceeding was begun with regard to some of the demands that were submitted to the State, in accordance with an arbitration mechanism that was stipulated in the Concession Agreement. In the estimation of CJV's Management, based on the opinion of its legal and engineering advisors and on an opinion dated November 2003 of another independent external expert, the probability of realizing these reimbursements for modifications and supplements is high.

(2) According to the Concession Contract that was signed between the State and the Concessionaire, the Concessionaire is entitled to receive a reimbursement from the Designated Authority for direct costs (as defined in the Concession Contract) that were incurred due to a delay in delivery of the site and because of a delay arising from archaeological findings.

Note 7 – Construction Work in Progress, Net (Consolidated) (cont'd)

B. (1) (cont'd)

The agreement that was signed between CJV and the Concessionaire was signed on a "back to back" basis for the undertakings of the Concessionaire under the Concession Contract, to the extent they are relevant to the planning and building of the Highway. In accordance with the Construction Agreement, the Partnership is entitled to receive a reimbursement for direct costs on account of delays as aforesaid, only on the condition that the Concessionaire receives consideration for the aforesaid from the appointed authority.

Derech Eretz is about to submit a demand to receive a reimbursement for direct costs that were incurred by CJV for delays as aforesaid. As a result, CJV included in its books, in the last quarter of 2003, very substantial amounts receivable for reimbursement of direct costs as aforesaid, in accordance with the provisions of Standard 4 according to which the income shall include, inter alia, reimbursements according to the contract that are expected to be realized. In the estimation of CJV's Management, based on an opinion of its legal advisers and on an opinion, dated March 2004 of another independent external expert, there is a high probability that the reimbursements of these costs will be realized.

See Note 2D(9) regarding the agreements with respect to the Cross Israel Highway project.

Note 8 - Other Inventories (Consolidated)

	December 31	
	2003	**2002**
Clothing articles –		
Finished goods	**33,431**	20,591
Work-in-progress, raw and auxiliary materials etc.	**47,143**	23,966
	80,574	44,557
Building and auxiliary materials	**1,983**	2,786
Food, beverages and other materials	**1,116**	911
Communications products	**23,739**	24,613
	107,412	72,867

Note 9 - Deferred Tax Asset

A. Composition

	Consolidated		Company	
	December 31		December 31	
	2003	2002	2003	2002
In respect of –				
Costs and expenses related to construction projects which will be recognized for tax purposes upon completion of the projects and recognition thereof for financial reporting purposes	**80,691**	82,344	**28,882**	45,396
Adjustments for inflation	**8,040**	(4,210)	**(1,213)**	(8,406)
Intercompany profits	**18,526**	18,947	**-**	-
Other expenses	**11,629**	3,998	**-**	-
Loss carryforward	**21,848**	14,255	**11,362**	-
	140,734	115,334	**39,031**	36,990

B. Movement During the Year

Balance at beginning of year	**115,334**	104,402	**36,990**	39,675
Changes related to current operations	**25,400**	10,932	**2,041**	(2,685)
Balance at end of year	**140,734**	115,334	**39,031**	36,990

Note 10 - Trade and Other Receivables

	Consolidated		Company	
	December 31		December 31	
	2003	2002	2003	2002
Trade receivables				
Customers and revenues receivable from completed construction projects	295,943	212,943	-	-
Tenants, lessees and others	101,391	15,208	765	996
Purchasers of property	49,249	51,145	992	3,469
Customers of a hotel subsidiary	37,580	33,391	-	-
Customers of industrial companies	83,639	79,416	-	-
Current maturities of long-term receivables of the communications company	5,476	5,398	-	-
Communications receivables	-	3,735	-	-
	573,278	401,236	1,757	4,465
Less: allowance for doubtful debts	9,135	9,186	-	-
	564,143	392,050	1,757	4,465
Other receivables and debit balances				
Dividend receivable	-	-	-	41,885
Prepaid expenses	34,500	18,179	4,792	5,911
Current maturities of deposits and long-term loans	43,224	44,308	18,430	19,341
Short-term loans	35,672	32,592	26,495	26,495
Post-dated checks receivable	1,752	1,969	1,752	1,969
Receivables from sale of fixed assets	133,633	96,985	-	-
Advance tax payments net of provisions	4,733	16,248	-	-
Futures transactions in derivative financial instruments*	11,705	7,735	4,646	-
Accrued income	19,919	7,535	5,630	4,004
Institutions	17,493	20,990	-	-
Funds held in trust	53,849	-	-	-
Loan to minority in subsidiary	28,682	-	-	-
Related party	6,945	-	-	-
Interested party with respect to sale of subsidiary	10,600	-	10,600	-
Other debtors and debit balances	57,977	50,665	7,945	10,262
	460,684	297,206	80,290	109,867

* See Note 38.

Note 11 - Marketable Securities

	Consolidated		Company	
	December 31		December 31	
	2003	2002	2003	2002
Shares	**54,492**	1,808	-	-
Mutual fund participation certificates	**15,234**	28,589	-	-
Securities convertible into shares	**1,125**	669	-	-
Other debentures	**126,093**	134,757	**19,856**	37,037
Short-term Treasury notes	-	94	-	-
	196,944	165,917	**19,856**	37,037

Note 12 - Cash and Cash Equivalents

	Consolidated		Company	
	December 31			
	2003	2002	2003	2002
In foreign currency	**142,610**	207,451	**16,635**	30,031
In Israeli currency	**135,888**	131,223	**434**	1,411
Short-term bank deposits	**57,169**	125,679	**1,785**	10,077
	355,667	464,353	**18,854**	41,519

	Interest rate – %	Consolidated	
		December 31	
		2003	2002
Investment in Euro (1)	1.75	**19,598**	-

(1) Constitutes security for receipt of credit from a bank – see Note 21(A)(7).

Note 13 - Other Assets and Deferred Charges (Consolidated)

	Usage fees for trade name and know-how	Expenses of issuance of debentures and of raising other long-term financing	Excess of cost of investments Note 2B(1)	Other deferred expenses	Total
As at December 31, 2003					
Original amount	**10,320**	**41,579**	**80,123**	**48,303**	**180,325**
Capital reserve for translation differences	**-**	**-**	**3,808**	**-**	**3,808**
Company which exited from proportionate consolidation	**-**	**-**	**(17,060)**	**(1,857)**	**(18,917)**
Accumulated amortization	**(10,320)**	**(39,499)**	**(29,386)**	**(8,683)**	**(87,888)**
Balance	**-**	**2,080**	**37,485**	**37,763**	**77,328**
As at December 31, 2002	12	1,478	57,753	15,321	74,564

Company:

	December 31	
	2003	**2002**
	1,136	**-**

Note 14 - Capital Notes

Consolidated – A capital note which was issued to an interested party in the Company which is an additional shareholder of a subsidiary. The capital note is non-interest bearing, unlinked and its maturity date has not yet been fixed.

Company – Capital notes which was issued to subsidiaries. The capital notes are non-interest bearing, unlinked and with no intention of repayment.

Note 15 - Long-Term Liabilities

A. Classified by linkage bases and interest rate

	December 31, 2003										December 31
	CPI	Foreign currency linked							Unlinked		2002
	linked	US$	Swiss franc	Japanese yen	Canadian $	Euro	Others	Total		Grand total	Grand total
	0 - 5.25%	3% - 6.88%	2%	0.5 - 1.13%	-	Eurobor + 1.9% - 2.45%			0 - 9.7%		
Consolidated											
Debentures	305,604	-	-	-	-	-	-	-	-	**305,604**	108,098
Banks	225,616	658,336	86,674	107,562	43,431	391,631	513	1,288,147	51,539	**1,565,302**	995,077
Liabilities to sellers of real estate	113,930	8,736	-	-	-	-	-	8,736	-	**122,666**	118,891
Liabilities in respect of financial leases	-	-	-	-	-	-	-	-	-	**-**	2,418
Others	11,257	36,648	-	-	16,462	41,003	6,206	100,319	5	**111,581**	47,064
	656,407	703,720	86,674	107,562	59,893	432,634	6,719	1,397,202	51,544	**2,105,153**	1,271,548
Less: current maturities	55,088	130,990	33,477	82,754	21,671	28,946	1,588	299,426	18,780	**373,294**	303,218
	601,319	572,730	53,197	24,808	38,222	403,688	5,131	1,097,776	32,764	**1,731,859**	968,330
Non-linked, non-interest bearing capital note										**6,431**	12,362
Deferred taxes										**120,665**	105,838
Liability for employee severance benefits, net										**56,556**	54,917
										1,915,511	1,141,447
Company											
Debentures	226,274	-	-	-	-	-	-	-	-	**226,274**	-
Banks	-	135,743	-	-	-	-	-	135,743	26,200	**161,943**	97,207
Liabilities to sellers of real estate	26,055	-	-	-	-	-	-	-	-	**26,055**	27,777
Liability to investee company	-	-	-	-	-	-	-	-	35,498	**35,498**	-
Others	22,514	-	-	-	-	-	-	-	5	**22,519**	22,519
	274,843	135,743	-	-	-	-	-	135,743	61,703	**472,289**	147,503
Less: current maturities	17,621	-	-	-	-	-	-	-	-	**17,621**	71,612
	257,222	135,743	-	-	-	-	-	135,743	61,703	**454,668**	75,891
Non-linked, non-interest bearing capital note										**114,308**	106,712
Deferred taxes										**14,073**	13,642
Liability for employee severance benefits, net										**6,640**	6,103
										589,689	202,348

Note 15 - Long-Term Liabilities (cont'd)

B. Repayment schedule

	December 31, 2003	
	Consolidated	**Company**
First year – current maturities	**373,294**	**17,621**
Second year	**936,979**	**344,507**
Third year	**132,314**	**35,498**
Fourth year	**57,783**	**-**
Fifth year	**45,112**	**-**
Sixth year and thereafter	**441,611**	**48,714**
Repayment dependent on progress of construction and sale of units in projects to be built*	**118,060**	**25,949**
	2,105,153	**472,289**

* See D. below.

C. Debentures

1. Marketable Debentures Convertible into Shares

a) Debentures (Series A) were issued by Hotels pursuant to a prospectus published on October 18, 1993. In October 2002, the debentures were repaid. Upon the said repayment, the lien was removed.

As sole security to the holders of the debentures (Series A), Hotels registered a nominal, fixed, first priority lien in favor of the trustee, in the amount of NIS 1.

b) Debentures (Series B) of a face value of NIS 95,010 thousand were issued by Hotels, at a price of 94% of the face value, pursuant to a prospectus published on October 1997. The debentures are redeemable in 6 equal annual installments on November 5 of each of the years 2001–2006, and bear interest at the annual rate of 4.25%. Both principal and interest are linked to the CPI. The debentures are convertible into registered ordinary shares of the subsidiary of a par value of NIS 1, until 2006, at a conversion rate of NIS 7.6 face value of debentures for each share (subject to adjustments). The outstanding balance of this debenture series, as at December 31, 2003, was NIS 55,374 thousand in the consolidated balance sheet. The maket value of the debentures, as at December 31, 2003, was NIS 62,573 thousand in the consolidated balance sheet.

Note 15 - Long-Term Liabilities (cont'd)

C. Debentures (cont'd)

2. Non-marketable Debentures of Subsidiary

These debentures were issued by a subsidiary in February 1992, at a face value of NIS 37 million. The debentures are redeemable in the years 1996–2006, bear interest at an annual rate of 4.5%, and are linked (principal and interest) to the Consumer Price Index. The outstanding balance of the debentures, as at December 31, 2003, was NIS 22,747 thousand (December 31, 2002 – NIS 23,184 thousand). The balance of the face value outstanding as at December 31, 2003 was NIS 9,076 thousand.

3. Non-marketable Debentures of the Company Convertible into Shares

During November 2003, the Company raised funds through the issuance of debentures in an aggregate scope of NIS 200 million, from institutional investors, in the framework of which the Company issued to them two different series of index-linked debentures (one secured by liens and the other unsecured) (hereinafter, together – "the Debentures"), together with two separate series of options which may be exercised for shares of the Company (hereinafter, together – "the Options").

(1) One series is in the principal amount of NIS 100 million of debentures (Series A), non-negotiable, registered, repayable in one lump-sum payment on November 6, 2008, bearing fixed annual interest at the rate of 5.25%, payable quarterly, linked (principal and interest) to the Consumer Price Index (above and below – "the Debentures (Series A)"). This series may be redeemed early at the end of the second, third and fourth years of the term of the Debentures (Series A), at the election of the holders of the Debentures (Series A). In addition, the Company issued to the holders of the Debentures (Series A), for no consideration, options (Series A), which convey to their owners 123,500 options exercisable for 123,500 of the Company's NIS 0.1 par value each ordinary shares, in exchange for an exercise premium of NIS 810 per share (linked to the Consumer Price Index of September 2003 and subject to adjustments as detailed below).

Note 15 - Long-Term Liabilities Less Current Maturities (cont'd)

C. Debentures (cont'd)

3. Non-marketable Debentures of the Company Convertible into Shares (cont'd)

(2) In addition to the first issuance, and independent thereof, the Company issued a series in the principal amount of NIS 100 million of debentures (Series B), non-negotiable, registered, secured by fixed, first priority liens on 3,600,000 ordinary shares of NIS 1 par value each of Danya Cebus Ltd. and 311,414 ordinary shares of NIS 1 par value each of Parker Plada Ltd., bearing fixed annual interest at the rate of 5.15%, payable annually, linked (principal and interest) to the Consumer Price Index (above and below – "the Debentures (Series B)"). In addition, the Company issued to the holders of the Debentures (Series B), for no consideration, options (Series B), which convey to their owners 122,300 options exercisable for 122,300 of the Company's NIS 0.1 par value each ordinary shares, in exchange for an exercise premium of NIS 818 per share (linked to the Consumer Price Index of September 2003 and subject to adjustments).

(3) The above-mentioned options may be exercised, at any time, based on the decision of each of the holders of the option, in whole or in part, commencing on November 27, 2003 and up to November 6, 2008, except during the dates 12–16 of each month. The exercise price of an option from each of the two series of options shall be paid only through the offset thereof against the unpaid principal amount of the debentures and/or the interest payments, of the relevant series of debentures with respect to which the options' series was issued, as the case may be. Full exercise of the options from both series will convey to their holders up to 245,800 of the Company's ordinary shares NIS 0.1 par value each (subject to adjustments), which constitute approximately 5.12% of the voting rights and issued and paid-up share capital of the Company after the issuance and approximately 4.99% on a fully diluted basis (that is, assuming exercise of all of the options (Series A), all of the options (Series B) and all of the options issued to the Company's CEO pursuant to the private issuance plan from March 2000). (The assumption regarding full exercise of the options granted to the Company's CEO is theoretical since, as a practical matter, in any case of exercise of the options granted to the Company's CEO, the full number of the shares which may be acquired in respect of the options exercised will not be issued, rather, only such number of shares which represents the benefit component in the options exercised, as detailed in the said plan).

4. Non-marketable Debentures of the Company

On December 15, 2003, the Company issued debentures to institutional investors, in the amount of NIS 26,112,000. The debentures bear interest of Libor + 1.5%, which is paid once every three months beginning March 16, 2004. The principal is to be repaid in one lump sum at the end of 15 months from the date of the issuance.

Note 15 - Long-Term Liabilities Less Current Maturities (cont'd)

C. Debentures (cont'd)

5. In the year of the report, Africa Israel (Financing) 1985 Ltd., a wholly-owned subsidiary, raised shekel deposits in the amount of NIS 200 million, guaranteed by the Company, from institutional and private depositors. The amount was deposited in two channels: one, at Bank of Israel interest plus 0.35%–0.7%; and the other, at a fixed rate of 6.132% for a period of 365 days with the possibility of early repayment. As at the signing date of the financial statements, the interest stood at 5% per year. In addition, in the fourth quarter of 2003, the Company raised dollar-linked deposits from institutional depositors, in the amount of NIS 26.1 million, for a period of 15 months, bearing interest of Libor (3 month rate) plus 1.5%.

6. See Note 40(E) regarding the issuance of non-marketable debentures by a subsidiary.

D. Liabilities to Sellers of Real Estate

1. The contractual obligations to sellers of real estate are in respect of payment of certain portions of the receipts from sales of units and floor space in projects to be built on the land. The amounts stated above constitute the balance of the original amounts allocated to acquisition of the parcels of land as of their acquisition dates, adjusted to the Consumer Price Index in respect of December 2003.

2. The said obligations include obligations in respect of a real estate transaction, the original amount of which (as determined on June 1, 1998 in an amendment to the agreement with the sellers) was US$ 25 million. On the basis of the Company's share in the project, the amount which has not yet been paid to the sellers, out of the predetermined amount, is about US$ 2 million, which equals about NIS 8.8 million, based on the exchange rate of the dollar as at balance sheet date.

   The validity of the agreement between the partners in the aforesaid real estate transaction was conditional on approval by a third party (the registered owner of the real estate). Such approval has been given in respect of 60% of the real estate involved in the transaction, while approval for the remaining 40% has not yet been obtained (it is subject to the seller's fulfillment of a number of conditions).

   The sellers are demanding the balance of the payment to their credit, whereas the subsidiary and its partners in the transaction dispute such demand. The matter has been submitted for the decision of an arbitrator.

Note 15 - Long-Term Liabilities Less Current Maturities (cont'd)

E. Collaterals

1. In Respect of Debentures Issued by Subsidiaries

a) The non-marketable debentures are secured by a floating charge on the assets of the issuing company. The debentures are also secured by a guarantee given by the Company.

b) The Company has undertaken to maintain a last priority, floating charge, on its encumbered assets, in favor of the holders of the non-marketable debentures. See Note 2D(9) above in respect of removal of the negative pledge.

c) As sole security to the holders of the debentures (Series B), Hotels registered a token, nominal, first priority lien in favor of the trustee, in the amount of NIS 1.

2. In Respect of Debentures Issued by the Company

a) The non-marketable debentures are secured by an insurance policy.

b) For purposes of securing its liabilities in the framework of an issuance of convertible Series B debentures, the Company has placed first priority, fixed liens on ordinary shares of Danya Cebus Ltd. (a subsidiary) as well as on ordinary shares of Packer Plada Ltd. (an affiliate) in favor of the trustee for the holders of the debentures.

3. In Respect of Credit Received

a) By Hotels and its subsidiaries –

(1) Mortgages on real estate rights, including leasehold rights and specific charges on real estate, machinery, equipment and furniture, and floating charges unlimited in amount on all of their assets, were registered in order to secure their liabilities to banks and others. The outstanding balance of the secured liabilities, as at the balance sheet date, was NIS 233 million.

(2) There is a commitment to register a lien and a mortgage on the rights of a subsidiary and its subsidiaries in order to secure loans and credit from banks.

b) By an industrial enterprise – a subsidiary and its subsidiaries –

(1) There is a floating charge on all the assets of a subsidiary and a lien on credit card vouchers for purposes of securing a liability to a bank.

Note 15 - Long-Term Liabilities Less Current Maturities (cont'd)

E. Collaterals (cont'd)

3. In Respect of Credit Received (cont'd)

b) (cont'd)

(2) There is a fixed charge, unlimited in amount, in favor of banks and a financial institution, on equipment and machinery, rights in machinery, the share capital, the goodwill and sums due from certain department stores. There is also a floating charge on the fixed assets, monies, notes, deposits, the property and insurance rights.

A subsidiary also registered charges on all its assets, including machinery and equipment, current assets, export proceeds, concessions, patents, know-how and goodwill, as well as on its share capital, to secure its liabilities to a bank.

(3) A mortgage was registered in favor of banks on the Company's rights in certain real estate assets, in order to secure loans received from them.

(4) A mortgage was granted to credit companies in respect of vehicles.

(5) The amount of secured liabilities as at the balance sheet date, totaled NIS 201 million.

c) By other subsidiaries –

As collateral for loans and credit received from banks, a subsidiary placed current liens on all its assets and its current and future rights. In addition, fixed liens were recorded on the goodwill and unpaid share capital, and mortgages on certain portions of real estate, including, receipts which the company will receive in respect of those projects, including the rights of a related company therein.

d) Land and real estate rights that were acquired with the aid of foreign financing in the framework of joint ventures are pledged in favor of the financing institutions (generally banks).

4. In Respect of Investment Grants Received

Certain subsidiaries have received investment grants that are subject to the fulfillment of certain conditions. In the event that they fail to fulfill such conditions, they will be required to refund the grants received plus interest and linkage increments accrued from the date of receipt. To secure compliance with the terms attached to receiving investment grants, subsidiaries have registered floating charges on their assets in favor of the State of Israel. The total grants received up to December 31, 2003, in respect of which such charges have been registered, amount to NIS 116,453 thousand. As at the balance sheet date, the said subsidiaries have met all of the required conditions.

Note 16 - Deferred Taxes

A. **Composition**

	Consolidated		Company	
	December 31		December 31	
	2003	2002	2003	2002
Adjustments for inflation in respect of real estate	**54,775**	61,158	**5,478**	6,285
Depreciation differences	**61,268**	51,635	**10,432**	9,580
Losses carried forward	**-**	(7,058)	**-**	-
Other timing differences in respect of income and expenses	**4,622**	103	**(1,837)**	(2,223)
	120,665	105,838	**14,073**	13,642

B. **Movement**

Balance at beginning of year	**105,838**	85,712	**13,642**	11,485
Changes related to current operations	**14,827**	20,126	**431**	2,157
Balance at end of year	**120,665**	105,838	**14,073**	13,642

Note 17 - Liability for Employee Severance Benefits, Net

A. The liabilities of the Company and its subsidiaries in respect of employee severance benefits are fully covered by provisions made for this purpose, as well as by regular, current payments to certain insurance funds (including funds for the coverage of comprehensive pension arrangements) and to insurance companies in respect of insurance policies and severance pay liability. Such amounts paid, which are not under the control of the above-mentioned companies, are not included in the balance sheet.

B. The Company's provisions also include the proportionate part of the excess of its liability to an employee who was granted an option to choose, upon his retirement, between receiving the value of the insurance policies in his name (in respect of the severance pay and provident fund component) or pension payments. Such excess is based on an actuarial valuation and is spread over the period of the employee's service until the date of his retirement.

Note 17 - Liability for Employee Severance Benefits, Net (cont'd)

C. A legal opinion received by a subsidiary states, that the collective general labor agreement for workers in the construction and public works sector, which was signed between the Contractors and Builders Association and the General Federation of Labor – Construction Workers Union, on April 9, 1968, its present identification number is 1356, (hereinafter – "the Collective Agreement").

According to this agreement, the subsidiary is required to provide a comprehensive pension for all employees from the grade of foreman and below. Some of the affected employees are covered by a comprehensive pension plan and some are covered by Managers' Insurance policies. In respect of those employees who are covered by Managers' Insurance policies, the subsidiary made a provision in its books with respect to their share, which in its opinion (based on, inter alia, an actuarial analysis) is adequate.

According to another legal opinion received by the said subsidiary, the definition of the term "employee" in the collective labor agreement, relates to employees who meet certain cumulative requisite conditions: i.e. they are of the categories stated in the definition, they are under the jurisdiction of the Construction Workers Union and their pay is based on a daily, monthly or contractor rate.

Assuming that the clerical workers and the senior employees do not pay dues to the Construction Workers Union and that their salaries do not fall within the daily, monthly or contractor rate tables referred to in the agreement, it is unlikely that a Court would find that such employees are considered employees covered by the labor agreement.

To the best of the understanding of the said subsidiary, as of the date of approval of the financial statements, it does not employ any clerical or senior employees who fall in the specified categories.

The term "employee" is defined in the collective agreement as follows: "any foreman, skilled worker, unskilled worker, apprentice or working youth, who is employed according to a daily, monthly or contractor rate and who is under the jurisdiction of the Construction Workers Union".

D. (1) The provision for long-term liabilities for employee severance benefits and the provision for employee rights with respect to "security net" agreements in the communications company, which relate to employees engaged in accordance with a collective labor agreement, have been computed according to the remuneration components defined in the collective labor agreement. Most of these employees are entitled to additional benefits pursuant to the "security net" agreements, if the employer–employee relationship is terminated up to the end of 2012, if and when their employment with the communications company terminates not of their own accord, while a small number of them are entitled to the said benefits also if they voluntarily terminate their employment. The said additional benefits will become invalid at the end of the said period. These benefits include inter-alia, entitlement to increased severance pay up to a rate of 290% or, alternatively, entitlement to an early retirement pension of up to 10 years prior to the legal retirement age. The maximum liability as at the balance sheet date, based on an actuarial valuation, with respect to the termination of employment of employees included in the "security net" agreements, amounts to NIS 114 million.

Note 17 - Liability for Employee Severance Benefits, Net (cont'd)

(2) The provision for long-term liabilities with respect to benefits to senior employees, up to a period of five years, is stated on the basis of their discounted value at the balance sheet date, in accordance with the estimate of the communications company's management as to the anticipated realization of the liabilities relating to the said benefits.

(3) The communications company has employment agreements with certain employees, who are members of Management, which provide, inter-alia, that the communications company will adopt a stock option plan for executives and senior employees, according to which offerees to be named by the Board of Directors, will be granted rights to purchase shares in the communication company in a total amount of 10% of the issued share capital of the communications company. The options will vest in installments of 25% in each of the first two years beginning with the end of one year from the date of execution, and of 50% from the end of the period of three years from the abovementioned date. The said execution date is November 6, 2001, the date on which the acquisition of the commercial systems division of ECI was completed. The stock option plan is to be executed in accordance with the provisions of Section 102 of the Income Tax Ordinance, and all taxes and compulsory levies which may apply in respect of the plan, shall be borne by the offerees. During the period of the report, the Board of Directors of the communications company approved the options' plan. As at the signing date of the financial statements, no options have been distributed to employees.

(4) Pursuant to a special collective labor agreement signed on August 9, 2001, between the communications company and representatives of the employees, the communications company has undertaken to provide guarantees with respect to its liability to realize the rights of the employees under the "security net" agreement. The said special agreement provided that on the date it becomes effective, the communications company is to deposit in escrow a bank guarantee in the amount of US$ 6 million. Once every six months, an examination is to be made of the of the updated value of the obligations under the "security net" agreement as of that date. In the event that 25% of that value amounts to less than US$ 6 million, the bank guarantee shall be replaced by a guarantee in the amount equal to 25% of the amount of the obligations. The guarantee shall be in effect for twelve months, and the Trustee is obliged to demand its extension for additional periods until the end of the "security net' agreement in 2012. The communications company is to bear the fees and out-of-pocket expenses of the Trustee. On November 6, 2001, Bank Leumi provided the said guarantee of US$ 6 million. The said special labor agreement further provided that the communications company will register a floating charge, second in degree, on its assets, to the charge or charges registered in favor of the banks, in an amount of US$ 6 million of the total obligations pursuant to the "security net" agreement, this subject to the consent of the banks. As at December 31, 2003, the said lien has been recorded in favor of an attorney in trust.

(5) The amount of the provision with respect to the employees' rights under the "security net" agreement, recorded in the financial statements, is based on an actuarial report and on the estimates of the management of the communications company as to the anticipated realization of the employee benefits under the said "security net" agreement.

Note 17 - Liability for Employee Severance Benefits, Net (cont'd)

E. The provisions for retirement pay and pensions are stated in the balance sheet net of amounts funded with severance pay funds and insurance companies, and the surrender values of policies for severance pay insurance, as follows:

	Consolidated		Company	
	December 31		December 31	
	2003	2002	2003	2002
Liabilities	**78,336**	77,391	**7,777**	7,140
Amounts funded, including accumulated earnings	**21,780**	22,474	**1,137**	1,037
	56,556	54,917	**6,640**	6,103

Note 18 - Credit from Banks and Others

A. ***Composition***

	Interest rate %	Consolidated December 31 2003	Consolidated December 31 2002	Interest rate %	Company December 31 2003	Company December 31 2002
From banks –						
Revolving credit	Revolving credit interest	**36,897**	50,273	Revolving credit interest	**700**	3,602
Short-term loans:						
Linked to the U.S. dollar	1.85-2.875	**733,564**	323,825	2.75-7.4	**96,102**	130,538
In dollars	3 month Libor+3.75	**-**	77,151	-	**-**	-
In Euro	4.5	**115**	-	-	**-**	-
In Swiss francs	1.9	**46,691**	21,575	1.5	**-**	21,575
In Canadian dollars	5.55–5.8	**78,206**	38,819	-	**22,872**	-
In Japanese yen	1.05–2.12	**163,365**	522,263	0.9–1.175	**31,241**	282,263
Unlinked	8.7–12.1	**1,180,344**	575,853	10–12.1	**125,612**	135,445
Debentures sold short		**405,870**	202,293	-	**32,592**	7,657
Total from banks		**2,645,052**	1,812,052		**309,119**	581,080
Current maturities of liabilities to other lenders		**58,989**	50,411		**105**	112
Current maturities of long-term loans		**314,305**	252,807		**17,516**	71,500
		373,294	303,218		**17,621**	71,612
		3,018,346	2,115,270		**326,740**	652,692

B. Security – see Note 15E.

C. Financial benchmarks – see Note 21(A)(7).

Note 19 - Contractors and Trade Payables

	Consolidated		Company	
	December 31		December 31	
	2003	2002	2003	2002
Contractors and suppliers	**455,937**	311,457	**6,086**	8,075
Provisions for project completion costs and warranties	**94,589**	94,334	**1,083**	1,063
	550,526	405,791	**7,169**	9,138

Note 20 - Other Current Liabilities

	Consolidated		Company	
	December 31		December 31	
	2003	2002	2003	2002
Subsidiaries	-	-	**809,695**	462,307
Reserve for development of real estate sold	**1,218**	3,746	-	-
Government agencies	**41,773**	16,009	**15,972**	11,572
Interest payable on long-term liabilities	**6,950**	3,796	**3,331**	1,254
Provision for taxes on income net of advance tax payments	**21,614**	23,058	**8,032**	1,739
Deferred income	**20,840**	29,714	**8,117**	15,673
Accrued expenses	**61,319**	79,649	**186**	5,458
Creditors in respect of land	**459**	527	-	-
Employees, agencies and others in respect of salaries and wages	**50,491**	53,465	**8,545**	10,555
Provision for loss on promotion of a real estate project*	**17,481**	17,481	-	-
Dividend to minority shareholders of subsidiaries	-	12,078	-	-
Payables with respect to forward transactions and derivate financial instruments**	**21,769**	21,723	-	6,251
Net payables from sale of investment in affiliated company	-	9,072	-	-
Payables in respect of funds held in trust	**28,271**	-	-	-
Related parties	**8,718**	1,186	-	-
Other creditors and credit balances	**52,257**	39,407	**4,539**	3,635
	333,160	310,911	**858,417**	518,444

* A project involving both promotion and contracting characteristics.

** See Note 38.

Note 21 - Contingent Liabilities and Commitments

A. **Contingent Liabilities**

1. **Construction and real estate**

a) There is a contingent liability as part of the customary warranty for the quality of construction of apartments and other buildings completed and delivered to buyers and customers.

b) Within the framework of contracts for the purchase of land and land rights, there are commitments, some of which are secured, made by the Company and subsidiaries to the sellers of the rights to execute the building plans and deliver apartments in the buildings to be constructed under the agreements.

c) Legal and other claims have been filed against the Company and some of its subsidiaries, mainly with respect to building and real estate transactions, in connection with which there are differences of opinion between the parties regarding the terms of execution and/or interpretation of the said transactions. The total amount of the claims and demands is NIS 104 million and provisions in the amount NIS 21 million (consolidated) have been made in respect thereof. These provisions were made based on, among other things, opinions received from the legal advisors of the companies involved. In the opinion of Company management, the total amount of the provisions is sufficient and constitutes adequate coverage for the above-mentioned claims.

d) (1) In 1990, the Company acquired the Diplomat Hotel in Tel-Aviv (presently the Crowne Plaza Tel-Aviv). The purchase agreement stipulated, that should the Company obtain, from the authorities, a permit to convert the hotel into an apartments hotel, it will pay the sellers an additional $5 million. Following negotiations between the parties and in order to settle their disputes, a supplementary agreement was signed in 1993, under which the Company paid to the sellers an additional $2 million, in consideration of various benefits received in respect of the said hotel.

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

1. Construction and real estate (cont'd)

d) (1) (cont'd)

In December 1996, the Company received a demand from the sellers' representative, backed by various contentions whereby, notwithstanding the aforesaid supplementary agreement, the sellers claimed entitlement to additional sums from the Company in respect of the acquisition, including damages which they sustained due to non-payment of such amounts to date. In this connection, the sellers seek to invoke the arbitration clauses in the original agreements in order to determine the compensation that the Company should pay them.

The Company believes that it has acted properly under the signed agreements and that the sellers' claims are groundless. However, under the circumstances, and considering that the matter has been referred to arbitration, it is unable, at this stage, to predict the ultimate outcome of the matter.

(2) The hotel was purchased with building deviations. In April 1995 a new plan of the City Planning Commission was approved which legalized the building deviations and permitted the transfer of 50% of the hotel room space to an apartments hotel. As at the balance sheet date, neither the revised building permit approving the building deviations, nor the approval to the change of designation of part of the hotel room area to that of an apartment hotel, had yet been received.

In 1999, the Tel-Aviv Municipality issued a payment demand for Land Betterment Levy, in respect of realization of the rights under the new City Planning Commission plan, in connection with the application for a building permit which had been submitted. The payment demand is in the amount of NIS 6,195 thousand, as of April 25, 1995, and it relates to both the approval of the building deviations as well as the change of designation of some of the hotel rooms to an apartments hotel. The Company and its subsidiary forwarded the said payment demand, in full, to the sellers of the hotel, since they maintain, that in accordance with the purchase contract, the liability to pay Betterment Levy, to the extent that such obligation exists, is that of the sellers. In the opinion of the management of the Company and of Hotels, the Company will not be subject to any liability in respect of the said levy.

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

1. Construction and real estate (cont'd)

e) Other contingent liabilities are as follows –

	Consolidated		Company	
	December 31		December 31	
	2002	2001	2002	2001
Balance of guarantees given to banks and to others in respect of investee companies	**298,503**	263,874	**830,235**	557,288
Liabilities for guarantees given by banks to purchasers of apartments under the Sales Law (Apartments) (Securing Investments of Apartment Purchasers) – 1974	**301,075**	404,462	**118,366**	175,848

f) As at December 31, 2003, the backlog of contracts for construction and contracting projects amounted to (consolidated) NIS 1,117 million. Contracts entered into during the year totaled NIS 363 million.

g) The Company has issued guarantees, unlimited in amount, in favor of banks, on behalf of Afriram Ltd. – the total of the guaranteed liabilities as at the balance sheet date is NIS 21 million

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

1. Construction and real estate (cont'd)

h) A significant portion of a subsidiary's employees are foreign workers, which it employs based on its needs and on whose employment it is dependent. Employment of foreign workers is subject to the obtaining of a permit from the Government Employment Service and fulfillment of conditions provided by the government.

As part of these conditions, in December 2002, the Government decided to impose a charge for every foreign worker employed via a permit, and recently it began imposing tax on the employment of foreign workers. In addition, the Government gave notice of its intention to increase the rates of the charges and taxes on the employment of foreign workers in the future. These factors materially increase the cost to the subsidiary of employing the foreign workers.

Pursuant to the Government's policy to reduce the number of foreign workers, the Ministry of Labor and the Immigration Police have commenced harsh enforcement measures, in the framework of which, among other things, on May 28, 2003, charges were filed against a subsidiary of the subsidiary, the Company's CEO (in his position as CEO of the subsidiary) and an employee of the subsidiary, wherein they were charged with violations involving the illegal employment of foreign workers as well as other offenses pertaining to the employment conditions of the workers. In addition, on February 3, 2004, revised charges were filed in the District Labor Court in Tel-Aviv against the subsidiary, a director of the subsidiary and an employee of the subsidiary alleging unlawful employment of a person not in accordance with a permit. Employment of foreign workers without a permit could trigger stiff criminal sanctions, including fines amounting to thousands of shekels for each day a foreign worker is employed without a permit, cancellation of permits already given for employment of foreign workers, and the taking of measures against the registration of the contractor in the Contractors' Registry.

Pursuant to the Government's policy, the Employment Service continued to significantly cutback the number of permits for employment of foreign workers issued to contractors. In 2004, permits for employment of 20,000 workers were issued, compared with 30,000 in each of the years 2002 and 2003.

During the year, the subsidiary received an allocation of permits for employment of foreign workers for 2003, which is significantly less than the number it requested based on its needs.

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

1. Construction and real estate (cont'd)

h) (cont'd)

In addition, the subsidiary has not yet received a credit for "deserters" (foreign workers who left their legal employers) in the amount it requested in order to realize a portion of the permits it was issued for bringing in new workers. Therefore, the subsidiary filed an administrative petition in an attempt to force the Population Manager to credit it for all the "deserters" registered in its name. On May 26, 2003, a judgment was handed down in respect of all of those petitions, in the framework of which the Court transferred the decision on this matter to the Minister of the Interior, while recommending to the Minister to adopt the petitioners' approach. In addition, with the consent of the respondents, an interim order was issued pursuant to which, the petitioners, including the subsidiary, are permitted to employ a number of foreign workers which is equal to the quota of permits they were issued, while ignoring the number of the "deserters" registered in their names, this being based on conditions determined between the parties.

Despite this interim order, due to the Israeli Government's "closed skies" policy, the subsidiary is not able to fully utilize the quota of permits it was issued.

Under these circumstances, on July 24, 2003, the subsidiary filed a petition with the Supreme Court, sitting as the High Court of Justice, requesting that the Government of Israel and the Minister of the Interior be required to allow it to bring foreign workers to Israel, so that it will be able to fully utilize the quota of permits it was issued for employment of foreign workers. On December 29, 2003, a hearing was held on the subject matter of the petition itself. At the end of the deliberations, the Court notified that the decision on the petition will be handed down in the near future.

The shortage of foreign workers in the industry, along with the other matters described above, resulted in, among other things, a significant increase in the employment cost of these workers (whose compensation is also affected by fluctuations in the dollar exchange rate) and an adverse effect on execution of the projects. In light of this and as stated above, the foreign workers matter has a material adverse effect on the subsidiary's activities.

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

1. Construction and real estate (cont'd)

i) Cross Israel Highway Project

During June–December 2003, the company received a number of demands for Municipal Tax with respect to Highway 6 from Local Councils along the length of the Highway, in an aggregate amount of NIS 30 million, in respect of certain sections and for certain periods. As a result of receipt of the aforementioned demands, on July 14, 2003, Derech Eretz filed an administrative petition with the District Court of Tel-Aviv sitting as a Court for Administrative Matters, wherein the Court was requested to declare that the demands for payment of Municipal Tax with respect to Highway 6 are null and void.

Derech Eretz's principal contention is that Highway 6 is not subject to Municipal Tax due to an express provision in the Law (Municipal Tax Ordinance) which excludes a street (including a highway and a road) from those assets which are subject to Municipal Tax. Furthermore, Derech Eretz raises additional arguments in connection with the demands received, including the extreme unreasonableness of the actions of the Authorities, exceeding and abuse of authority and exemption of a public lot.

On January 7, 2004, the Economic Policy Law for the 2004 Fiscal Year (Legislative Changes), 2004, was passed by the Knesset, which amended the Municipal Ordinance in such a way that the definition of "road" which is exempt from tax also includes a toll road.

On January 27, 2004, a hearing was held on the petition. Representatives of the local councils agreed to cancel the charge notices sent to Derech Eretz, except for the charge notice at the end of 2002, in the amount of NIS 600,000, which was sent by the Shoham Regional Council and the petition was cancelled with no order for expenses.

Derech Eretz intends to submit a new petition against the remaining charge.

In the opinion of the Management of Derech Eretz and its legal advisors, the new petition's chances of success are good.

As at the approval date of the financial statements, legal claims in a total amount of about NIS 14 million, demands of the state in a total amount of about NIS 33 million and demands of the partners, with respect of work performed by them as subcontractors in a total amount of about NIS 17 million, have been filed against the Partnership (which is constructing the Cross Israel Highway), with respect to work performed in the project. Provisions in the amount of about NIS 5.4 million have been made in respect thereof by the Partnership.

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

1. Construction and real estate (cont'd)

i) Cross Israel Highway Project (cont'd)

In the assessment of Partnership Management based on, among other things, an opinion of its legal advisors and engineer's opinion in respect of part of the above-mentioned demands, the total amount of the provisions is sufficient and constitutes adequate coverage for the above-mentioned legal claims and demands.

During the year of the report, the Partnership reached an agreement with the partners, in all material aspects, regarding the amount of the payment for settling their demands with respect to execution of work in the Project. A provision was included in the Partnerships books in respect thereof.

j) The Company and a subsidiary has a number of transactions with holders of rights in connection with agricultural lands leased from the Israel Lands Administration, which relate to Decisions 717 and 727 of the Israel Lands Council (hereinafter – "Decisions 717 and 727").

On August 29, 2002, a decision was rendered by the Supreme Court sitting as the High Court of Justice which is known as "the East Keshet Ruling", pursuant to which, among other things, Decisions 717 and 727 were cancelled for the reasons set forth in the decision. According to the decision, transitional rules must be formulated which will determine which transactions may not be executed in light of the cancellation of Decisions 717 and 727, and which transactions may be realized.

Due to the above-mentioned decision, a committee was appointed by the Israel Lands Administration to formulate recommendations regarding the transitional rules. The committee published its recommendations in October 2002 and, as a result, on December 11, 2002, the Israel Lands Council appointed a special committee, headed by Attorney Moshe Nisim, to prepare the transitional rules as required by the Court's East Keshet Ruling (hereinafter – "the Nisim Committee"). The Nisim Committee submitted its conclusions in May 2003, and after additional discussions were held regarding the matter, transitional rules were finally formulated by the Israel Lands Administration together with the State Attorney General, which were approved by the Israel Lands Council on September 2, 2003.

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

1. Construction and real estate (cont'd)

As a result of approval of the transitional rules, the Company and the rights holders agreed to cancel a number of transactions, while in connection with certain transactions the Company and the rights holders are deliberating their cancellation whereas with respect to other transactions the Company and/or the rights holders have submitted a demand to the Israel Lands Administration to realize them in accordance with Decisions 717 and 727. At the present time, the Israel Lands Administration has not responded to the demands as stated, and in the present state of things there can be no legal certainty regarding realization of the transactions.

At this stage, Company Management is not able to assess the impact of the Supreme Court's East Keshet decision and the transitional rules, on its financial position and its results of operations.

2. Textiles

a) There are various legal claims and demands against Gottex made by sales agents, subcontractors, suppliers, employees, etc.

As at the balance sheet date, the total amount of the claims comes to NIS 820 thousand, with respect to which Gottex has set up a provision in the amount of NIS 442 thousand. Management believes the aforementioned provision is adequate in the circumstances.

b) Gottex and the Company have jointly and severally guaranteed the liabilities to a U.S. bank of Gottex Models Corporation, USA, which was established in January 1998 and which is wholly-owned by Gottex. Such liabilities amount to US$75 thousand. In addition, Gottex has provided indemnity to a shareholder of Gotex Industries Inc., should the shareholder be sued in respect of the said company.

c) Gottex has provided a bank guarantee, in the amount of approximately NIS 1.3 million, to Industrial Buildings Company Ltd., to secure the payment of rent. In addition, Gottex has provided various bank guarantees to the Customs Authority and others, in the amount of NIS 593 thousand.

d) As part of the acquisition of Gottex, the Company guaranteed all the liabilities of Gottex to Israeli banks to which, as at December 31, 2003, Gottex owes NIS 170 million. As at the balance sheet date, Gottex had a capital deficiency of NIS 58 million.

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

3. Hotel Operations

a) As part of the agreements relating to acquisition of the Hilton Hotel in Jerusalem (the present Jerusalem Crowne Plaza), a subsidiary undertook to indemnify the hotel's former owners and others, the companies that managed the hotel, as well as directors and other executives, against claims that may be filed against them, if any, that are related to the business of the hotel and the liabilities thereof relating to the period prior to transfer of possession thereof. In the estimation of the subsidiary's management, the company is not materially exposed in connection with the above commitment for indemnity, and it is not aware of any intention to make any demands on it for indemnification as stated.

b) Legal claims have been filed against hotel subsidiaries by employees, guests and suppliers, in the total amount of NIS 1,350 thousand. Based on the opinion of their legal advisors, the managements of these companies have recorded provisions in the total amount of NIS 482 thousand which, in their estimation, are adequate to cover these claims.

c) In 1995, a hotel subsidiary was requested to pay NIS 1 million (in historical terms) as its participation in building a wharf near the hotel in Eilat, as well as various other liabilities. This subsidiary undertook to participate in such expense under certain conditions, in the amount of $250 thousand, and rejected the additional financial demands. As at the balance sheet date, construction of the wharf has not yet begun, and no provision has been included in the financial statements in respect of this demand.

d) In the course of building a hotel on the shores of the Dead Sea, which is included in the financial statements as part of a proportionately consolidated partnership, certain construction work was carried out at a depth lower than that stipulated in the City Building Plan, in accordance with which the building permit for the hotel was issued. In respect of this construction, the hotel company and the other partner made a commitment to a third party that they will not demand or claim from the latter compensation or indemnification or any other payments in respect of damage or losses that may be caused as a result of actions taken by the third party that will bring about a rise in the water level in the area. They have also undertaken toward other parties (the local authorities) that they will assume full responsibility for construction of the hotel and for any direct or indirect damage that may be caused to them, as well as to the hotel and its foundations, and will indemnify them in respect of any payment or claim related to the above.

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

3. Hotel Operations (cont'd)

(d) (cont'd)

The State of Israel recently gave notice that it intends to begin Stage B of the work protecting against a rise of the water level of the Dead Sea and the Partnership will be required to participate, along with the rest of hotels and the Local Council, based on its relative proportion.

The insurance company does not include in the insurance policy damages caused by the "swallowing" occurrence in the Dead Sea area.

e) The investment plan for construction of another hotel in Eilat received Approved Enterprise status, in accordance with law. This status entitles the company to grants and tax benefits.

In the agreement for acquisition of the said hotel from its previous owners, it was provided that an essential condition of the sale is the prior consent of the Investment Center, for assignment of the Letter of Approval to the purchaser. As at the balance sheet date, the Investment Center's consent to this has not yet been received.

Should the other hotel in Eilat not meet the conditions stated in the Letter of Approval, after assignment thereof to the purchaser, the hotel might be required to refund to the Investment Center grants received by its previous owners.

f) At the end of the year, a subsidiary acquired an additional 50% of P.D. Hotels Ltd., such that as at the balance sheet date, the subsidiary holds 100% of the shares of P.D. Hotels Ltd. Up to the date of acquisition of the additional 50%, P.D. Hotels Ltd. was consolidated by means of a proportionate consolidation.

In consideration for the acquisition, the subsidiary paid NIS 1,288 thousand in cash plus it undertook to make annual payments deriving from the hotel's total revenues over a period of 10 years. The estimate of the payments for the upcoming years is presented in the subsidiary's financial statements at the present value thereof, discounted at the rate of 4.5%, in the total amount of NIS 5,660 thousand.

g) A proportionately consolidated partnership of a subsidiary gave bank guarantees to Israel Lands Administration, in the amount of NIS 7.8 million, linked to the CPI in respect of September 2003, valid up to and including February 6, 2004. Subsequent to the balance sheet date, the guarantees were renewed for an additional period of three months.

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

4. Communications

a) As part of the purchase agreement, the communications subsidiary undertook, among other things, to undertake certain claims that were initiated against the seller.

b) (1) The communications subsidiary is obligated to pay royalties to the Israeli government in respect of its revenues from sales of research and development products developed with grants received from the government. The royalties constitute 3.5% of the aggregate revenues from the sales of the aforementioned products, up to an amount of 100% of the abovementioned grants.

(2) The communications subsidiary is obligated to pay royalties to third parties in respect of products, patents or technology used in some of the products of the communications subsidiary. These royalties are based on the sales of systems or product families that contain the aforementioned products, patents or technology, and are paid, either at a fixed amount for each unit sold, or as a percentage of the sales price of the system or product family.

(3) The communications subsidiary has provided guarantees in the amount of NIS 32 million.

c) In August 2003, Media Most, Overseas Media and Inter TV filed a petition in the Supreme Court sitting as the High Court of Justice, against the Council for Cable and Satellite Broadcasts (hereinafter – "the Council"), wherein it was requested to cancel the Council's rules from 2002, pursuant to which every channel which designates its broadcasts to the Israeli public, whether the source thereof is inside or outside of Israel, is covered by the prohibition against advertising on the channels broadcast on cable and by satellite. The petitioners operate a Russian language channel which is broadcast outside of Israel and which competes with an affiliated company in the sale of advertising to local companies. In light of the important consequences of the petition on its activities, the affiliated company requested to join as a respondent and its request was granted by the Court. In October 2003, the affiliated company filed a petition with the Supreme Court on its own behalf in the same matter against the Minister of Communications, the Council and others, wherein the Court is requested, among other things, to instruct the Minister and the Council to enforce the provisions of law which forbid the broadcast of advertisements on channels received in Israel by satellite and on channels broadcast on cable and satellite platforms, on the Russian channels RTVI and ORT. The hearing of the two petitions was consolidated.

On January 21, 2004, a hearing was held on the two consolidated petitions, where it was agreed to hear them as if a conditional order had been issued. The petition files were transferred for the preparation of a court decision. It is not possible to estimate when the decision on the petitions will be handed down.

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

4. Communications (cont'd)

(c) (cont'd)

In the meantime, on February 13, 2004, a third petition was filed with the Supreme Court with respect to advertising on the Russian channels, by the Rodina Company, which operates the ORT channel which is broadcast in Israel. In this petition, the Court is requested to instruct the Council to cancel its decision of December 31, 2003, which forbids the broadcast of the advertisements on this channel, and to cancel the rules forbidding the broadcast of non-Israeli source advertisements. Together with this petition, a request for an interim order was also filed, which will prevent implementation of the Council's decision. This request was rejected by the Court in a hearing held on March 17, 2004. In addition, the Court decided to stay the hearing on the petition until after the decision is rendered on the Media Most petition, due to the similarity of the legal questions presented in the two petitions.

Should the aforementioned rules be cancelled, the affiliated company is likely to suffer financial consequences, due to increased competition from channels broadcast from outside of Israel.

d) Pursuant to the Telecommunications Law (Bezeq and Broadcasts), 1982, the cable companies are required to broadcast the programs of the designated channels to their subscribers, including the programs of the affiliated company. The Minister of Communications is also permitted to order the satellite company to broadcast to its subscribers the programs of the designated channels, and so it did in connection with the affiliated company. The Law provides that the cable companies are entitled to demand a "reasonable price" (cost plus a reasonable profit) for broadcast of the programs over their systems, and absent agreement of the parties with respect to the price, the Minister of Communications is to decide, within one year of the request thereto (it is noted, that a similar provision does not exist in connection with the satellite company, however the satellite company believes that it is also entitled to a "reasonable price" for use of its infrastructures). Inasmuch as the parties did not agree with respect to the price to be paid to the cable and satellite companies for broadcast of the channel over their systems, the Minister determined, in an interim decision, that the affiliated company shall pay each of the four companies the amount of NIS 250,000 and, at the same time, bank guarantees shall also be deposited with the Ministry of Communications in favor of each of the four companies in the amount of NIS 250,000.

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

4. Communications (cont'd)

(d) (cont'd)

e) In August 2002, DBS Satellite Services Ltd. (hereinafter – "YES" (its trade name)) filed a petition with the Supreme Court sitting as the High Court of Justice, against the Council, where an affiliated company is also included as an additional respondent in the petition. The subject matter of the petition is the Council's decision to instruct YES to make Channel 9 on its broadcasting platform available to the affiliated company (as well as Channel 24 for the Israeli music channel). The affiliated company submitted its response to the petition and to the interim petition included therein. On September 11, 2002, the Supreme Court decided to issue a conditional order to the Council to show cause why the Court's decision should not be cancelled. On the other hand, the Court refused to issue an interim order in favor of the petitioner. On January 20, 2003, a hearing was held on the petition. The Court has not yet provided its decision. Based on the present situation, YES must comply with the Council's rules to make Channel 9 available for the broadcasts of the affiliated company, however, if the Supreme Court ultimately decides to turn the conditional order into a final order, it is possible that the affiliated company will have to change the position of the channel on the satellite's platform, a change which is likely to have financial consequences.

5. The Alon Israel Oil Company

a) During 1999, the Restrictive Practices Authority (hereinafter – "the Authority") started an investigation in connection with the existence of a cartel among the various gas companies in Israel. Until now, the Authority has questioned a number of former employees of a subsidiary of Alon and has taken some of the subsidiary's documents. On September 18, 2003, the Authority's legal counsel notified Alon's subsidiary that there is a recommendation to file charges against the subsidiary and its former senior managers along with other parties, with respect to violations of the Restrictive Practices Law. The subsidiary has been given a chance to assert its contentions regarding the filing of the charges. The subsidiary's management does not know what steps the Authority will take as a result of the investigation and, accordingly, it is unable to evaluate the impact (if any) of the investigation on the subsidiary's business.

b) In April 1999, representatives of the Restrictive Practices Authority (hereinafter – "the Authority") started an investigation in the offices of the Blue Square. To the best of the knowledge of the Blue Square's management, the investigation was started based on a suspicion of the existence of a cartel among the large supermarket chains and food suppliers. In addition, the Blue Square's CFO and other senior employees were investigated. The Authority is continuing its investigation of the Blue Square and it made additional investigations in its offices.

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

5. The Alon Israel Oil Company (cont'd)

(b) (cont'd)

In May 2003, the Supervisor of Restrictive Business Practices (hereinafter – "the Supervisor") gave notice to The Blue Square with respect to the investigation's findings. On the same date, the Supervisor published a document detailing his opinion regarding the course of the commercial dealings between large suppliers and large supermarket chains, including The Blue Square and its subsidiary. The document also includes the Supervisor's findings regarding the course of the commercial dealings which were revealed during the investigation and which reduce the competition in the food industry. The said document, which was published to the public, does not include a focused reference to The Blue Square or to its subsidiary. The Supervisor also notified that the question whether to take enforcement measures against the relevant parties will parties will be examined separately. In August 2003, The Blue Square submitted its comments in respect of the said document. To best of the knowledge of The Blue Square's management, other supermarket chains submitted additional comments regarding the said document; the Supervisor has not yet responded to the aforementioned additional comments.

In the estimation of Alon's management, based on, among other things, the opinion of The Blue Square's legal advisors, it is not possible at this stage to assess the impact, if any, of the results of the investigation, the Supervisor's findings and his position regarding the commercial dealings between the suppliers and the supermarket chains on the operations of The Blue Square.

6. Liability of Directors and Senior Officers

a) The Company and some of its subsidiaries, after approval by their General Shareholders Meetings, amended their Articles of Association, in such a manner as to enable them to provide indemnification and liability insurance for directors and other officers. The said companies insured the liability of their directors and officers, as noted, in amounts of up to US$30 million per claim and in total. This amount was approved at an Extraordinary General Meeting of the Company held on August 4, 2003 and is valid up to March 31, 2004.

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

6. Liability of Directors and Senior Officers

b) On July 7, 1999, the General Shareholders Meeting of the Company approved the granting of indemnification as follows:

(1) To grant to all officers of the Company, each one individually, subject to the provisions of all laws, an undertaking, in advance, to indemnify him in respect of any monetary obligation that may be imposed upon him in respect of any of the following:

1.1 Any monetary obligation that may be imposed upon an officer, in favor of any other person, on the basis of a court judgment, including a compromise judgment or an arbitration decision approved by a court of law, in respect of any act that he performed or is to perform, in his capacity as an officer of the Company and/or of a subsidiary or of a related company of the Company and/or of another company in which the said officer acts as an officer, in his capacity as an officer of the Company.

1.2 Reasonable litigation costs, including lawyers fees, which he will pay or which a court of law will require him to pay, in respect of legal proceedings filed against him by the Company, or on its behalf by another person, or in respect of a criminal charge from which he was exonerated, all of which arose due to an act that he performed or is to perform in his capacity as an officer of the Company and/or of a subsidiary or of a related company of the Company and/or of an other company in which the said officer acts as an officer, in his capacity as an officer of the Company.

(2) The undertaking of the Company to indemnify the officers will apply only in respect of a monetary obligation and/or expenses that may be indemnified according to law.

(3) The aggregate amount of the indemnification which the Company will pay in respect of a monetary obligation as described in Section 1.1 above relating to a single set of events, in respect of the letters of indemnity which will be issued to all of the Company's officers, will not exceed the NIS equivalent of US$20 million, and the overall aggregate amount of the indemnification that the Company will pay, in respect of a monetary obligation as described in Section 1.1 above, relating to all sets of events, in respect of the letters of indemnity which will be issued to all of the Company's officers will not exceed the NIS equivalent of US$60 million.

(4) The terms of the indemnification are described in detail in the text of the letter of indemnification that was approved by the General Shareholders Meeting of the Company.

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

6. Liability of Directors and Senior Officers (cont'd)

(4) (cont'd)

On February 16, 2000, Danya also decided (after receiving the approval of its Board of Directors and of its General Shareholders Meeting) to grant to its directors and the other officers of Danya (hereinafter – "Officers") to each of them individually, subject to the provisions of all laws, an undertaking, in advance, to indemnify any Officer in respect of any monetary obligation which will be imposed upon him and in respect of reasonable litigation expenses directly or indirectly relating to a prospectus published by Danya together with Africa Israel Residences Ltd., offering securities to the public, in respect of any of the events described in 1.1 and 1.2 above. The aggregate amount of the indemnification which Danya will pay in respect of the letters of indemnity, which will be issued to all of its Officers, will not exceed the lower of the two following amounts:

1. The amount of the overall gross proceeds in respect of the securities being offered by Danya and by Africa Israel Residences Ltd. under the prospectus, including the proceeds which will be received upon the exercise of convertible securities offered to the public under the prospectus, by Danya and by Africa Israel Residences Ltd.

2. The NIS equivalent of US$20 million.

At an Extraordinary General Meeting of Danya held on January 30, 2001, it was resolved that an undertaking be given to the directors and other officers to indemnify them up to an amount of US$10 million.

7. Subsidiaries and proportionately consolidated companies and an affiliated company undertook to comply with certain financial ratios. As at the balance sheet date, 5 companies were not in compliance with these financial ratios –

– A subsidiary that received credit from banks in the amount of NIS 35 million, which is included in the consolidated balance sheet in the current liabilities section, was not required by the lending banks, as at the signing date of the financial statements, to changes the repayment dates.

Note 21 - Contingent Liabilities and Commitments (cont'd)

A. Contingent Liabilities (cont'd)

7. (cont'd)

- A subsidiary that received credit from a bank, which as at the balance sheet date amounts to NIS 46 million (NIS 16 million in the current liabilities section and NIS 30 million in the long-term liabilities section), reached an understanding with lending bank in the framework of which the Company will provide an additional guarantee in the amount of US$1 million, and the financial commitments will be updated and, as a result, the bank did not demand repayment of the credit it granted.

- A proportionately consolidated company that received loans from banks, which as at the balance sheet date amount to NIS 31 million, received a warning letter from the lending banks in respect of violation of the credit agreements and, therefore, the loans were presented in the current liabilities section in the consolidated balance sheet.

- A proportionately consolidated company that received loans from a bank, which as at the balance sheet date amount to NIS 19 million, in the consolidated balance sheet was not required by the lending bank to changes the repayment dates. Due to the violation of the financial ratios, the loans were classified in the current liabilities section in the consolidated balance sheet.

- An affiliated company that received credit from a bank, which as at the balance sheet date amounts to NIS 20 million, and which is classified in the affiliated company's current liabilities section, was not required by the lending bank, as at the signing date of the financial statements, to changes the repayment dates of the credit. The affiliated company intends to make changes in the manner of its operations which are expected to improve its operating results and cash flows. The affiliated company's shareholders are providing a significant portion of the necessary financing for its activities and, in addition, the Company committed to support financially the affiliated company's activities.

In addition, a proportionately consolidated partnership of a subsidiary and an affiliated company committed to maintain certain financial ratios and, as at the balance sheet date, the proportionately consolidated partnership and the affiliated company are in compliance with these financial ratios.

Regarding financial ratios relating to Derech Eretz Highways (1977) Ltd. (Cross Israel Highway), see Note 2(D)(9), above.

Note 21 - Contingent Liabilities and Commitments (cont'd)

B. Commitments

1. Construction and Real Estate

a) In October 1994, a subsidiary entered into an agreement for the acquisition of 45% of the shares of a company engaged, primarily, in the initiation of a project for the construction of a commercial and community center in Haifa. The subsidiary also undertook to extend to the above company a loan in the amount of NIS 12 million, linked to the CPI and bearing interest at an annual rate of 3%. During the year of the report, the company made an additional loan, on identical terms, in the amount of NIS 922 thousand. As at the balance sheet date, an amount of NIS 3.4 million remains to be paid in respect of the above-mentioned loans.

b) Regarding commitments of investee companies in Israel and abroad – see Note 2B.

c) There are commitments towards local and other authorities, kibbutzim, contractors, planners and consultants, and contingent commitments for cooperation in the development of land and payments in respect of evictions and performance of development and construction work. In addition, there are agreements with purchasers of apartments, shops and buildings and commitments for their completion and delivery to the purchasers in the ordinary course of business of the member companies of the Africa Israel Group (including in the framework of joint ventures).

2. Textiles

a) At the end of 1992, Gottex signed a lease with Industrial Buildings Ltd. for the lease of a building of an area measuring approximately 11 thousand sq. m., which is located in the new industrial area of Or Yehuda. The lease expired in 2003. In 2003, an agreement was signed to extend the original lease agreement for another five years. Gottex has an option to purchase the building during the entire period of the lease term.

The exercise price of the option is approximately US$8.7 million, part of which is linked to the CPI, and part of which is linked to the U.S. dollar exchange rate.

Gottex and Industrial Buildings Ltd. signed an agreement on March 26, 2001 pertaining to the claims each one filed against the other, and which claims were subsequently cancelled as a result of the aforementioned agreement, whereby Industrial Buildings Ltd. would pay to Gottex an amount of U.S.$ 1,300 thousand in two payments. An amount of U.S.$ 300 thousand was paid 30 days after the signing of the agreement, and the balance would be paid at the end of the rental period.

Gottex is bound by a number of lease contracts, including the one mentioned above, under which it lease various real estate items. Gottex's liability for the years 2004–2007 in with the lease contracts as stated, is NIS 2,352 thousand. In 2008, this liability is NIS 2,280 thousand.

Note 21 - Contingent Liabilities and Commitments (cont'd)

B. Commitments (cont'd)

2. Textiles (cont'd)

b) In February 2003, an agreement was signed between Gottex Trademarks and the Spanish group, Inditechs, (hereinafter – "Inditechs"), which is a manufacturer of the Zara and Pull & Bear lines, and which is granting the franchises, pursuant to which Gottex Trademarks will be granted the franchise for selling the Zara and Pull & Bear merchandise in Israel, for a period of five years. The franchise agreements provide, among other things, that in consideration of the franchise, Gottex Trademarks shall pay royalties to Worldwide Zara and the Spanish company at a rate of its total sales as provided in the agreement.

In September 2003, an agreement was signed between Gottex and the Temporary Receiver of Klil Yofi Model Ltd. and Gidon Uberzon Beachwear Ltd. (hereinafter – "the Selling Companies"), pursuant to which Gottex will purchase from the Selling Companies inventory, fixed assets, trademarks, goodwill and other assets, for a consideration of U.S.$1,300 thousand plus 4% of sales of bathing suits and beachwear designed or which will be designed by Mr. Gidon Uberzon, for a period of 5 years from October 1, 2003, up to the amount of U.S.$1,175 thousand. Gottex and Generique Q. Holding B.V. provided guarantees, in the amount of U.S.$587 thousand each, in order to assure the amount of the minimum payment.

The first payment is to be made in January 2005. The long-term liability is presented in the financial statements based on a discount rate of 4%.

Gottex and Mr. Gidon Uberzon signed an agreement pursuant to which Mr. Uberzon will be the exclusive provider of design and planning services, consulting with respect to manufacturing and marketing matters, assistance in promotion of sales and advertising of products and provision of management services to the design department. In exchange, Gottex is to pay to Mr. Uberzon amounts at a certain rate of the total sales. The aforesaid agreement is effective for a period of 5 years.

Gottex Trademarks conducted negotiations with the owners of the shopping malls which are leasing out the Zara and Pull & Bear stores and signed lease and assignment agreements in respect of the branches, in the framework of which the shopping mall owners were given various collaterals, including guarantees of Gottex, for satisfaction of the liabilities of Gottex Trademarks based on the lease and management agreement.

The minimum lease rentals (not including additional amounts calculated as a percentage of the total sales), linked to the CPI or the U.S. dollar, which the partnership committed to pay in the framework of the long-term lease contracts covering the stores, amount to NIS 85,629 thousand.

Note 21 - Contingent Liabilities and Commitments (cont'd)

B. Commitments (cont'd)

3. Hotel Operations

a) Hotels has signed a number agreements with the Holiday Inn Worldwide chain that govern the rights and obligations of the companies of the Hotels Group, with respect to the operation of the chain's hotels in Israel and in the West Bank (hereinafter the – "Territory"), as detailed below:

(1) Development Agreement

A development agreement, in accordance with which Hotels was granted exclusivity in the management of the "Holiday Inn" hotels in the Territory.

Operation of the hotels in the Territory under the various trade names of "Holiday Inn" shall be effected after signing a specific franchise agreement for every hotel. Under the development agreement and franchise agreements, various payments are required and various benefits and discounts are granted. The period of the agreement runs until April 2004. In the opinion of the subsidiary's management, it meets all the terms of the agreement as amended.

In the development agreement, the subsidiary undertook, inter alia, to refrain from opening any hotel belonging to any other hotel chain.

Hotels also undertook, in the development agreement, to indemnify Bass International Holdings N.V. (hereinafter – "BIH"), its officers, employees, shareholders and related companies, in respect of any loss, liability, expense or payment which will be imposed upon them, in respect of any act of Hotels, or of any of its officers, employees, shareholders or related companies, in connection with this agreement, or with any of the hotels which will be opened as a result of the said agreement.

(2) Franchise Agreements

The franchise agreements with the Holiday Inn Worldwide chain are signed in respect of every hotel separately and, in principle, are similar to each other, with modifications as required. Under a franchise agreement, a hotel may, inter alia, operate under the trade name of "Holiday Inn", use the trademark and trade name "Holiday Inn" as well as the chain's international booking system. Failure to comply with the agreements signed separately with every hotel regarding these operations is a cause for revoking the franchise agreement.

The various franchise periods all end on March 31, 2007. In consideration for the franchise, Holiday Inn Worldwide is entitled to receive annual payments that include, mainly, royalties, marketing and booking fees at a certain rate of the revenues, as well as various commissions.

Note 21 - Contingent Liabilities and Commitments (cont'd)

B. Commitments (cont'd)

3. Hotel Operations (cont'd)

(a) (cont'd)

(2) Franchise Agreements (cont'd)

In the franchise agreement, restrictions were imposed on the transfer of rights in the share capital of the franchisee including the requirement to report to BIH all changes in the franchisee's share capital.

A franchise agreement may be cancelled by advance notice from the franchisee, as provided in the agreement, subject to the payment of agreed compensation. The foreign company with which the agreement was signed may cancel it in the case of its breach, under circumstances provided in the agreement.

b) A hotel subsidiary is a partner in a limited partnership, whose purpose is to construction a recreational attractions park in the City of Eilat. The share of the aforementioned company is 33.3% and its share in financing the partnership's investments is 38%.

The total investments budget is $24 million.

c) There are agreements between subsidiaries and third parties for managing and operating various hotels in Israel, in consideration for management fees that are based on fixed amounts and/or certain percentages of the gross profit.

d) A hotel subsidiary has an agreement with a foreign company in Russia owned by the Company (80%) for purposes of managing construction of a project in the City of Kislovodsky, pursuant to which the foreign company will serve as manager of the project, in exchange for a payment equal to 5% of the cost of the project.

4. Communications

a) In September 2001, an agreement was signed between the communications subsidiary and the Sprint Products Group (hereinafter – "SPG"), whereby SPG would purchase the products of the communications company and will sell and market the products under the Sprint brand name throughout the U.S.A. All of the existing agreements with distributors in the U.S. were assigned to SPG, except for the activity of the communications company with the U.S. government, regarding which it was stipulated in the agreement that a subsidiary of the communications company will act as a dealer for SPG.

The agreement is valid for a period of 4 years from its signing date, and includes extension options for an additional year each year, with the consent of the parties.

Note 21 - Contingent Liabilities and Commitments (cont'd)

B. Commitments (cont'd)

4. Communications (cont'd)

b) An agreement was signed between E.C.I. and the communications company regarding provision of certain services by E.C.I. to the communications company.

c) In October 2003, the communications company signed a lease agreement with the owner of the factory building and the offices which serve the communications company in Petach Tiqwa. The lease period begins on January 1, 2005 and ends on December 30, 2009. This agreement constitutes a continuation of the sublease agreement from E.C.I. which ends on December 31, 2004.

5. Investments In Hi-Tech

On March 17, 2000, the Company's Board of Directors approved the establishment of a venture capital fund called Af-Tech Ventures Ltd. (hereinafter – "Af-Tech"). The fund will concentrate and specialize in high-tech investments, including the direct investment in high-tech companies at various stages of development or investments in companies specializing in such investments, for example, venture capital funds or investment companies. The Company will endeavor to channel into Af-Tech's activities, the Company's present activities in Technological Incubators Kiryat Weizmann Ltd. The fund's investment budget will be approximately US$20 million for a two-year period.

In the beginning of 2003, the investments in the venture capital fund were sold from Af-Tech to the Company at a price equal to the balance of the investments on Af-Tech's books which, as at the date of the transfer, reflects the market value of the investments.

The company has a commitment to invest in the Jerusalem Global Funds. As at December 31, 2003, the balance of the company's commitment to invest in the Funds is $3.3 million.

As at the balance sheet date, the Company made adjustments to the value of its investments and, as a result, it recorded cumulative provisions for decline in value in an amount of NIS 9.5 million, in order to present the investments at their fair value, NIS 3.5 million of which in 2003.

Investments in venture capital funds and in start-up companies are subject to a high level of risk. This is due, inter alia, to the uncertainties surrounding not only the results of research and development operations, but also regarding the amount of the overall investment required to develop the products and the capacity to raise capital to fund ongoing activities. Additional uncertainties exist regarding the potential for the new products to achieve market penetration and the impact of technological advances on the level of demand for the products being developed.

The operations and success of the funds and of their portfolio companies are dependent upon factors that are outside the control of the Company.

Note 21 - Contingent Liabilities and Commitments (cont'd)

B. Commitments (cont'd)

6. Cross Israel Highway

The Management of Derech Eretz decided on an undertaking (through a wholly-owned subsidiary to be set up for this purpose) involving acquisition from the Partnership (which is constructing the Cross Israel Highway) the infrastructure work for fiber optic cables which was installed along the contour of the Highway. The amount of the undertaking is US$4 million. The transaction is subject to receipt of approval (which is technical only) from the Appointed Authority and from the lenders.

7. During the period of account, new sales contracts totalling NIS 286,556 thousand were signed. As at the balance sheet date, the aggregate value of sales contracts that had not yet been recognized as revenue amounted to NIS 109,052 thousand.

8. As part of the purchase of the shares of Dr Energy (1988) Ltd. (hereinafter – "Dor"), a partnership was set up, which provided bank financing for the purchase of Dor and which holds convertible debentures issued to it by Alon.

The Company is a limited partner, holding a 26% share of the partnership. Each party pledged its share of the partnership and its shares of Alon to guarantee the financing obtained by the partnership from the banking institution relating to the Alon transaction, with no mutual guarantees among the parties. The lien on the shares of Alon held by the Company is limited in amount to U.S.$ 4 million.

Note 22 - Revenues from Construction and Real Estate Transactions

	Consolidated		
	2003	**2002**	**2001**
Sales of residential apartments	**548,639**	321,754	269,803
Sales of lots	**112,930**	4,906	-
Contracting work (1)	**1,065,864**	1,102,142	843,036
	1,727,433	1,428,802	1,112,839

(1) Revenues from contracting work

Total per statement of operations	**1,065,864**	1,102,142	843,036
Adjustment of income from contract work which is recognized by "zero margin" method, net	**45,161**	53,961	66,876
	1,111,025	1,156,103	909,912

	Company		
	2003	**2002**	**2001**
Sales of residential apartments	**106,799**	118,481	122383

Note 23 - Earnings from

	Consolidated		
	2003	**2002**	**2001**
Revenues from broadcast of advertisements	**13,527**	-	-
Less – commissions to advertisers	**(3,623)**	-	-
Revenues from revisions of advertisements	**57**	-	-
	9,961	-	-

Note 24 - Net Earnings (Losses) from Investee Companies

	Consolidated		
	2003	**2002**	**2001**
Affiliated companies	**12,146**	16,963	23,259

	Company		
	2003	**2002**	**2001**
Subsidiaries	**91,752**	96,463	162,787
Affiliated companies	**(7,785)**	(11,944)	(15,432)
	83,967	84,519	147,355

Note 25 - Other Income

	Consolidated		
	2003	**2002**	**2001**
Commissions from franchisees	**1,689**	2,717	3,139
Management fees, technical supervision and sundry	**16,288**	14,840	15,500
Capital gains, net (A)	**11,682**	47,817	130,274
Income from Cross Israel Highway Project (B)	**16,633**	10,564	10,905
Gain on expiration of options	-	8,016	-
	46,292	83,954	159,818

	Company		
	2003	**2002**	**2001**
Management fees, technical supervision and sundry	**28,174**	25,955	23,552
Income from the Cross Israel Highway Project	**16,633**	10,564	10,905
Capital gains (losses), net	**47**	(253)	24
	44,854	36,266	34,481

(A) See Note 2D(21).
(B) See Note 2D(9).

Note 26 - Costs and Expenses on Construction and Real Estate Transactions

	Consolidated		
	2003	2002	2001
Land	**162,945**	51,233	50,129
Salaries and related expenses	**100,030**	111,306	101,372
Building materials	**164,489**	177,309	119,505
Subcontractors	**953,194**	803,879	592,803
Depreciation	**49,728**	48,466	42,049
Sundry	**106,134**	103,513	91,498
	1,536,520	1,295,706	997,356
Add – opening inventory	**16,580**	13,150	5,441
Less – closing inventory	**(27,429)**	(16,580)	(13,150)
Total as reflected in the statement of operations	**1,525,671**	1,292,276	989,647
Adjustment of costs of projects, the income from which is recognized by the "zero margin" method, net	**45,161**	53,961	66,876
	1,570,832	1,346,237	1,056,523

	Company		
	2003	2002	2001
Land	**13,798**	16,157	16,126
Subcontractors	**42,135**	43,324	54,567
Sundry	**20,882**	27,407	22,964
	76,815	86,888	93,657

Note 27 - Gross Profit on Construction and Real Estate Transactions

2003

	Construction projects initiated			Construction work in progress					
	Apartments for sale	Land	Total	Residential construction	Industrial & commercial construction	Infra-structure	Others	Total	Grand total
Revenues	435,709	112,930	548,639	467,685	181,365	520,062	9,682	1,178,794	1,727,433
Costs	329,761	51,449	381,210	463,496	178,547	494,369	8,049	1,144,461	1,525,671
Gross profit	105,948	61,481	167,429	4,189	2,818	25,693	1,633	34,333	201,762
Including provision for losses	3,162	-	3,162	24,285	-	-	603	24,888	3,162

2002

	Construction projects initiated			Construction work in progress					
	Apartments for sale	Land	Total	Residential construction	Industrial & commercial construction	Infra-structure	Others	Total	Grand total
Revenues	321,754	4,906	326,660	451,221	161,961	476,302	12,658	1,102,142	1,428,802
Costs	223,633	-	223,633	438,008	159,927	459,631	11,077	1,068,643	1,292,276
Gross profit	98,121	4,906	103,027	13,213	2,034	16,671	1,581	33,499	136,526
Including provision for losses	-	-	-	14,758	2,928	1,226	3,946	22,858	22,858

2001

	Construction projects initiated			Construction work in progress					
	Apartments for sale	Land	Total	Residential construction	Industrial & commercial construction	Infra-structure	Others	Total	Grand total
Revenues	269,803	-	269,803	395,462	88,368	351,529	7,677	843,036	1,112,839
Costs	204,439	-	204,439	367,216	82,760	328,902	6,330	785,208	989,647
Gross profit	65,364	-	65,364	28,246	5,608	22,627	1,347	57,828	123,192
Including provisions for losses	-	-	-	1,790	710	-	-	2,500	2,500

Note 28 - Expenses of Maintenance, Supervision and Management of Real Estate and Other Properties

	Consolidated		
	2003	2002	2001
Salaries and related expenses	**11,579**	13,343	13,379
Depreciation	**24,183**	25,612	24,490
Sundry	**60,890**	47,132	37,477
	96,652	86,087	75,346

	Company		
	2003	2002	2001
Salaries and related expenses	**5,486**	7,532	8,013
Depreciation	**3,779**	2,324	4,423
Sundry	**15,526**	16,047	10,816
	24,791	25,903	23,252

Note 29 - Costs and Expenses of Hotel Operations

	Consolidated		
	2003	2002	2001
Cost of services			
Salaries and related expenses	**61,003**	60,310	69,738
Food and beverages	**26,628**	23,853	29,098
Other expenses	**25,931**	27,503	35,657
	113,562	111,666	134,493
Unallocated operating expenses			
Salaries and related expenses	**23,462**	19,189	24,216
Energy	**13,309**	13,140	12,880
Property maintenance	**7,218**	6,933	8,007
Taxes and insurance	**13,317**	10,218	12,307
Advertising, marketing and public relations	**4,503**	4,769	6,052
General expenses	**9,229**	13,728	14,070
	71,038	67,977	77,532
Depreciation, amortization and usage fees	**29,897**	30,763	30,928
	214,497	210,406	242,953

Note 30 - Costs and Expenses in Industry

	Consolidated		
	2003	**2002**	**2001**
Cost of sales			
Materials consumed	**145,146**	117,730	45,290
Salaries, wages, and related expenses	**75,148**	69,385	36,823
Manufacturing expenses	**7,611**	11,620	5,887
Design and development, net	**3,193**	4,581	6,798
Depreciation	**6,021**	5,368	9,774
Other expenses	**18,625**	14,720	5,288
Royalties to the Chief Scientist	**4,019**	6,201	*1,067
	259,763	229,605	*110,927
Research and development costs, net			
Salaries and related expenses	**13,014**	14,031	1,574
Materials and components	**2,041**	2,437	192
Depreciation	**1,116**	449	103
Other development expenses	**4,700**	5,179	754
Grants from the Chief Scientist	**(2,475)**	(2,444)	-
	18,396	19,652	2,623
Selling and marketing expenses			
Salaries, wages, and related expenses	**29,912**	18,964	10,758
Commissions paid to agents and others	**11,328**	9,913	5,631
Advertising, exhibitions, and sales promotions	**9,427**	11,547	10,693
Rent and maintenance of stores and offices	**22,205**	1,268	3,762
Depreciation	**433**	600	*187
Other	**14,080**	15,043	*3,791
	87,385	57,335	*34,822
Administrative and general expenses			
Salaries, wages, and related expenses	**13,556**	11,648	4,494
Bad and doubtful debts	**1,077**	707	(1,070)
Depreciation	**2,095**	421	*55
Legal and professional fees	**1,048**	1,268	637
Office and other expenses (including amortization of goodwill)	**17,358**	17,351	*11,770
	35,134	31,395	15,886
Total	**400,678**	337,987	164,258

* Reclassified.

Note 31 - Costs and Expenses in Communications

	Consolidated		
	2003	2002	2001
Costs of producing broadcasts	**42,666**	-	-
Selling expenses	**2,504**	-	-
Administrative and general expenses	**7,617**	-	-
	52,787	-	-

Note 32 - Administrative and General Expenses

	Consolidated		
	2003	2002	2001
Salaries and related expenses	**15,495**	17,410	18,361
Directors' fees	**641**	712	859
Depreciation	**2,519**	1,573	3,700
Sundry	**15,876**	16,064	17,774
	34,531	35,759	40,694

	Company		
	2003	2002	2001
Salaries and related expenses	**14,787**	16,722	17,755
Directors' fees	**608**	682	826
Depreciation	**2,519**	1,550	3,663
Sundry	**15,851**	14,855	16,308
	33,765	33,809	38,552

Note 33 - Financing Expenses (Income), Net

	Consolidated		
	2003	2002	2001
With respect to long-term liabilities	**44,118**	33,550	80,838
With respect to short-term credit	**165,737**	58,594	(703)
From marketable securities	**(12,635)**	2,737	(7,171)
Other income	**(33,687)**	(49,956)	(22,354)
	163,533	44,925	50,610
Amount of net financing expenses capitalized to fixed assets	**84,657**	9,625	21,098
Total financing expenses	**78,876**	35,300	29,512

	Company		
	2003	2002	2001
With respect to long-term liabilities	**(3,383)**	1,094	16,962
With respect to short-term liabilities	**33,900**	-	-
From marketable securities	**(635)**	226	(4,184)
Income, net, from financial instruments	**(50,281)**	-	-
Other expenses (income)	**18,576**	(15,012)	(5,548)
	(1,823)	(13,692)	7,230
Amount of net financing expenses capitalized to fixed assets	**-**	-	2,182
	(1,823)	(13,692)	5,048

Note 34 - Amortization of Other Assets and Deferred Charges

	Consolidated		
	2003	**2002**	**2001**
Loss from decline in value of assets (1)	**3,595**	42,873	6,060
Amortization of other assets	**80**	551	1,032
Sundry	**958**	5,757	1,969
	4,633	49,181	9,061

(1) Regarding application of Standard No. 15 – see Note 1X(1)

	Company		
	2003	**2002**	**2001**
Sundry	**14,132**	5,757	1,917

Note 35 - Taxes on Income

A. Most of the Group companies in Israel are assessed under the Income Tax Law (Adjustments for Inflation), 1985, and the provisions for taxes and carryforward losses were computed in accordance with the said Law.

B. 1. The hotel subsidiaries are "Industrial Companies" as defined in the Law for Encouragement of Industry (Taxes), 1969 (hereinafter – the "Encouragement of Industry Law"), and are entitled to accelerated depreciation rates and other benefits pursuant to that law.

Commencing with 1997, the hotel subsidiaries file a consolidated tax return for purposes of reporting the income of some of the Group companies. According to the tax laws, losses incurred from the first year for which a consolidated tax return was filed may be offset between the companies, subject to certain limitations. Losses sustained in prior years may be deducted only against the income of the companies that incurred the losses.

2. The investment programs for construction, renovation, and establishment of some of the hotels were granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959 (hereinafter – the "Encouragement of Capital Investments Law"). Such approval entitles some of the related subsidiaries to grants and tax benefits and some of them only to grants. The benefits received are contingent on fulfillment of the conditions prescribed by the Law, the regulations promulgated thereunder and the Letters of Approval pursuant to which the investments were made. Up to the balance sheet date, the aforementioned subsidiaries are in compliance with all required conditions.

Note 35 - Taxes on Income

B. (cont'd)

3. Certain of the hotels of the subsidiaries, which are situated in locations such as Eilat, Tiberias and the Dead Sea, are entitled to tax reductions and benefits under certain laws.

4. The tax losses of the above-mentioned hotel subsidiaries, as of December 31, 2003, which are available for carryforward to subsequent years, amount to NIS 465 million. A deferred tax asset was not created in respect of the accumulated losses and other timing differences since there is not a high level of certainty that such losses will be utilized in future years.

C. 1. Gottex and its subsidiary, are "Industrial Companies" as defined in the Encouragement of Industry Law, and are entitled to accelerated depreciation rates and other benefits pursuant to this law. In addition, Gottex and its subsidiary file a consolidated tax return in accordance with the above law.

2. Gottex has a tax loss carryforward in the amount of NIS 72 million, in respect of which no deferred taxes have been created.

D. The tax system in Russia is a new system that is revised frequently and may even be revised retroactively, including the imposition of penalties. The Russian tax laws are not clear and are subject to different interpretations by different tax authorities, in the various districts. In the opinion of the managements of the companies in Russia, the companies are in compliance with the tax laws.

E. The Company has received final tax assessment from the Income Tax Authorities up to and including the 2000 tax year. Some of the subsidiaries have received final tax assessments up to 2001, while others have not received tax assessments since commencing operations. Regarding "best judgment" tax assessments issued to the Company and a subsidiary – see Note 21A(1)c.

F. **Amendments to the Income Tax Law and the Land Betterment Tax Law**

(1) In March 2002, the Knesset passed Amendment No. 50 to the Betterment Tax Law (Appreciation, Sale and Purchase), 1993 (hereinafter – "the Amendment"), which entered into effect as of November 7, 2001 (hereinafter – "the Commencement Date").

The Amendment provides, among other things, that with respect to sale of a right in real estate or a transaction in a Real Estate Association, a company will be subject to tax at the rate of 36% on the real appreciation created up to the Commencement Date, and tax at the rate of 25% on appreciation created after the Commencement Date. In addition, the Amendment provides discounts from Betterment Tax for transactions executed during 2002 and 2003, and an exemption from tax for sales of residences and real estate acquired after the Commencement Date.

Note 35 - Taxes on Income (cont'd)

G. Amendments to the Income Tax Law and the Land Betterment Tax Law (cont'd)

(2) On July 24, 2002, the Knesset passed the Law Amending the Income Tax Ordinance (Amendment No. 132), 2002 (hereinafter – "the Tax Reform"), which went into effect as of January 1, 2003. In the framework of the Tax Reform, the nature of the basis for charging tax in Israel was changed, such that the assessment will now be on a personal basis and not on a territorial/geographic basis. Beginning January 1, 2003, an Israeli resident will be subject to tax on his worldwide income.

The highlights of the provisions of the Tax Reform which are likely to impact Israeli resident companies:

(a) Sourcing rules – sourcing rules were provided for determination of the place where the income is produced.

(b) Controlled Foreign Corporation (CFC) – rules were provided according to which in certain cases Israeli shareholders will be subject to tax on a deemed dividend in respect of passive income of a foreign company they control.

(c) Offset of foreign losses – limitations were prescribed regarding the possibility of offsetting losses the source of which is outside of Israel.

(d) Tax credit – in this area, special rules were set forth for a tax credit to an Israeli resident association of persons which paid tax on overseas' income and is subject to Companies Tax.

(e) Capital gains – the rate of tax on capital gains was reduced from 36% to 25%, except for capital gains on marketable securities of a company under the Inflationary Adjustments Law.

(f) The "seven year" limitation with respect to use of carryforward capital losses was cancelled (applicable to losses incurred in and after the 1996 tax year).

(g) Transfer prices – a general rule was provided which permits intervention in the determination of the price and conditions of international transactions between related parties, which is to enter into effect upon the promulgation of regulations (which have not yet been so promulgated).

On December 30, 2002, the Company submitted a request to the Tax Authorities to reach an arrangement with respect to accumulated earnings and a change in the corporate structure in contemplation of the Tax Reform, in connection with its investee companies. As at the signing date of the financial statements, the Company reached an arrangement with the Tax Authorities regarding the aforesaid matter. Pursuant to the arrangement, tax in the amount of NIS 7,124 thousand will be paid to the Tax Authorities with respect to earnings accumulated and recorded in a capital reserve on the books of a subsidiary of the Company up to December 31, 2002, in respect of investee companies which it sold.

Note 35 - Taxes on Income (cont'd)

H. Composition

	Consolidated		
	2003	**2002**	**2001**
Current taxes	**66,796**	84,186	124,633
Deferred taxes*	**7,370**	8,593	(16,171)
	74,166	92,779	108,462
Taxes in respect of prior years			
Current taxes	**(2,668)**	(1,804)	(17,766)
Deferred taxes*	**3,203**	600	17,403
	535	(1,204)	(363)
	74,701	91,575	108,099

	Company		
	2003	**2002**	**2001**
Current taxes	**13,500**	21,117	9,456
Deferred taxes*	**(6,271)**	2,676	296
	7,229	23,793	9,752
Taxes in respect of prior years			
Current taxes	**1,633**	(1,088)	(16,007)
Deferred taxes*	**(1,842)**	2,166	15,644
	(209)	1,078	(363)
	7,020	24,871	9,389

* See Notes 9 and 16.

Note 35 - Taxes on Income (cont'd)

I. The main differences between the theoretical tax on the reported earnings and the amount of the provision for taxes are set forth below:

	Consolidated			Company		
	2003	**2002**	**2001**	**2003**	**2002**	**2001**
Statutory tax rate	36%	36%	36%	36%	36%	36%
Theoretical tax on adjusted earnings for the year as per the statement of operations	**77,990**	83,926	112,060	**43,586**	50,369	61,686
Company's equity in net losses (earnings) of investees	**(4,373)**	(6,107)	(8,374)	**(25,815)**	(30,428)	(53,050)
Non-allowable expenses (exempt income), net	**(536)**	(2,142)	(3,767)	**2,990**	1,134	311
Capital gains	**(2,855)**	(4,712)	(1,832)	**(11,685)**	-	-
Inflationary erosion of advance tax deposits	**(149)**	468	90	**(149)**	-	11
Utilization of loss carryforwards with respect to which deferred taxes were not created	**(1,194)**	(1,608)	(3,655)	**-**	78	-
Amounts with respect to which deferred taxes were not created	**32,184**	29,832	11,382	**-**	-	-
Taxes in respect of prior years	**535**	(1,204)	(363)	**(278)**	1,078	(363)
Earnings taxes at reduced rates	**(26,270)**	(8,859)	-	**-**	-	-
Other	**(631)**	1,981	2,558	**(1,629)**	2,640	794
Tax provision for the year	**74,701**	91,575	108,099	**7,020**	24,871	9,389

Note 36 - Interested and Related Parties

A. The Company is an affiliate of Bank Leumi le-Israel B.M. (hereinafter – "Bank Leumi"). In the ordinary course of their businesses, the Company and its subsidiaries execute transactions, on a current basis, with Bank Leumi and its subsidiaries (hereinafter – "Bank Leumi Group"), which are considered interested and/or related parties with regard to the Company and its subsidiaries.

B. The data presented below relates to interested and related parties and is included in the consolidated balance sheet.

1) Long-term liabilities (including current maturities) to the Bank Leumi Group:

As of December 31, 2003

	Linked to the CPI	Unlinked	Linked to the U.S. dollar	Linked to the Japanese yen	Total
	2.5% – 5.7%	6.85 – 10.76%	3.5% – 4.0%	1.57% – 1.81%	
First year – current maturities	16,285	18,000	47,650	46,586	128,521
Second year	16,494	-	12,595	-	29,089
Third year	16,494	-	9,988	-	26,482
Fourth year	16,494	-	14,050	-	30,544
Fifth year	16,494	-	-	-	16,494
Sixth year and thereafter	16,077	-	-	-	16,077
	98,338	**18,000**	**84,283**	**46,586**	**247,207**

As of December 31, 2002

	Linked to the CPI	Unlinked	Linked to the U.S. dollar	Linked to the Japanese yen	Total
	3.6% – 9.1%	7.2%	3.62% – 5.2%	0.5% – 1.13%	
First year – current maturities	124,199	463	13,547	-	138,209
Second year	27,412	17,661	50,483	41,422	136,978
Third year	15,639	-	13,321	-	28,960
Fourth year	15,639	-	10,575	-	26,214
Fifth year	15,639	-	14,912	-	30,551
Sixth year and thereafter	31,450	-	-	-	31,450
	229,978	18,124	102,838	41,422	392,362

Note 36 - Interested and Related Parties (cont'd)

		Interest rate %	December 31 2003	December 31 2002
2)	Short-term credit from the Bank Leumi Group –			
	Revolving credit	Revolving credit interest	**5,223**	12,367
	Non-linked credit	8 – 9	**374,273**	146,351
	Foreign currency credit	1.125 – 5	**63,626**	51,307
3)	Other payables and credit balances –			
	Interest accrued on liabilities to the Bank Leumi group		**880**	1,319
	Provision for vacation pay		**514**	445
			1,394	1,764
4)	Cash held with the Bank Leumi Group			
	In current account		**20,419**	35,241
	On short-term deposits:			
	Israeli currency		**69,088**	11,042
	Foreign currency		**132**	-
			89,639	46,283
5)	Marketable securities * –			
	Securities of related parties		**-**	4,519
6)	Short sales of debentures		**163,455**	51,805
7)	Liabilities for employee severance benefits, net		**630**	640
8)	Deposits with a severance pay fund		**1,137**	1,037
9)	Receivables in respect of sale of shares of an investee company		**10,600**	-

* Part of the securities portfolio of the Group companies is held by related parties and part of it is managed by them.

Note 36 - Interested and Related Parties (cont'd)

C. The data presented below relates to interested and related parties and is included in the consolidated statements of operations:

	2003	**2002**	**2001**
Bank Leumi Group –			
Revenues from the operation and lease of properties	**7,404**	7,516	6,673
Benefits to interested parties –			
Salary of interested party employed by the Company (1)	**3,386**	3,291	3,095
Interested parties not employed by the Company (2), (3), (4)	**1,160**	1,234	1,375
Directors' liability insurance	**466**	564	419

(1) Benefits – salaries and wages (including related expenses), directors fees and other benefits, in accordance with Section 64 of the Securities Regulations (Preparation of Annual Financial Statements) – 1993.

(2) In each of the three years – 13 directors.

(3) The amount for 2003 includes management fees in the amount of NIS 519 thousand to a company controlled by an interested party (2002 – NIS 522 thousand, 2000 – NIS 516 thousand).

(4) All transactions with interested parties were carried out under ordinary commercial terms. The above figures do not include revenues and expenses arising in the ordinary course of business with banking institutions of the Bank Leumi Group.

Note 36 - Interested and Related Parties (cont'd)

D. On February 9, 2000, Danya and the Company entered into an agreement, according to which the Company undertook to submit construction work to Danya, or to cause that construction work be submitted to Danya, for Danya's execution; and Danya undertook to fully execute such construction work by itself or by means of another company of its Group. The construction work referred to is all the construction work in projects of the Company in which the Company has no partners and/or projects that are to be executed by companies or entities which are wholly owned and controlled (100%) by the Company, unless there is a reason, over which the Company has no control, for not submitting the work to Danya.

The Company also undertook to submit projects to Danya or to act to the best of its ability, to cause that projects be submitted to Danya for execution, where the Company's share in the project is less than 100% and/or where the projects will be executed by companies or entities in which the Company's share is less than 100% (including combination agreements) if, considering the rights and obligations of the Company in each such project, the Company has the power and the right to cause that the construction work will be executed by Danya, and in accordance with the volume of work which the Company will have the power and the right to give to Danya.

Notwithstanding the aforesaid, it was agreed between the parties, that if Danya believes that the receipt of certain construction work by it, should be considered as an "exceptional transaction", which requires the approval of Danya's General Shareholders' Meeting (including a meeting convened at the call of Danya's shareholders), in a manner which does not permit Danya to fulfill its aforementioned obligations, then the submission of the said construction work to Danya will require the advance approval of the Company.

Danya undertook to execute the construction work that it will receive, by itself or through any other of its wholly owned and controlled entities, as stated above.

The price to be paid by the Company in respect of the execution of the work will be in accordance with the going market price at the time the work is submitted.

The form of the agreement for the measurement of the execution of the projects (measurement by milestones, or measurement according to quantities or an RGI agreement or some other form of agreement) will be according to the usual form of agreement prevailing in the industry or prevailing between the parties. A formal agreement will be concluded between the parties in respect of each project, which will indicate which of the above forms of agreement will apply.

In the agreement, Danya undertook to the Company, that if Danya or any of its subsidiaries will want to undertake, either directly or indirectly, real estate initiatives, then each of such companies will be permitted to enter into agreements involving real estate initiatives, only if the transaction meets each and all of the following conditions:

Note 36 - Interested and Related Parties (cont'd)

D. (cont'd)

1. The real estate initiative transaction involves residential construction and Danya's share of the transaction does not exceed 200 residential units.

2. The real estate initiative transaction does not include land development. A real estate initiative transaction in respect of which a building permit, which agrees with the planned construction as envisioned by the transaction, can be obtained within 18 months from the earliest agreement date of the transaction, will be considered as a real estate initiative transaction which does not include land development.

3. Danya or one of its subsidiaries will also serve as the executing contractor for all the construction of the project that includes the said real estate initiative transaction, even if the initiative transaction relates only to a portion of the project.

4. The real estate initiative transaction constitutes a business opportunity for the Danya Group and does not constitute a business opportunity for the Company. A transaction that can be considered as a business opportunity for both parties, or if it is unclear whether it is a business opportunity for one party or for the other party, will be considered as a business opportunity for the Company, and Danya will be precluded from undertaking such transaction.

5. The real estate initiative transaction was not included as part of a tender, neither a public tender nor a closed tender, other than a closed tender which will be directed to a Danya Group company, and will not be directed to any company in the Africa Israel Group. The above notwithstanding, Danya will be permitted to enter into an agreement involving a residential initiative transaction of a volume not in excess of 100 residential units (Danya's share), which will be included as part of a public tender, if the remaining conditions, enumerated in 1–3 above, are fulfilled.

Transactions of real estate initiatives are defined as transactions of any type involving the purchase of real estate rights (including contractual rights for the receipt of real estate rights, other than the purchase of fixed assets for self use) or acquisitions to which Section 9 of the Law for Real Estate Taxation (Land Appreciation, Sale And Purchase), 1963 applies and/or transactions for the purpose of developing real estate and/or transactions involving participation in the proceeds and/or transactions the characteristics of which are those of real estate initiatives and/or the purchase of rights in an entity that is presently engaged in or which will be engaged in the field of real estate initiative transactions, either in Israel or abroad.

In respect of each real estate initiative transaction that Danya and/or one of its subsidiaries will undertake, the Company agrees to render, and Danya agrees to receive, services for the management of the selling and marketing of the project, in exchange for a fee of 3% of the sales revenues from such project.

Note 36 - Interested and Related Parties (cont'd)

D. (cont'd)

It was further agreed, that if the Company will waive its above described rights, so that Danya will be permitted to enter into a real estate initiative transaction relating to rental property, then the Company undertakes to render and Danya undertakes to receive from the Company, selling, marketing and maintenance management services in exchange for an overall fee of 10% of the sales or rental revenues from such project.

Regarding real estate initiative transactions that will be executed by Danya together with partners and/or through companies in which its rate of holding is less than 100%, the above-mentioned services will be rendered to the project as a whole and/or according to Danya's share in the project, and according to the power and the rights which Danya has, to cause that the above-mentioned services will be rendered by the Company, in accordance with Danya's rights and obligations in each such project. If the services will be rendered for a part of a specific project, then the management fee will be paid according to the appropriate proportionate part of the sales revenues.

The above-described payments will in no way detract from any undertaking of Danya to pay management fees in accordance with any other agreement between the parties.

The agreement will be in force for a period of 5 years, commencing February 24, 2000, and it will be extended automatically for an unlimited period of time. After the elapse of the first 5 years, each party may terminate the agreement by giving 3 months advance written notice to the other party. In the event that the Company will cease being the controlling shareholder of Danya, then each party can terminate the agreement by giving 3 months advance written notice to the other party, even before the elapse of the first five years. Control for this purpose is within the meaning thereof in the Securities Law.

The parties to the agreement further agreed that, if Danya will cease to be a subsidiary of the Company, as such term is defined in the Restrictive Trade Practices Law, 1988, (hereinafter – "the Law"), and that in accordance with the Law as of such date, this agreement will be considered to be a restrictive trade agreement which is in violation of the Law, then it will automatically terminate (unless the Commissioner of Mergers will approve a request, which the parties undertake to submit, to validate the provisions of this agreement). In the case of an automatic termination as described above, neither party will have cause for any claim or demand against the other party.

It was agreed that any differences of opinion relating to the agreement would be submitted to a single arbitrator, who will be chosen by agreement between the parties. In the event that the parties cannot agree on a mutually acceptable arbitrator, then the arbitrator will be chosen by the senior partners of each of the CPA firms that audit the parties.

The rights and obligations of the parties to the agreement are personal, and such rights and obligations may not be assigned to any third party whatsoever. The provisions of the agreement may be altered or cancelled by written mutual agreement.

Note 36 - Interested and Related Parties (cont'd)

E. Pursuant to the agreement that was signed on February 9, 2000, between the Company and Danya, the Company undertook to grant to Danya, individually and/or by means of its subsidiary, management services, consulting and accompaniment in connection with the Cross Israel Highway Project.

In exchange, Danya undertook to pay to the Company, commencing October 28, 1999, management fees equal to 2.5% of Danya's total revenues which is determined based on Danya's share in the total revenues of CJV according to CJV's adjusted financial statements, including Danya's share of the income of the "Contractor" for the Cross Israel Highway Project, but not more than 17.5% of Danya's share of CJV's pre-tax profits based on CJV's adjusted financial statements, including Danya's share of the "Contractor's" profits from the Cross Israel Highway Project as defined in the Construction Agreement (hereinafter – the "Management Fees"). Danya will not be liable for payment of Management Fees for its income and/or profits under the Sub-Contract Agreement.

Calculation of the Management Fees is to be made once a quarter based on Danya's adjusted financial statements. The Management Fees are to be paid by Danya to the Company on a current basis upon receipt of payments by Danya from CJV or the Contractor, in such a way that from every amount that Danya receives for its portion in CJV or the Contractor, whether from an advance or final payment, whether during the course of the Project or after its completion, Danya shall immediately transfer to the Company the proportionate part of the Management Fees as mentioned above, with the addition of linkage differentials and interest that will be paid to Danya, to the extent paid.

If Danya should need to return advances to CJV that it received on account of profits, whether during the course of the Project or after its completion, the Company shall return to Danya the proportionate part of the Management Fees from any amount that Danya is required to return as stated.

The agreement is to be in force so long as the CJV agreement remains in force and until conclusion of Danya's involvement in the Cross Israel Highway Project and receipt of all th income or payments of any type or kind, that are due to Danya for the Project in their entirety. The conclusion date of the agreement is to be approved by the parties thereto. Accordingly, the passage of time, in and of itself, will not be understood in any case to grant the right or serve as grounds, by any of the parties, to terminate and/or cancel the agreement.

F. See Note 2D(17) regarding the sale of the Keshev Project.

G. See Note 2D(9) regarding liabilities and guarantees in respect of a project of Derech Eretz (an affiliated company).

H. See Note 39D(4) regarding options granted to the Company's CEO.

I. See Note 2D(13) regarding sale of Vash Telecanal Ltd. to an interested party.

Note 37 - Business Segment Information

A. Products and services

The reporting format of the Company reflects the principal and material source of revenues and risks to which the Company is exposed. The reporting format includes a primary report (according to products and services) and a secondary report (geographic), according to the main geographic source of revenues and risks, as stated above.

The accounting principles implemented in preparing the segment information correspond with the accepted accounting principles applied in the preparation of the Company's consolidated financial statements.

For the year ended December 31, 2003

	Promotion	Contracting	Infrastructure	Rental property	Hotels	Industry	Communications	Other	Adjustments	Total consolidated
Revenues										
Sales outside the Group	556,996	658,731	520,068	223,834	203,017	402,279	9,961	37,930	-	2,612,816
Inter-segment sales	-	119,575	-	-	-	-	-	-	(119,575)	-
Total revenues	556,996	778,306	520,068	223,834	203,017	402,279	9,961	37,930	(119,575)	2,612,816
Profits (losses) from affiliates	(690)	-	(6,755)	(981)	-	26,432	(6,823)	963	-	12,146
Segment operating results	338,295	3,489	31,295	127,182	(10,913)	(5,247)	(42,826)	21,121	(144,498)	317,898
Unallocated expenses										(34,531)
Operating earnings										
Financing expenses, net										295,513
Decline in value of assets										78,896
Net operating earnings										216,617
Income tax										(74,701)
Minority interest in earnings of subsidiaries, net										(20,741)
Net earnings for the year										121,175

Note 37 - Business Segment Information (cont'd)

A. Products and services (cont'd)

	For the year ended December 31, 2002									
	Promotion	Contracting	Infrastructure	Rental property	Hotels	Industry	Communications	Other	Adjustments	Total consolidated
Revenues										
Sales outside the Group	335,906	637,968	464,167	194,677	197,553	358,173	-	74,715	-	2,263,159
Inter-segment sales	-	88,578	-	-	-	-	-	-	(88,578)	-
Total revenues	335,906	726,546	464,167	194,677	197,553	358,173	-	74,715	(88,578)	2,263,159
Profits (losses) from affiliates	(1,252)	-	(6,439)	4,285	-	33,120	(10,356)	(2,395)	-	16,963
Segment operating results	134,728	25,456	18,427	106,972	(12,853)	10,895	-	69,362	(32,505)	320,482
Unallocated expenses										(35,759)
Operating earnings										301,686
Financing expenses, net										(35,300)
Decline in value of assets	-	-	-	-	(33,260)	-	-	-	-	(33,260)
Net operating earnings										233,126
Income tax										(91,575)
Minority interest in earnings of subsidiaries, net										(26,506)
Net earnings for the year										115,045

Note 37 - Business Segment Information (cont'd)

A. Products and services (cont'd)

	For the year ended December 31, 2001									
	Promotion	Contracting	Infrastructure	Rental property	Hotels	Industry	Communications	Other	Adjustments	Total consolidated
Revenues										
Sales outside the Group*	278,327	492,522	358,688	179,542	233,654	153,636	-	143,120	-	1,839,489
Inter-segment sales	-	123,477	-	-	-	-	-	-	(123,477)	-
Total revenues*	278,327	615,999	358,688	179,542	233,654	153,636	-	143,112	(123,477)	1,839,489
Profits (losses) from affiliates*	(1,991)	-	(7,159)	(1,163)	-	33,453	(439)	558	-	23,259
Segment operating results*	71,026	42,682	29,787	104,195	(9,298)	(16,700)	-	139,728	(3,176)	358,224
Unallocated expenses										(40,694)
Operating earnings										340,789
Financing expenses, net										(29,512)
Net operating earnings										311,277
Income tax										(108,099)
Minority interest in earnings of subsidiaries, net										(41,216)
Net earnings for the year										161,962

*Reclassified.

Note 37 - Business Segment Information (cont'd)

A. Products and services (cont'd)

	For the year ended December 31, 2003									
	Promotion	Contracting	Infrastructure	Rental property	Hotels	Industry	Communications	Other	Adjustments	Total consolidated
Additional Information:										
Segment assets	1,942,753	370,647	10,600	1,970,854	938,567	383,782	2,237	132,152	102,074	5,997,638
Equity and other investments	21,707	1,671	(36,199)	102,627	4,240	214,266	2,237	27,103	-	337,652
Unallocated assets										950,730
Total consolidated assets										3,563,115
Segment liabilities	908,762	312,674	139,754	652,380	61,767	304,890	-	1,093,372	89,626	356,315
Unallocated liabilities										2,571,648
Total consolidated liabilities										6,134,763
Capital investments	18,536	9,151	62	589,008	49,953	50,626	-	10,673	(8,509)	719,500
Depreciation and amortization	-	13,075	168	38,004	28,865	8,719	1,355	15,542	(4,747)	100,981

Note 37 - Business Segment Information (cont'd)

A. Products and services (cont'd)

	For the year ended December 31, 2002									
	Promotion	Contracting	Infrastructure	Rental property	Hotels	Industry	Communications	Other	Adjustments	Total consolidated
Additional Information:										
Segment assets	876,850	281,586	234,216	1,742,214	961,826	202,538	22,977	173,057	(131,895)	4,363,369
Equity and other investments	13,684	1,664	(29,445)	109,524	4,240	196,481	-	71,875	-	368,022
Unallocated assets										712,976
Total consolidated assets										5,444,367
Segment liabilities	176,889	233,523	199,481	66,881	59,033	98,414	13,378	749,940	-	1,597,539
Unallocated liabilities										2,662,015
Total consolidated liabilities										4,259,554
Capital investments	-	8,450	544	293,418	17,533	59,006	-	2,567	(32,662)	348,856
Depreciation and amortization	-	14,574	86	24,178	23,875	22,442	-	832	(1,440)	84,547

Note 37 - Business Segment Information (cont'd)

A. Products and services (cont'd)

	For the year ended December 31, 2001							
	Promotion	Contracting	Infrastructure	Rental property	Hotels	Industry	Other	Consolidated
Additional Information:								
Capital investments	975	12,484	239	166,177	81,869	1,584	58,761	323,089
Depreciation and amortization	-	13,801	11	30,144	25,940	9,654	* 6,305	* 85,855

* Reclassified.

Note 37 - Business Segment Information (cont'd)

B. By geographical region

Below is a breakdown of sales by geographical segments based on location of customers (export destinations):

	2003	2002
Israel	**1,905,363**	1,937,184
Outside Israel	**719,599**	342,938
	2,624,962	2,280,122

Below is a breakdown of assets and capital investments by geographical segments based on location of the assets:

	Total segment assets	
	2003	2002
Israel	**4,961,331**	4,615,864
Outside Israel	**2,324,689**	828,503
	7,286,020	5,444,367

	Capital investments	
	2003	2002
Israel	**446,606**	87,033
Outside Israel	**272,894**	261,823
	719,500	348,856

C. Below is a breakdown of sales by geographical segments based on location of customers (export destinations):

	2003
Israel	**1,905,363**
Europe	**128,722**
North America	**345,179**
Other	**245,698**
	2,624,962

Note 37 - Business Segment Information (cont'd)

C. Below is a breakdown of assets and capital investments by geographical segments based on location of the assets:

	Total assets of the segment 2003
Israel	4,961,331
Europe	665,218
North America	1,330,180
Other	329,291
	7,286,020

	Capital investments 2003
Israel	446,606
Europe	128,092
North America	69,141
Other	75,661
	719,500

Note 38 - Information on Financial Instruments

A. The Company (on a consolidated basis) has current and long-term financial assets and liabilities. The fair value of the assets and liabilities included under current assets and current liabilities is not materially different than the values thereof stated in the balance sheet.

Subsidiaries enter into forward transactions for the purpose of hedging existing balance sheet and/or operating transaction exposures.

In addition, there is a series of debentures, which is convertible into shares of Hotels that are stated in the balance sheet at the amount of NIS 64,341 thousand. The market value of these debentures, as of balance sheet date, is NIS 62,573 thousand.

The stated value of long-term financial assets and of other long-term financial liabilities reflects or is approximate to their fair value.

Note 38 - Information on Financial Instruments (cont'd)

A credit risk is defined as the maximum accounting loss that a company may incur if the other parties involved in its financial assets do not meet their obligations. The credit risk to which the Company is exposed, on a consolidated basis, in respect of its financial assets, does not exceed their carrying value. Receivables and accrued income relating to customers (Note 10), relate to transactions, construction work, and the purchase of assets and apartments, which are secured by the various assets which the said customers purchased, since such assets are not registered in their names until they settle their debts, as well as to the debts of local and foreign customers of the hotel segment.

Most of the amounts relating to deposits and loans (Note 4) were given in the framework of real estate transactions to partners in such transactions (some of them with bank credit at parallel terms).

A currency risk represents the risk of changes in the value of financial instruments, resulting from fluctuations in currency exchange rates.

B. Currency-based financial instruments

The Group has entered into various currency-based financial derivative transactions. Those open at balance sheet date are listed below.

Currency to be received	Currency to be paid	In the consolidated balance sheet		In the Company's balance sheet	
		Amount	** Fair value	Amount	** Fair value
NIS	Dollar	182,655	1,791	131,047	1,719
Swiss franc	Dollar	30,822	(117)	10,576	(26)
Euro	Dollar	232,534	2,640	83,734	874
NIS	Euro	16,592	(675)	-	-
Pound sterling	Swiss Franc	31,406	522	15,703	157
NIS	Swiss Franc	61,377	(236)	24,369	(159)
Dollar	Australian dollar	16,462	(2,703)	-	-
Swiss franc	Australian dollar	26,339	(250)	9,877	(167)
Euro	Australian dollar	16,592	(33)	16,592	(33)
Yen	Dollar	-	-	73,215	2,414

Note 38 - Information on Financial Instruments (cont'd)

B. Currency-based financial instruments (cont'd)

Currency to be received	Currency to be paid	In the consolidated balance sheet Amount	In the consolidated balance sheet ** Fair value	In the Company's balance sheet Amount	In the Company's balance sheet ** Fair value
Options purchased					
NIS	Dollar	394,110	1,960	21,895	580
Dollar	NIS	372,215	1,664	175,160	1,015
Dollar	Swiss Franc	26,455	310	-	-
Yen	Dollar	238,655	11,777	140,128	3,209
Dollar	Yen	56,927	1,696	43,790	1,664
Dollar	Euro	38,731	163	55,330	198
Swiss franc	Australian dollar	6,585	19	-	-
Yen	Pound sterling	23,458	186	23,458	365
Euro	Yen	-	-	27,665	284

Currency to be received	Currency to be paid	In the consolidated balance sheet Amount	In the consolidated balance sheet ** Fair value	In the Company's balance sheet Amount	In the Company's balance sheet ** Fair value
Options sold					
Dollar	NIS	573,649	(1,453)	345,941	(915)
NIS	Dollar	324,046	(2,302)	262,740	(1,168)
Swiss franc	Dollar	20,687	(2,862)	-	-
Dollar	Swiss Franc	37,221	(37)	-	-
Yen	Dollar	183,918	(7,879)	87,580	(426)
Euro	Dollar	88,557	(4,052)	-	-
Dollar	Euro	24,888	(425)	71,898	(884)
Yen	Euro	55,306	(330)	27,653	(248)
Euro	Yen	44,252	(768)	27,653	(287)
Euro	NIS	237,819	(3,159)	82,959	(1,410)
NIS	Euro	315,248	(1,612)	113,378	(623)
Swiss franc	Pound sterling	125,619	(508)	99,735	(86)
Swiss franc	NIS	59,455	(758)	22,980	(320)
NIS	Swiss franc	87,936	(1,123)	20,880	(320)
Dollar	Australian dollar	35,558	(1,451)	35,556	(1,451)
Swiss franc	Yen	17,759	(1,210)	-	-
Swiss franc	Australian dollar	39,510	(766)	9,877	(79)

* Most of the transactions are not for commercial purposes but serve as a hedge against exposure relating to existing liabilities. However, as these transactions do not comply with all the criteria applying to hedge transactions under accepted accounting principles, the results of these transactions are reflected in the statement of operations on a current basis.

** The transactions are stated in the financial statements at their fair value.

Note 39 - Company Data in Nominal Historical Values

A. Balance Sheets

	December 31 2003	December 31 2002
Investments in investee and other companies	**2,024,382**	* 1,372,484
Fixed assets	**23,841**	217,711
Long-term loans and other debit balances	**44,922**	46,053
Real estate	**61,795**	58,791
Current assets		
Inventory of buildings for sale	**12,348**	7,519
Deferred tax assets	**42,242**	50,149
Trade and other receivables and debit balances	**82,221**	116,691
Marketable securities	**19,856**	37,749
Cash and cash equivalents	**18,854**	42,317
Deferred expenses	**1,136**	-
	175,521	254,425
	2,331,597	1,945,464
Shareholders' equity	**561,113**	551,392
Long-term liabilities		
Capital note	**114,308**	108,762
Liabilities to banks	**144,427**	26,200
Loans, less current maturities	**87,444**	54,193
Convertible debentures	**226,274**	-
Liability in respect of employee severance benefits, net	**6,640**	6,220
	464,785	86,613
Current liabilities		
Credit from banks and others	**326,740**	665,232
Contractors and suppliers	**7,169**	9,314
Other payables and credit balances	**857,482**	528,151
	1,191,381	1,202,697
	2,331,597	1,949,464

* Reclassified.

Note 39 - Company Data in Nominal Historical Values (cont'd)

B. Statements of Operations

	For the year ended December 31		
	2003	2002	2001
Revenues			
Construction and real estate transactions	**107,040**	118,176	116,519
Rental and operation of properties	**40,840**	39,216	28,133
Equity in earnings of investees, net	**104,585**	70,291	185,882
Other income	**45,203**	37,007	33,035
Financing income, net	**16,465**	-	-
	314,133	264,690	363,569
Costs and expenses			
Construction and real estate transactions	**74,765**	80,773	82,458
Maintenance, supervision and management of real estate and other properties	**24,498**	26,240	21,970
General and administrative expenses	**33,832**	34,062	36,522
Financing, net	-	14,311	10,299
Other expenses	**14,650**	5,867	1,823
	147,745	161,253	153,072
Earnings before taxes on income	**166,388**	103,437	210,497
Income tax expense	**(16,667)**	(17,239)	(7,616)
Net earnings for the year	**149,721**	86,198	202,881

Note 39 - Company Data in Nominal Historical Values (cont'd)

C. Statement of Shareholders' Equity

	Share capital and premium	Capital reserves	Dividend declared subsequent to the balance sheet date	Retained earnings	Total
Balance as at January 1, 2001	463	139,447	-	311,000	450,910
Net earnings for the year	-	-	-	202,881	202,881
Dividend declared	-	-	-	(190,000)	(190,000)
Balance as at December 31, 2001	463	139,447	-	323,881	463,791
Capital reserve	-	1,403	-	-	1,403
Net earnings for the year	-	-	-	86,198	86,198
Dividend declared subsequent to the balance sheet date	-	-	140,000	(140,000)	-
Balance as at December 31, 2002	463	140,850	140,000	270,079	551,392
Net earnings for the year	-	-	-	149,721	149,721
Dividend paid		-	(140,000)	-	(140,000)
Dividend declared subsequent to the balance sheet date	-	-	180,000	(180,000)	-
Balance as at December 31, 2003	**463**	**140,850**	**180,000**	**239,800**	**561,112**

D. Share Capital

1. Composition as at December 31, 2003:

	Authorized	Issued and fully paid
	NIS	NIS
10,000,000 ordinary shares of NIS 0.1 par value each	1,000,000	463,223

* Regarding the issuance of bonus shares after the balance sheet date – see Note 40.

Note 39 - Company Data in Nominal Historical Values (cont'd)

D. Share Capital (cont'd)

2. Main Rights Attached to Shares

Voting Rights –

A proposed resolution submitted to a General Shareholders Meeting for a vote, shall be decided by a show of hands, except where a ballot is requested by the Chairman or by any member present at the meeting who is entitled to vote thereat.

On a show of hands, every member present in person shall have one vote irrespective of the number of shares held by him, whereas in a ballot, every member present in person or by proxy shall have one vote for every ordinary share held by him, irrespective of its par value. Thus, the ordinary shares of NIS 0.1 par value each have preference in their voting rights over the ordinary shares of NIS 1.0 par value each, in relation to their par value.

Rights to Dividends –

All paid-up shares in the Company's share capital have equal rights to dividends, in proportion to their par values.

3. On March 17, 2000, the Company's Board of Directors, after receiving approval from the Company's Audit Committee, approved a private placement to the Company's CEO, of 43,185 options exercisable for 43,185 of the Company's shares of NIS 0.1 par value each. The exercise period of the options is divided into four annual portions, the first of which commenced on November 1, 2000. The exercise period of each portion is two years. The exercise price of each option has been set at NIS 370.50, linked to the exchange rate of the U.S. dollar of November 1, 1999, plus annual LIBOR interest beginning on such date. The exercise shares constitute 1% of the Company's share capital.

This computation is theoretical since, in practice, in every case of an exercise of the options, the full amount of the exercise shares which can be purchased upon exercise of the options, as described above, will not be issued, but only those exercise shares which reflect the benefit component to be derived therefrom on the exercise date. The benefit component is the difference between the exercise price of each option and the opening market price of one share of a par value of NIS 0.1 on the date of exercise. The price that will actually be paid by the offeree will only be the amount of the par value of the shares he will be issued. The allotment of the option warrants to the CEO will be effected in accordance with Section 102 of the Income Tax Ordinance.

On March 15, 2002, the Company's Board of Directors, after receiving the approval of the Company's Audit Committee, approved an amendment to the aforementioned private placement of options to the Company's CEO, such that the exercise period of the first portion would be extended for two additional years and, as a result, the options would be exercisable from November 1, 2000 during a four-year period from that date.

Note 39 - Company Data in Nominal Historical Values (cont'd)

D. Share Capital (cont'd)

3. (cont'd)

In August 2003, the Company's Board of Directors decided, after receiving approval from the Company's Audit Committee, to approve an amendment of the private offer of options to the CEO, such that the exercise period of all the options under the plan would be extended to December 31, 2008.

As at the signing date of these financial statements, the Company's Audit Committee and its Board of Directors approved a further amendment to the plan, in the framework of which it was determined, that the exercise price of all the options issued under the plan shall be adjusted in respect of every cash dividend distributed or to be distributed during the period in which the options are outstanding, commencing on March 17, 2000, and thereafter, by means of a reduction of the exercise price by the amount of the dividend paid in respect of each share of the Company.

4. On March 28, 2003, the Company's Board of Directors approved the convening of a General Meeting and Class Meetings of the Company's shareholders, where on the day's agenda will be, among other things, replacement of the Company's Articles of Incorporation with new Articles, as well as a decision with respect to consolidation of the Company's shares without the provision of compensation to shareholders, which will be executed by means of a split of each share of NIS 1 par value each of the Company into 10 shares of NIS 0.1 par value each. On May 11, 2003, the above-mentioned proposals were approved by the Company's General Meeting.

5. On March 28, 2003, the Company declared a dividend distribution in the amount of NIS 140 million.

Note 40 - Events Occurring Subsequent to the Balance Sheet Date

A. In January 2004, the Board of Directors of a subsidiary approved distribution of a cash dividend to holders of the subsidiary's shares who are registered in the Company shareholders' registry at the end of business on February 2, 2004. The "ex" dividend date was February 3, 2004 and the payment date was February 19, 2004. The cash dividend in the aggregate amount of NIS 110,328 thousand, constitutes NIS 5.7 per share and 572.7% of the subsidiary's issued and paid-up share capital as at the date of distribution. The dividend is presented in a separate category in the shareholders' equity section.

B. Subsequent to the balance sheet date, the prices of iron inputs rose significantly. This matter has a material adverse impact on the activities of a subsidiary.

C. In March 2004, the Company declared the distribution of a dividend in the amount of NIS 180 million.

D. In March 2004, the Company's General Meeting decided to approve an increase of the Company's authorized capital by NIS 6,000,000, such that, after the increase, it will stand at the rate of NIS 7,000,000 divided into 70,000,000 ordinary shares of NIS 0.1 par value each.

In addition, it was decided in March 2004, to issue bonus shares of NIS 0.1 par value each, for no consideration, to all of the Company's shareholders on the determination date, at the rate of 900% of the Company's total issued and paid-up share capital, such that every shareholder holding one ordinary share of NIS 0.1 par value on the determination date, will be entitled to receive, for no consideration, 9 shares of NIS 0.1 par value each, as fully paid, this being against capitalization of NIS 4,169,009 of capital reserves, included in the Company shareholders' equity, to share capital.

The total number of bonus shares to be issued is 41,690,088 shares, such that, after the issuance, the Company's issued and paid-up share capital will stand at NIS 4,632,232, divided into 46,322,320 ordinary shares of NIS 0.1 par value each.

The relevant dates for issuance of the bonus shares are as follows:

Determination date – April 20, 2004.

"Ex" dividend date – April 21, 2004.

Issuance date of the bonus shares – April 22, 2004.

E. Subsequent to the balance sheet date, Africa Israel Properties Ltd., a wholly-owned subsidiary of the Company, issued a series of registered, non-marketable debentures with an aggregate principal par value of NIS 261 million (out of a series of NIS 400 million), to institutional investors, which are scheduled for repayment in the years 2006 through 2013 in 8 equal annual installments, bearing interest at the annual rate of 5.6%, and linked (principal and interest) to the Consumer Price Index of December 2003. In the debentures, the subsidiary undertook to comply with certain financial conditions.

Note 40 - Events Occurring Subsequent to the Balance Sheet Date (cont'd)

F. On January 27, 2004, Africa Israel International Investments (1997) Ltd., a wholly-owned subsidiary of the Company, issued a series of registered, non-marketable debentures with an aggregate principal par value of NIS 44.3 million (out of a series of NIS 45 million), to institutional investors, which are scheduled for repayment in the years 2006 through 2009 in 4 equal annual installments, bearing interest at the annual rate of 5%, repayable semi-annually, and linked (principal and interest) to the representative exchange rate of the U.S. dollar.

Appendix – List of Active Group Companies

	Percentage of equity and control by the holding company as of balance sheet date	
	Equity	Control
	%	%
Contracting and Construction		
Danya Cebus Ltd. (3)	83.0	83.0
Cebus Rimon Industrial Construction Ltd. (22)	100.0	100.0
Industry and Trade and Communications		
Africa Israel Trade & Agencies Ltd. (1) (8)	100.0	100.0
Anglo Saxon Real Estate Agency (Israel 1992) Ltd.	51.0	51.0
Packer Plada Ltd. (2) (3)	34.0	34.0
Negev Ceramics Ltd. (2) (3) (11)	69.0	69.0
Alon Israel Oil Company Ltd. (2)	26.15	26.15
Africa Israel Energy Ltd.	51.0	51.0
Alon New Generation Energy – Limited Partnership	26.0	26.0
Christina America Inc. (4)	50.0	50.0
Gottex Models Ltd. (4)	50.0	50.0
Got Eli Ltd. (13)	100.0	100.0
Gottex Lingerie Ltd. (13)	100.0	100.0
Gottex Models (U.S.A.) Corp. (13)	100.0	100.0
Gottex Trademarks (Registered Partnership) (13)	100.0	100.0
Gottex Fashions Ltd. (13)	100.0	100.0
Mapal Communications Ltd. (2)	20.0	20.0
Africa Israel Communications Ltd.	50.1	50.1
Af-Ran Ltd. (33)	50.0	50.0
Tadiran Telecom Commercial Systems Ltd. (4) (24)	50.1	50.1
Vash Telecanal Ltd. (2)	42.13	42.13
Real Estate Development		
Africa Israel Homes Ltd.	100.0	100.0
Givat Savyon Ltd.	85.0	85.0
E.M.T. Neve Savyon Ltd. (4)	33.3	33.3
Renanot Enterprises & Investments Ltd. (4)	50.0	50.0
Afriram Ltd. (2)	40.0	40.0

Appendix – List of Active Group Companies (cont'd)

	Percentage of equity and control by the holding company as of balance sheet date	
	Equity	Control
	%	%
Rental Properties		
Kiryat Weizmann Science Park Ltd.	100.0	100.0
Kiryat Hamada Migdal Ha-Emek Ltd. (5)	100.0	100.0
Haifa Quarries (2)	45.0	45.0
Af-Sar Ltd. (35)	80.0	80.0
Flamingo Ltd. (35)	100.0	100.0
The Archbishop's Palace (4)	50.0	50.0
One Half Jubilee Ltd. (35)	50.0	50.0
Meqarqe'e Merkaz Ltd. (35)	73.2	73.2
Cebus Rimon Building Industries and Development Ltd.	100.0	100.0
Financing		
Africa Israel Finance (1985) Ltd.	100.0	100.0
Hotels		
Africa Israel Tourism Holdings Ltd.	100.0	100.0
Africa Israel Hotels Ltd. (3) (7)	88.45	88.45
Africa Israel Tourism and Resorts Ltd.	100.0	100.0
Tiberias Hot Springs Co. Ltd.	99.96	99.96
Jordan Hotel M.H.Y. Ltd.	99.9	99.9
A.Y. Beach Pub Ltd.	99.0	99.0
AKD Projects & Construction (1990) Ltd.	100.0	100.0
Afdor Ltd. (9)	100.0	100.0
Eilat Patio Hotel Ltd. (9)	100.0	100.0
Massechet Eilat Ltd. (9)	100.0	100.0
A.I. Millenium Hotels Limited	100.0	100.0
Kalia Investments & Development Ltd. of The North Dead Sea Ltd.	33.3	33.3
Africa Israel Marketing Ltd.	100.0	100.0
P.D. Hotels Ltd. (4)	100.0	100.0
Mumtina Ltd. (4)	33.3	33.3
Ashlon Africa – Registered Partnership (4)	50.0	50.0
Etzion Gever – Limited partnership (4)	33.3	33.3
Nouana Limited (4)	50.0	50.0
Terelle LLC (4)	50.0	50.0

Appendix – List of Active Group Companies (cont'd)

	Percentage of equity and control by the holding company as of balance sheet date	
	Equity	Control
	%	%
Infrastructure		
Derech Eretz Highways (1997) Ltd. (2)	33.3	33.3
Derech Eretz (Infrastructure) Ltd. (2)	33.3	33.3
Derech Eretz Construction Joint Venture – Limited Partnership (4)	33.3	33.3
Derech Eretz Highways Management Corporation Ltd. (2)	24.5	24.5
Foreign Investment Companies		
Africa Israel International Holdings Ltd. (12)	100.0	100.0
Africa Israel International Investments (1997) Ltd. (12)	100.0	100.0
Africa Israel International Properties (2002) Ltd. (12) (35)	100.0	100.0
Danya International Holdings Ltd. (22)	100.0	100.0
The Netherlands		
Africa-Israel (East Europe) Investments B.V.	100.0	100.0
A.I.E.E. Overschie B.V. (26)	100.0	100.0
A.I.E.E. Fin B.V. (28)	100.0	100.0
Generique Holdings B.V. (4)	50.0	50.0
F. Findinfs Realities B.V. (19)	100.0	100.0
Lentjee B.V. (29)	100.0	100.0
Tout pour toi beheer B.V. (22)	100.0	100.0
Cyprus		
Moonbeam Enterprises Ltd. (29)	100.0	100.0
Sifrocal Ltd. (28)	100.0	100.0
Belgate Construction Ltd. (20)	100.0	100.0
Stilo Overseas Ltd. (28)	100.0	100.0
Parcost Ltd. (28)	100.0	100.0
Topcrest Ltd. (28)	100.0	100.0
Donkamil Holdings Ltd. (15)	80.0	80.0
Borenco Enterprises (15)	80.0	80.0
Danya Cebus Cyprus (22)	100.0	100.0

Appendix – List of Active Group Companies (cont'd)

	Percentage of equity and control by the holding company as of balance sheet date	
	Equity	Control
	%	%
Russia		
M.D.C. Ltd. (15)	100.0	100.0
Stroyinkon k (14)	80.0	80.0
Blaster Plus (20)	80.0	80.0
Mystory LLC. (20)	80.0	80.0
Autostoyanka Tverskaya Zastava (20)	80.0	80.0
Tech Invest Group (20)		
Buildstroy (20)		
Crown Invest. (20)		
Rambrol Trading Limited (35)	80.0	80.0
Danya Cebus Rus (33)	100.0	100.0
Stroyinkom (34)	100.0	100.0
Luxembourg		
AFI (East-Central Europe) Developments Sarl (21)	100.0	100.0
Gibraltar		
Malford Holdings Limited (21)	100.0	100.0
Monterrey Investments Limited (25)	49.0	49.0
Bellmont Investments Limited (25)	49.0	49.0
Turnstone Investments Limited (23)	100.0	100.0
Unicare Limited (25)	49.0	49.0
Czech Republic		
M.I.C.C. Prague s.r.o. (25)	64.0	64.0
Adut s.r.o. (25)	63.0	63.0
Broadway Creseus s.r.o. (25)	100.0	100.0
Flora - Sen s.r.o. (25)	100.0	100.0
Balabenka s.r.o. (25)	100.0	100.0
Praha - Jeruzalem s.r.o. (17)	100.0	100.0
Praha - Sen s.r.o. (4) (26)	50.0	50.0
Evropa - Sen s.r.o. (25)	100.0	100.0
Flora Management Group (25)	100.0	100.0
United States		
Africa – Israel Acquisition Corp.	100.0	100.0
Savyon L.P. (38)	48.95	48.95
A.I. Properties and Development (USA) Corp. (37)	100.0	100.0

Appendix – List of Active Group Companies (cont'd)

	Percentage of equity and control by the holding company as of balance sheet date	
	Equity	Control
	%	%
United States (cont'd)		
W Square LLC (39)	65.0	65.0
Atlantic LLC (40)	49.0	49.0
84 Front Street LLC (39)	65.0	65.0
60 Spring LLC (39)	100.0	100.0
Spring Laffayette LLC (39)	65.0	65.0
Empire Stores LLC (40)	49.0	49.0
800 Pacific LLC (39)	65.0	65.0
Beachfront Community LLC (39)	65.0	65.0
15 Broad LLC (39)	100.0	100.0
341-347 Broadway LLC (39)	65.0	65.0
Al Boymelgreen Gowanus LLC (39)	55.0	55.0
15 Broad Street Managers LLC (39)	65.0	65.0
2024589 Ontario Inc. (35)	100.0	100.0
2024590 Ontario Inc. (35)	100.0	100.0
Mod Village Residences Ltd. (35)	55.0	55.0
Victoria Square Residences Ltd. (35)	55.0	55.0
35 Front Street LLC (39)	65.0	65.0
85 Adams Street LLC (39)	100.0	100.0
85 Adams Street Manager LLC (39)	65.0	65.0
Moldovia		
Ismolaf SRL (27)	100.0	100.0
Introvax Leasing SRL (18)	99.0	100.0
Canada		
2024589 Ontario Inc. (25)	100.0	100.0
2024590 Ontario Inc. (25)	100.0	100.0
Danya Proforma (36)	60.0	60.0

(1) Holds directly or indirectly, some of the companies in the Industry and Trade group.
(2) Affiliated company, the investment in which is included on the equity basis.
(3) The shares of this company are traded on the Tel-Aviv Stock Exchange.
(4) Companies under joint control consolidated by the proportionate consolidation method.
(5) Subsidiary of Givat Savyon Ltd.
(6) The balance of the shares is held by Bank Leumi le-Israel B.M.
(7) The debentures of this company are traded on the Tel-Aviv Stock Exchange.
(8) Holds directly or indirectly the other companies in the Hotels group.
(9) Subsidiaries of AKD Projects & Construction (1990) Ltd.
(10) During the year an additional 5% was acquired (see Note 2D(10)).
(11) Subsidiary of Packer Plada Ltd.
(12) Holds the international companies operating overseas.
(13) Subsidiaries of Gottex Models Ltd.
(14) Subsidiary of Borenco Enterprises

(15) Subsidiary of Moonbeam Enterprises Ltd.
(16) Subsidiary of Parcost Ltd.
(17) Subsidiary of Adut s.r.o.
(18) Subsidiary of Ismolaf SRL
(19) Subsidiary of Generique Holdings B.V.
(20) Subsidiary of Donkamil Holdings Ltd.
(21) Subsidiary of Africa Israel International Holdings Ltd.
(22) Subsidiary of Danya Cebus Ltd.
(23) Held by Malford Holdings Limited
(24) Wholly-owned subsidiary of Af-Ran Ltd.
(25) Subsidiary of Africa Israel International Properties (2002) Ltd.
(26) Proportionately consolidated company partly by Africa Israel International Investments (1997) Ltd.
(27) Subsidiary of Africa Israel (East Europe) Investments BV
(28) Subsidiary of AFI (East – Central Europe) Developments sarl
(29) Subsidiary of Lentjee B.V.
(30) Subsidiary of Crowner S.A.
(31) Investee company at the rate of 50% by Africa Israel Communications Ltd.
(32) Subsidiary of Tout pourtoi beheer B.V.
(33) Subsidiary of Danya Cebus Cyprus
(34) Subsidiary of Rambrol Trading Limited.
(35) Subsidiary of Africa Israel Properties Ltd.
(36) Subsidiary of Danya Dutch B.V.
(37) Subsidiary of Africa Israel International Investments (1997) Ltd.
(38) Partnership held by the Company and presented on the equity method.
(39) Subsidiary of A.I. Properties and Developments (USA) Corp.
(40) Affiliated company of A.I. Properties and Developments (USA) Corp.